

10012841

PVH

Phillips-Van Heusen Corporation Annual Report 09

"While we were **confident** that we would respond to the challenges that the downturn brought, we could not have foreseen that we would emerge so well-positioned for 2010 and beyond."


PVH

Phillips-Van Heusen Corporation Annual Report 09



Contents




Emanuel Chirico
Chairman and Chief Executive Officer

Letter to Stockholders

Dear Fellow Stockholders,

We are rightfully pleased with and proud of our results in 2009. During a year in which we knew our revenue and earnings growth would be affected by the toughest economy in decades, we outperformed many of our competitors on the retail sales floor. Our revenues were stable and gross margins increased across all our divisions.

We also identified and took advantage of some exceptional opportunities and advanced our business plan in ways that should have a positive impact on our company for many years to come.

Specifically, we emerged from 2009 in a stronger competitive position in our wholesale and retail businesses, as we increased our market share in important categories. We continued to benefit from the global expansion of the *Calvin Klein* brand and saw our strategic approach to its growth again validated. And we employed the potential of our carefully tended balance sheet to undertake a transaction – the acquisition of Tommy Hilfiger – that upon its planned completion in the second quarter of 2010 will open substantial new vistas for our company.



Navigating Rough Waters

A review of how we achieved significant progress in a year in which many companies suffered major setbacks speaks volumes about the strength of our brands, the power of the business models we have in place, the quality of our logistics capabilities and teams in the field and our ability to execute our strategy.

Certainly, the steps we took in 2008 in response to the economic crisis and in preparation for the severe recession, while difficult, proved successful throughout 2009. The cost-cutting initiatives and operational restructuring measures put us on sound footing for the retail environment that we faced in 2009 and enabled us to react to changing circumstances nimbly and effectively throughout the year, while at the same time bringing additional efficiencies that we believe will continue to serve us in the future.

As 2009 progressed, we saw steady improvement in quarter-to-quarter performance. We consistently delivered results higher than our guidance and consensus estimates, even as we regularly updated our projections. This was a reflection of the gradual return of retail activity, as shoppers came back to malls and to outlet centers. We managed to attract the attention and business of these cautious and selective buyers. Throughout the year, we benefited from tight inventory management and efficient replenishment, as well as innovative and timely presentation and promotional strategies.

The growth of the *Calvin Klein* brand worldwide increased the stream of royalties generated by the licensing business model we have successfully employed as part of our expansion. Our heritage brands – *Van Heusen, IZOD, ARROW* and *Bass* – rebounded and thrived as consumers returned and brought with them a value-orientation that played to the strength, quality and reputation of these familiar names. This momentum was enhanced by our decision to increase our spending on marketing to take advantage of a less cluttered advertising environment as many of our competitors decreased their budgets. The increased investment and outreach to consumers improved our competitive position with all of our brands. By the fourth quarter, our heritage businesses were delivering exceptional results and the global growth momentum of Calvin Klein was accelerating rapidly. As a result, our brands are positioned to be at the forefront of consumers' minds as the economy continues to improve.



Taking Action at an Opportune Time

As you undoubtably know by now, subsequent to year's end, we announced that we had signed an agreement to acquire Tommy Hilfiger. As this letter is written, the transaction is not yet closed, so I will refrain in this reprise of 2009 from discussing the specifics of how it will impact our future. However, it is not premature to say that the fact that we were able to pursue this opportunity and successfully reach an agreement was in itself a significant achievement. It reflects a longstanding commitment on our part to maintaining the financial flexibility and wherewithal needed to act at the opportune time, as well as the discipline to wait for attractive and compelling business combinations to present themselves. The Tommy Hilfiger deal met our pre-set acquisition criteria. We were determined that any acquisition be immediately accretive to earnings (excluding one-time costs), focused on international growth, possessed of a strong brand, and be a profitable business with an outstanding management team. This transaction would more than satisfy all of our conditions.



"As 2009 progressed, we saw steady improvement in quarter-to-quarter performance. We consistently delivered results higher than our guidance and consensus estimates, even as we regularly updated our projections."



Maintaining Identity and Values

Along with our commitment throughout 2009 to shepherding our business and maintaining our focus through tough times, we were determined that economic uncertainty would not alter our corporate identity and values. Corporate responsibility is a fundamental component of our company ethos and is directly linked to our strategies and practices. In 2008, we published our first Corporate Social Responsibility (CSR) Report, demonstrating our recognition that transparency is essential to progress in the challenges facing our company, our industry, and the global community. Over the last year, we sharpened our focus on our CSR efforts. Our internal CSR Task Force and the CSR Committee of our Board of Directors have provided oversight in setting goals, tracking progress and proposing new initiatives. In addition, CSR objectives and achievements are now evaluated as part of the performance review process for our senior executives. As it is a core element of the business, CSR has its own summary in this Annual Report to Stockholders. I hope that you will take a moment to review it.



Positioned for Future Opportunity

As 2009 started, uncertainty was the watchword for the economy. While we were confident that we would respond to the challenges that the downturn brought, we could not have foreseen that we would emerge so well-positioned for 2010 and beyond. This performance is a testament to our company, our brands, our associates and our strategic business partners. We are particularly glad that the value of our company was sustained and, in many ways, enhanced for the benefit of our stockholders. We are committed to delivering on the substantial potential that lies before us as the economy further recovers and the size and reach of our company grows in the coming months.

Emanuel Chirico

Emanuel Chirico
Chairman and Chief Executive Officer

"This performance is a testament to our company, our brands, our associates and our strategic business partners. We are particularly glad that the value of our company was sustained and, in many ways, enhanced for the benefit of our stockholders."



Allen Sirkin
President and Chief Operating Officer

Strategy and Operations

This foundation enables us to provide our many retail partners with differentiated and compelling product under nationally recognized brand names.

LEVERAGED INFRASTRUCTURE


Information Technology + Logistics
Global Sourcing
Finance
Human Resources
Human Rights Compliance + CSR
SHARED SERVICES
HERITAGE BUSINESS
CALVIN KLEIN
Wholesale
Retail
Licensing
Dress Furnishings
Sales + Design
Retail
Merchandising + Design
Licensing + Product Design
Sportswear
Sales + Design
Products + Territories
PVH Marketing Group
Creative Services, Marketing, Global Communications (IZOD, ARROW, Van Heusen & Bass)
Calvin Klein Advertising and Global Communications

DIVERSE DISTRIBUTION


Multiple Channels
Multiple Brands
Multiple Price Points
Collection
Specialty
Premier Department
Department
Value Department
Outlet
Discount
$10,000
$10
Calvin Klein collection
IKE BEHAR
TED BAKER
DKNY
MICHAEL KORS
ck Calvin Klein
Hart Schaffner Marx
EAGLE
TOMMY HILFIGER
MICHAEL MICHAEL KORS
KENNETH COLE REACTION
JONES NEW YORK
Calvin Klein
JOSEPH ABBOUD
GEOFFREY BEENE
NAUTICA
Timberland
DONALD J. TRUMP
U.S. POLO ASSN.
IZOD
CLAIBORNE
CHAPS
VAN HEUSEN
Bass
J.GARCIA
ARROW
axcess
• Owned
• Licensed
† Partial

Our brands are our most important asset and our strategy is to operate a diverse brand portfolio targeted at multiple price points and distributed through multiple channels of distribution. This foundation enables us to provide our many retail partners with differentiated and compelling product under nationally recognized brand names in order to address the needs and varied fashion tastes of consumers. Our diverse brand portfolio allows us to navigate through shifting trends in both consumer demand and fashion cycles. Supporting our brands is a strong and well-developed infrastructure that provides the means for us to leverage key support functions such as logistics, marketing, finance and human resources in an efficient manner – providing the backbone for both existing businesses and new businesses when such opportunities present themselves.

Calvin Klein

A year like 2009 tests even the strongest brands and businesses. The global recession challenged the growth trajectory for Calvin Klein but served to reinforce our long term commitment to quality and innovation.



Even with the difficulties presented by the global economy, we saw evidence of the strength of the *Calvin Klein* brands, as well as returns on initiatives that we undertook to focus on our longer-term strategies, improve execution and reduce expenses. Global growth did begin to revive in the second half of the year, more than offsetting the poor start to the year. In the fourth quarter, Calvin Klein saw an increase in royalty revenue of 22% as compared to the prior year period. These results were attributable principally to strong performances in jeans, underwear, fragrance, women's sportswear, dresses and outerwear.

We closed 2009 approaching $6 billion in global retail sales under the *Calvin Klein* brands. We begin 2010 with confidence in the strength of these brands and the appeal of the products sold under them. *Calvin Klein* products in many categories continue to gain market share, supported by higher levels of advertising expenditures, which has allowed us to stay ahead of our competition and out in front of consumers.



We continued to see the global expansion of the *Calvin Klein* footprint in 2009. Total points of sale increased last year and now include over 850 *Calvin Klein* retail store locations around the world – with 60 freestanding stores having been opened in Asia in the second half of 2009 alone. It is planned that approximately 100 additional freestanding stores will open in 2010, with approximately half of those opening in key Asia-Pacific markets. We believe that we are well-positioned to continue to drive growth around the world by furthering the brands' penetration in existing markets and continuing a controlled but significant expansion within key emerging markets.

While we are cautious regarding global consumer spending trends, we do see that in these uncertain times, our retail partners and consumers are more comfortable aligning themselves with a well-known global brand with a strong reputation; one that addresses multiple lifestyle needs by offering a broad selection of quality products in apparel, footwear, accessories and home products. Together with our licensing partners, we continue to build new businesses and expand existing ones in order to grow both the product and geographic reach of the *Calvin Klein* lifestyle. We also continue to leverage the power of *Calvin Klein* around the world with attention-getting advertising and promotions. We believe these combined actions will enable global retail sales to increase to $7 billion over the next two to three years.

We developed a brand pyramid to provide a focused, consistent approach to global brand growth and development with each of the *Calvin Klein* brands – *Calvin Klein Collection*, *ck Calvin Klein*, and *Calvin Klein* – occupying a distinct marketing identity and position. We believe this approach has enabled us to exploit development opportunities more efficiently and effectively. The development of the *Calvin Klein* brands over a broad range of products and price points and with worldwide distribution also serves as a buffer against weakness in a particular region or product category.

The *Calvin Klein* creative directors continue to be recognized among the most talented designers in the industry. 2009 marked the second nomination and first win for the men's creative director, Italo Zucchelli, for the prestigious title of Menswear Designer of the Year, awarded by the Council of Fashion Designers of America (CFDA). His counterpart, Francisco Costa, the women's creative director, received the CFDA's Womenswear Designer of the Year award in 2006 and again in 2008. This year, Costa was a recipient of the prestigious 2009 Smithsonian's Cooper-Hewitt Fashion Design Award and was invited to the White House to meet the First Lady. The National Design Awards were established in 2000 by the White House Millennium Council to promote excellence and innovation in design.

Calvin Klein Collection

Calvin Klein Collection is the luxury tier of the *Calvin Klein* brand pyramid and is strategically important for its "halo" positioning, setting the tone for all other *Calvin Klein* brand businesses around the world. The highest profile *Calvin Klein Collection* product lines are apparel and accessories, which we operate in-house, thereby enabling us to better control the image and growth of this important business. Calvin Klein is committed to the continued expansion of the *Calvin Klein Collection* brand's presence at retail by leveraging the image, creative talent and consumer recognition behind the brand, with the support of Calvin Klein's strong, on-going marketing and public relations initiatives.

ck Calvin Klein

The bridge brand, *ck Calvin Klein*, continues to grow and thrive and in 2009, sales of this brand achieved over $1.7 billion at retail. Much of this growth is attributable to the expanding presence of full-price, freestanding retail stores, as well as shop-in-shops, across Europe and Asia, operated by our experienced retail partners. Total stores open has grown from three in 2003 to 60 by the end of 2009, and another 25 are planned to open in 2010. Though this impressive development has been swift, significant opportunity remains and additional stores are planned for key markets outside the United States, as well as branded freestanding stores dedicated to *ck Calvin Klein* accessories, watches and jewelry, which are gaining greater importance to the business.

Calvin Klein

Last year, sales of our existing and new *Calvin Klein* brand products exceeded $4.0 billion at retail globally. These offerings – including apparel and accessories under the iconic *Calvin Klein Jeans* and *Calvin Klein Underwear* brands – continue to garner greater market share at retail as we successfully intensify this brand tier with new category introductions, meaningful brand extensions and entry into new markets around the world. Examples of such expansion during 2009 include the opening of over 50 new freestanding stores around the world, including *Calvin Klein Jeans* and *Calvin Klein Underwear* stores operated by licensees and other partners and stores added to our own United States outlet retail operations.


Calvin Klein
ck
Calvin Klein











Dress Furnishings

A second straight year with a significant increase in market share was the performance highlight for our Dress Furnishings Group in 2009.

A significant market share gain in 2009, on top of the gain achieved in 2008, reflects the strong connections that the Dress Furnishings Group and our brands have forged with both our retailer customers and consumers.

Our dress shirt unit market share in United States department and national chain stores increased to 46% in 2009, up from 41% in 2008 and 35% in 2007 – a gain in total market share of over 10% during a period in which the economic environment was the most difficult in decades. For the same two-year period, our dollar market share gain in United States department and chain stores also exceeded 10%, growing to 44%. For PVH, the dress shirt category has proven recession resistant, allowing the Dress Furnishings Group to improve its market-leading position during tough economic times.



We also outperformed the market in neckwear, capturing additional market share in this category. Neckwear as a category was down 17% in units in United States department stores in 2009. By contrast, our Dress Furnishings Group's neckwear units and dollar volume in this channel were both up by double digits for the year.

Our success was based on offering a broad portfolio of strong national brands in both dress shirts and neckwear, coupled with appealing product and design and a compelling value equation across the retail channels we serve. The Dress Furnishings Group's effective inventory management, replenishment proficiency and in-store visual merchandising programs also played a significant role in enhancing our competitive position.

The Dress Furnishings Group introduced a number of new brands in 2009. *Tommy Hilfiger* dress shirts, *Joseph Abboud Collection* neckwear and *Elie Tahari* dress shirts and neckwear all made their debuts. The Group also expanded offerings to meet demand for a modern slim fit with the introduction of *Calvin Klein BODY*, along with trend appropriate products in the *DKNY* and *Kenneth Cole Reaction* lines.

Quality brands, consumer connected marketing, aggressive inventory management and a product mix aligned with the consumer's desire for value helped drive positive performance for the Sportswear Group in 2009. *Van Heusen*, *ARROW* and *IZOD* gained market share as the difficult economic environment led consumers to increase purchases of these national brands which offer superior design, quality and value. As a result, *IZOD* maintained its position as the best selling branded men's knit sport shirt and *Van Heusen* and *ARROW* were the number one and two best selling branded men's woven sport shirts in the United States.

The *Timberland* men's outdoor-inspired sportswear line was successfully repositioned as a strong price/value collection in 2009, with sales far exceeding targets for the year. The brand's distribution is focused on better department stores with a limited presence in outdoor specialty stores. *Timberland* sportswear was one of the best performers at Macy's during the course of 2009, which resulted in it being expanded to all doors beginning with the fourth quarter.

Calvin Klein men's sportswear was sold in 680 doors totaling 350,000 square feet on the collection floors of our department store customers in 2009. Calvin Klein is a key modern, better sportswear brand for Macy's, Dillard's and Lord & Taylor. Inventory turnover improved by 15% in 2009 compared to 2008, driven by a focus on key items, great quality and compelling price points.

Market share improved throughout 2009 as a result of the Sportswear Group's strategy of leveraging strong brands with focused value positioning.

We continued to invest in marketing our brands throughout 2009, including building unique associations in sports and entertainment that connected our brands, our retailer customers and consumers:

- The *IZOD* brand began the year as the official apparel sponsor of the Indianapolis Motor Speedway, IndyCar Series and Firestone Indy Lights and ended the year by announcing a six-year agreement to become the title sponsor of the newly renamed *IZOD IndyCar Series*. This affiliation will include a number of innovative marketing events with Macy's, as well as offering the opportunity to build new cross-promotional opportunities with leading companies across various industries who also sponsor Indy Racing.
- We continued our sponsorship of the *IZOD Center*, ranked as the fourth most attended arena for sports, concerts and family entertainment in the United States for the past decade.
- We partnered with JCPenney and the Pro Football Hall of Fame to launch the *Van Heusen – Pro Football Hall of Fame Fan's Choice* campaign, which featured Hall-of-Famer Steve Young as spokesman and garnered more than 1.5 million votes on the *Van Heusen Fan's Choice* website in support of the fans' favorite candidates for the *Pro Football Hall of Fame*. The campaign also included a four-part television series which aired on the NFL Network and several on-site events at NFL games. The brand association with this campaign will continue in 2010.


Sportswear

Retail







Comparable store sales performance improved during the year for each of our retail chains, and total outlet retail comparable store sales for 2009 finished up 1.5% despite the tough economy.


men Bass women

Performance of our IZOD, Van Heusen, Bass and Calvin Klein outlet store businesses started slowly in 2009, reflecting the tough economic environment. But strong brand loyalty, appropriate promotional activity and a value proposition that fit the economic times enabled us to register positive comparable store sales performance in all of our chains as the year progressed – starting in the first quarter for IZOD, the second for Van Heusen and the third for Calvin Klein and Bass. In the face of declining traffic at the outlet malls, our stores were able to convert value-seeking shoppers into buyers. Remarkably, for the full year 2009, total outlet retail comparable store sales increased 1.5%. Attractive product assortments and presentation, conservative inventory management and creative outreach to the consumer were also key to this performance.

At Van Heusen, the consistent build in sales and profitability through the year featured strong key item and outfit presentations, including an enhanced assortment of dress shirts and neckwear with the introduction of *Donald J. Trump Signature Collection* and *Geoffrey Beene* dress shirts and neckwear in more than half the chain, promotional price messages in-store and a new consumer loyalty rewards program backed by email campaigns.

Our IZOD chain reinforced its positioning as an apparel resource for an active lifestyle by adjusting the product mix in the store. The chain also increased its preferred customers' loyalty program efforts, using email coupons and special promotional events.

In a strong year for boots, the Bass chain created a "Buy 1 Get 2 Free" women's boot event that saw the chain achieve a 75% increase in unit volume over the prior year at higher margins. It demonstrated the power of the right value message to the consumer. Similar strategies worked with women's sandals, men's footwear and family footwear during the year.

Our Calvin Klein chain emphasized value with more price communication and enhanced product presentation, staying true to marketplace trends without compromising the brand's DNA. Additionally, the chain activated regional pricing in high-performing markets and more enticing value-positioning in underperforming markets. Both sales and gross margin improved. Progress was also made on calvinklein.com, where product categories were expanded to include rugs, swimwear, fragrance, luggage and dinnerware.



International

In 2009, 33%* of our earnings before interest and taxes was derived from outside the United States, up from 30%* in 2008. Increased brand awareness and improved product selection have created global demand for our brands, particularly in emerging markets. International growth of our brands is currently strategically driven primarily through a licensing and distribution model, allowing us to partner with companies that have expertise in their respective product categories and in their local markets. This strategy creates a low risk platform for growth with minimal working capital requirements.

At year end, there were approximately 380 freestanding stores operated by our licensees in international markets for our *Van Heusen, ARROW, IZOD* and *Bass* brands, with plans to add about 20 more in 2010. More than 10 new *ARROW* stores were opened in India, bringing the year end total to 68 stores there, including large stores in the top two markets in Delhi. The brand was also introduced in Dubai in 2009.

*Non-GAAP financial measure. Reconciled on page 35.

COUNTRY†	BRANDS				
	Calvin Klein	*Van Heusen*	*ARROW*	*IZOD*	*Bass*
Argentina	•	•			
Australia	•	•			
Austria	•		•		
Bahrain	•	•			
Canada	•	•	•	•	
Chile	•	•	•	•	
China	•		•	•	•
Colombia	•	•	•	•	
Costa Rica	•	•	•	•	
Denmark	•	•	•		
Ecuador	•		•	•	
Egypt	•	•			
Finland		•	•		
France	•		•	•	•
Germany	•		•		
Greece	•				
Guatemala	•	•	•	•	•
Honduras		•	•		
Hong Kong	•		•	•	
India	•	•	•		
Indonesia	•	•	•		
Italy	•		•		
Japan	•		•		•
Kenya		•	•		
Korea	•		•		
Kuwait	•				
Lebanon			•		
Macau				•	
Malaysia	•	•	•		
Mexico	•	•	•	•	
New Zealand	•	•			
Norway		•	•		
Panama	•	•	•	•	
Peru	•	•	•	•	•
Philippines	•	•	•	•	•
Portugal	•		•		
Qatar		•			
Saudi Arabia	•				
Singapore	•	•	•		
Spain	•		•		
Sweden		•	•		
Switzerland			•		
Thailand	•	•	•	•	
U.A.E.	•	•	•		
U.K./Eire	•	•	•		•
U.S.A.	•	•	•	•	•
Uruguay		•	•		
Venezuela	•	•	•	•	
Vietnam	•		•		

†Partial List

2009 was a year of continued international growth for all of our brands through new licensing relationships targeting emerging markets.






Calvin Klein
$5,793.7
47% | 53%
Van Heusen
$751.7
78% | 22%
ARROW
$560.2
55% | 45%
IZOD
$789.2
98% | 2%
Bass
$282.8
99% | 1%
PVH
67% | 33%
Domestic
International

2009 SALES AT RETAIL - Domestic vs International
In Millions

2009 PROFITS - Domestic vs International

The increase in our international presence is driven by our *Calvin Klein* brands. There were more than 700 freestanding *Calvin Klein* stores outside of the United States by the end of 2009. These stores are operated by experienced retail partners, cover the full range of products under the *Calvin Klein* brands – *Calvin Klein Collection, ck Calvin Klein* (bridge), and *Calvin Klein* (better) – and contribute to the brands' worldwide growth. In the second half of 2009, 60 new freestanding stores opened in the key emerging Asia-Pacific markets, with an additional 50 stores planned for the region in 2010. In total, approximately 100 new freestanding *Calvin Klein* stores are expected to open outside the United States by the end of the year.

Store openings provide the greatest evidence of our expansion into new international markets. In 2010, the total number of licensee-operated freestanding stores for all of our brands is expected to rise 12%.

International Stores	2009	2010 Projected
Calvin Klein	728	846
Van Heusen	103	108
ARROW	243	252
IZOD	13	17
Bass	19	19
Total	**1,106**	**1,242**



Corporate Social Responsibility

W workplace
H human rights
C community
E environment



Central to our identity is a genuine commitment to corporate responsibility, a fundamental component of how we run our business that is directly linked to our strategies and practices.

We see corporate social responsibility as a journey that is marked with challenges to be confronted and opportunities to be seized. A year ago, we issued a report for the first time on our CSR efforts, performance and vision for the future, taking what we believe was an important step toward increasing transparency and accountability to the public. While we made progress in achieving the goals detailed in our 2008 CSR Report, we are aware that we have a long way to go. On pages 30 and 31, please see a recap of our performance to goals and some of the key challenges we will address going forward.

We continue to operate our business in a manner that clearly incorporates our guiding principles and ethics. Over the years, this has led to:

- Development and continued expansion of comprehensive **Workplace** programs
- Robust programs to protect the **Human Rights** and fair labor practices for factory workers who produce our products around the world
- Wide ranging **Community** service and philanthropic efforts
- Emergent initiatives and strategies aimed at protecting the **Environment**

SEE OUR FULL 2009 CSR REPORT ONLINE AT **PVH.COM/CSR/2009**

W

workplace



We place a high priority on making a genuine contribution to the quality of life of our associates and their families and we recognize our responsibility to provide a work environment that fosters respect, dignity and opportunity.

Providing a supportive workplace environment where **career development**, **opportunity for advancement** and **comprehensive benefits** are available to all is essential for the continued growth and success of our organization. Our aim is to encourage and support a healthy **work/life balance** for our associates. In our view, PVH is an excellent place for a talented and motivated individual to launch and build a career.

We believe it is vital to **listen to our associates and respond to feedback**. We conducted our second Associate Survey in June 2009 to gather input and identify areas to improve. Highlights of the survey results include:

- 95% of our associates agree with the statements "I am proud to tell people I work for PVH," and "Overall, PVH is a good place to work."
- Associates think highly of our benefit programs and view them as highly competitive compared to other companies.
- Associates expressed a desire for expanded communications, more career development information and additional associate recognition activities.

We formed Associate Action Teams to review the survey results, identify opportunities for improvement and target solutions to effectively address associates' concerns and desires. Throughout 2010 we will continue to implement initiatives recommended by these teams. We will conduct associate engagement surveys bi-annually to assure that PVH continues to be a great place to work.

Our associates bring PVH's corporate identity to life. Their competence and dedication are vital components of our continued strength and stability. We value **diversity** in our workforce and encourage open communication and the unique perspectives of all individuals. Below are basic diversity measures. More detailed information is provided in our online CSR Report.


Gender
US Associates
31.7% Male
68.3% Female
Ethnicity
US Associates
66.4% White
9.1% Black/African American
18.3% Hispanic or Latino
5.1% Asian
0.3% American Indian or Alaska Native
0.1% Hawaiian or Pacific Islander
0.7% Two or more races

In 2009, CSR performance was included as a business objective in the evaluation process for senior management executives, **creating accountability for CSR performance**. This modification sent a clear message that PVH is firmly committed to executive sponsorship of CSR activities and that compensation of our executives will be influenced by their performance in this area.

SEE OUR REPORT ONLINE AT **PVH.COM/CSR/2009/WORKPLACE** FOR INFORMATION ON:

• Benefits • Training and Development • Streamlining our Operations



H
human rights

Our objective is to operate our business in an ethical manner, adhering to the core principles outlined in our code of conduct, A Shared Commitment. Our values and programs align with the *Universal Declaration of Human Rights*, the *International Labor Organization's Core Conventions* and the *United Nations' Framework on Business and Human Rights*.

Respect for human rights and fair labor conditions for the people who manufacture our products around the world is the foundation of our Global Human Rights and Social Responsibility program.

Performance highlights in 2009 include:

- Factory participation in our Critical Engagement and Impact Program (CEIP): 70% in 2009 compared to 58% in 2008, signaling progress in full disclosure and commitment.
- Fifty-six percent of factory non-compliance issues identified in the first quarter were resolved by the end of 2009.
- We received 124 factory worker grievances in 2009 – up from 60 in 2008. While we believe the economic situation prompted more questionable practices and abuses, we also believe that the increase in grievances indicates greater confidence in the confidentiality and effectiveness of our grievance process.

Our **Supply Chain** is comprised of 1,014 Factories in 55 Countries — 306 PVH supplier factories and 708 licensee factories. Below is our Supplier Factory Compliance status.


In Compliance
19%
23%
Requires Follow Up
12%
8%
In Remediation
43%
64%
Not in Compliance
8%
3%
Red Flagged
18%
2%
2008 [Total Supplier Factories – 401]
2009 [Total Supplier Factories – 306]

To Improve **Licensee Compliance**, we have:

- Trained 70 licensees on our program requirements and operating guidelines in Asia, Europe and the Americas.
- Developed the "Licensee Report Card" template and implemented it for our eight largest licensees.
- Strengthened the licensee compliance performance review process for contract renewal.
- Developed "External Monitoring Guidelines" for third-party factory auditors.
- Established new controls to ensure licensees disclose all factories where PVH product is manufactured.
- Facilitated collaboration among licensees with common suppliers.

Collaboration through **Sustainable Compliance Initiative (SCI)** by the **Fair Labor Association (FLA)**

- SCI strives for greater industry standardization, quality of monitoring, remediation approach and progress metrics to be widely adopted by companies of all sizes and resources.
- PVH is a member of the SCI steering Committee and participated in field testing.
- We purchased a comprehensive platform to automate SCI, a unique sustainable compliance solution applicable to all participants in the supply chain.

SEE OUR REPORT ONLINE AT **PVH.COM/CSR/2009/HUMANRIGHTS** FOR INFORMATION ON:

• Additional metrics • Partner perspectives • Alignment with the *United Nations' Framework on Business and Human Rights*

C community


HAIT
RELIEF
LADIES
SHOES
20 PAIRS

We encourage and support our associates' efforts to make a difference in their communities. PVH associates give generously through **PVH Cares**. During our annual fall campaign the company matches 50 cents on every dollar contributed by associates.

Our New Strategy Platform is **"Creating Opportunities for Women and Children,"** focusing on safe spaces, education and quality of life.


Foundation Donations
Associate Donations
Executive Support
Customer Campaigns
In-kind Donations
Associate Volunteering
Focused Community Action

Commitment to community service is an integral part of our corporate identity. We have an obligation to support the local communities where we live and work, as well as the larger global community. In 2009, we established a new strategy for community stewardship focused on creating opportunities for women and children.

As part of our strategy, we are working with several organizations that embody our PVH Cares platform and mission statement. For instance, we **formed a corporate partnership with Save the Children** and, this year, we focused on improving the lives of children in Bangladesh, a major sourcing location where PVH operates an office. As part of this partnership in 2009, we have:

- Committed 25% of the proceeds from our in-store fundraising efforts to aid the children of Bangladesh.
- Developed programs for our associates to become directly engaged in supporting those children through volunteerism and donations.
- Engaged our factory and vendor base in the region to partner with us in supporting Save the Children programs, particularly factory child care centers for pre-school education.

SEE OUR ONLINE REPORT AT **PVH.COM/CSR/2009/COMMUNITY** FOR INFORMATION ON:
• The PVH Cares Mission Statement • Associate stories • Steering and finance committees • PVH Action Aid in Haiti • Other spotlight organizations


E
environment

We recognize that we depend on the earth's limited natural resources for our business and that we have a fundamental responsibility to operate in a sustainable manner to conserve those resources.

We are aware that in some cases our greatest impacts lie outside our controlled operations, where our ability to influence change is somewhat limited. As such, we endeavor to create a portfolio of activities that spans levels of influence and impact.

Environmental Impact Area	Influence	Impact	PVH Strategy	Strategy Time Frame
PVH Owned / Controlled Operations	High	Low	• Minimize environmental impacts	Short Term
Supply Chain	Medium	High	• Work with suppliers on environmental management systems	Medium Term
			• Work with suppliers on removing restricted substances from use	Medium Term
			• Work with suppliers on other environmental aspects like energy, water and material efficiency	Long Term
Customers	Low	High	• Educate and support informed purchase decisions	Long Term

While we have made considerable progress in our efforts, PVH is still in the beginning phases of establishing a structure to accomplish our objectives with a focus on minimizing our impact on the environment. In 2009, we demonstrated our intent to establish company-wide environmental strategies by developing a **Corporate Environmental Policy**, organizing our efforts around three key areas: facilities, supply chain and products and packaging.

We have focused much of our effort in reviewing our domestic facilities to establish baselines and to implement initiatives to improve environmental performance. Going forward, we will continue to collect data so that we can understand our carbon footprint and set appropriate goals designed to reduce it.

ENERGY AND EMISSIONS FOR UNITED STATES OFFICES AND DISTRIBUTION CENTERS

Energy Usage – KwH (Millions)


25.67
25.02

CO_2 Emissions – MT (Thousands)


14.93
14.22

2008
2009

SEE OUR REPORT ONLINE AT **PVH.COM/CSR/2009/ENVIRONMENT** FOR INFORMATION ON:

• Facilities • Product and packaging • Supply chain • Corporate Environmental Policy

2009 Performance to Goals

Below is a review of our performance to the goals we set in our 2008 CSR Report


Completion Scale
Not Achieved
Initiated
Progress Made
Significant Progress
Achieved

Workplace	2009 Performance
Conduct 2009 Associate Engagement Survey	Achieved
Expand tracking and reporting of associate engagement measures such as turnover and exit interview process	Achieved
Expand communication and awareness of company diversity strategies and initiatives	Significant Progress
Expand reporting of diversity statistics for review by senior management and identify areas of opportunity	Achieved
Implement leadership assessment and development programs	Achieved
Expand the online PVH Talent Management System to provide enhanced tools for career development, succession planning, performance management and salary planning	Significant Progress
Implement a new Change Management seminar to help managers lead more effectively in light of the rapidly changing business environment	Achieved
Create ongoing communications plan to keep associates informed	Achieved
Incorporate reporting of CSR activities into the PVH Performance Review process for senior executives	Achieved
Human Rights	
Participate in and drive initiatives that foster more consistent compliance approach and initiatives throughout the industry	Achieved
Improve factory compliance measurement by developing a new rating system, implementing the system with key factories and incorporating Key Performance Indicators into the factory assessment process	Achieved
Purchase and implement new database system to capture compliance information to drive informed business decisions	Achieved
Improve Controls on Licensee Compliance Program through licensee report card and strategic engagement with licensing partners	Achieved
Address consolidation/reduction of supply chain by providing input on compliance for factory reduction decisions, strengthening retrenchment procedures to ensure that workers' rights are observed in factories when we exit, increasing vigilance and remediation of workers' grievances and working closely with remaining suppliers on sustainable compliance	Achieved
Environment	
Maintain recycling rates at or above the 70% threshold	Achieved
Maintain use of recycled paper (30% recycled content)	Achieved
Maintain 100% recycling of hazardous waste	Achieved
Identify long-term targets to reduce energy use and CO_2 emissions	Initiated
Maintain use of Green Seal chemicals at a minimum of 50% of all chemicals used	Achieved
Reduce plastic water bottle purchases by 20%	Achieved
Conversion from plastic water bottles to water filtration systems in 250 stores (all stores to be converted by 2011)	Achieved
All regional and district manager vehicles to be replaced by hybrids as leases expire (all vehicles will be hybrids within 2 years)	Achieved
After exhaustion of current inventory, 100% of plastic shopping bags will be biodegradable	Achieved
Require signed confirmation from all suppliers that they understand their obligations with respect to our Restricted Substance List (RSL)	Progress Made
Extend RSL to begin to cover footwear and accessories	Significant Progress
Develop a testing strategy and procedures to monitor RSL compliance	Initiated
Eliminate PVC from all sportswear packaging	Achieved
Maintain 100% standard of recyclable packaging	Achieved
5% reduction in packaging volume	Achieved
5% increase in volume of packaging containing recycled content	Not Achieved
Maintain 75% of PVH ocean carriers in Clean Cargo Working Group	Achieved
Maintain 36% of PVH truck carriers in SmartWay	Achieved
100% of all new and reevaluated factories to undergo Environmental Management System assessments	Achieved
Community	
Develop a cohesive, comprehensive and consistent philanthropy and community involvement strategy	Achieved

Key Challenges and Goals

Listed below are some of our key challenges and the goals we have set to measure our progress in 2010 and beyond

Challenges	Goals	Anticipated Completion
Respond to associate feedback	Complete all Associate Survey Actions.	2010
Support healthy and active lifestyles for all associates	Implement tobacco-free U.S. locations, conduct on-site workshops and training related to tobacco cessation, and gain the CEO Cancer Gold Standard accreditation.	One to three years
Support a connected, informed workforce	Continue expansion of associate communications programs with Store and Distribution Center Internet connections (late 2010 into 2011), division meetings and departmental communications.	One to three years
Train and develop our workforce	Implement new Leadership Development Training Program, including New Leader program, for all PVH managers and continue to develop training programs for all associates.	One to three years
Promote a diverse workforce	Complete work with Future Work Institute and implement their recommendations for a long-term diversity strategy.	Within five years
Continue the PVH tradition of ethical sourcing	Proactively identify compliance concerns and viable solutions. Continue to align sourcing strategy and compliance efforts.	2010
Implement new technologies to have timely and comprehensive data on factory performance to inform our business decision making process	Implement the Enablon platform to automate the overall human rights and environmental compliance process of our supply chain. Train 150 users in the new system.	One to three years
Strengthen licensees' compliance initiatives	Assist licensees in the development of their compliance programs and create report cards for all licensees.	One to three years
Develop the next generation of compliance methodology and tools	Contribute to the development of SCI. Implement SCI into our program and train our teams on the new methodology and tools. Collaborate with other brands and suppliers in conjunction with the FLA.	One to three years
Understand PVH Carbon Footprint and set reduction targets	Complete carbon footprint calculation (Scope 1 & 2) and set long-term reduction targets.	2011
Reduce the environmental impact of our products and packaging	Utilize Packaging Task Force to drive environmental improvements and reductions in packaging to generate cost savings.	One to three years
Remove the most dangerous substances from all PVH products	RSL Task Force to develop a Corporate RSL Policy and implement a testing strategy to monitor supplier compliance with the RSL.	One to three years
Help suppliers understand and manage their environmental impacts	Support consistent implementation of critical Environmental Management System elements through the supply chain and collaborate with the Global Social Compliance Programme to improve suppliers' environmental performance.	Within five years
Implement and integrate our new philanthropy and community involvement strategy	Implement revised PVH Cares platform, mission statement and organizational structure.	2010
Increase global engagement to reflect global presence	Grow and develop our relationship with Save the Children, our international partner; commit 25% of in-store contributions to Save the Children programs in Bangladesh.	2010
Promote volunteerism	One PVH-organized Volunteer Event for each local Community Involvement Committee.	One to three years
Increase focus on key non-profit partnerships	Contribute a minimum of 50% of cash donations from the Foundation, PVH Cares drive, and in-store campaigns to organizations that align with our platform and mission.	Within five years

Directors, Officers and Other Information

DIRECTORS

Emanuel Chirico [1]
Chairman and Chief Executive Officer of the Company; Director, Dick's Sporting Goods, Inc.
Director since 2005

Mary Baglivo [3]
Chief Executive Officer of New York and Chair of the Americas, Saatchi & Saatchi Worldwide, an advertising agency
Director since 2007

Edward H. Cohen [1, 2, 6]
Retired; Counsel, Katten Muchin Rosenman LLP, a law firm; Director, Gilman Ciocia, Inc.
Director since 1987

Joseph B. Fuller [4, 5]
Founder, Director and Vice-Chairman, Monitor Group, LLC, an international management consulting firm
Director since 1991

Margaret L. Jenkins [4]
Founder and owner, Margaret Jenkins & Associates, a marketing and philanthropic services consulting firm; Former Senior Vice President and Chief Marketing Officer, Denny's Corporation
Director since 2006

Bruce Maggin [2, 5, 6]
Principal, The H.A.M. Media Group, LLC, a media investment company; Director, Central European Media Enterprises Ltd.
Director since 1987

V. James Marino [4]
President, Chief Executive Officer and Director, Alberto Culver Company, a personal care products company
Director since 2007

Henry Nasella [1, 3, 5]
Partner and Co-Founder, LNK Partners, a private equity investment firm
Director since 2003

Rita M. Rodriguez [2, 6]
Senior Fellow, Woodstock Theological Center at Georgetown University; Director, Affiliated Managers Group, Inc. and ENSCO plc
Director since 2005

Craig Rydin [3]
Chairman of the Board of Directors, Yankee Holding Corp.; Executive Chairman, The Yankee Candle Company Inc.; Director, Priceline.com Incorporated
Director since 2006

DIRECTOR EMERITUS

Estelle Ellis

[1] Member, Executive Committee
[2] Member, Audit Committee
[3] Member, Compensation Committee
[4] Member, Nominating & Governance Committee
[5] Member, Performance Evaluation Committee
[6] Member, Corporate Social Responsibility Committee

The 2010 Annual Meeting of Stockholders of Phillips-Van Heusen Corporation will be held at The Graduate Center - City University of New York, 365 Fifth Avenue, Proshansky Auditorium, Concourse Level, New York, New York on Thursday, June 24, 2010 at 10:00 AM. Materials sent to stockholders relating to the Annual Meeting are available at http://www.pvhannualmeetingmaterials.com.

The Company intends to post on its corporate website any amendments to, or waivers of, its Code of Ethics for the Chief Executive Officer and Senior Financial Officers that would otherwise be reportable on a current report on Form 8-K. Such disclosure would be posted within four days following the date of the amendment or waiver.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto are available free of charge on the Company's corporate web site. Requests for copies of such reports can be made on the Company's corporate web site or can be directed to the attention of the Treasurer at the Company's principal office:

Phillips-Van Heusen Corporation
200 Madison Avenue
New York, NY 10016-3903
(212) 381-3500

CORPORATE OFFICERS

Emanuel Chirico°
Chairman and
Chief Executive Officer

Allen E. Sirkin°
President and
Chief Operating Officer

Francis K. Duane°
Vice Chairman –
Wholesale Apparel

Michael A. Shaffer°
Executive Vice President and
Chief Financial Officer

Mark D. Fischer
Senior Vice President, General
Counsel and Secretary

Bruce Goldstein
Senior Vice President
and Corporate Controller

Pamela N. Hootkin
Senior Vice President,
Treasurer and
Investor Relations

David F. Kozel
Senior Vice President –
Human Resources

SENIOR EXECUTIVES

Calvin Klein
Paul T. Murry III°
President and Chief Executive
Officer – Calvin Klein

Steven B. Shiffman°
President and Chief Operating
Officer – Calvin Klein Retail

Pamela Bradford
Senior Vice President –
Legal Affairs, General
Counsel – Calvin Klein

PVH Dress Furnishings Group
Marc Schneider
President – Dress Furnishings

Mitchell Lechner
President – Dress Shirts

Mervyn Mandelbaum
Chief Executive Officer –
PVH Neckwear

Stephen Correia
President – PVH Neckwear

PVH Sportswear Group
Malcolm Robinson
Group President –
Wholesale Sportswear

Geoffrey Barrett
President – Van Heusen
and Arrow Sportswear

Cheryl Dapolito
President – Izod and
Timberland Sportswear

Molly Yearick
President – Calvin Klein
Men's Sportswear

PVH Retail Group
Margaret P. Lachance
President – Van Heusen Retail

Scott H. Orenstein
President – Bass Retail

Donna Patrick
President – Izod Retail

PVH Licensing
Kenneth L. Wyse
President

PVH Global Sourcing
Ellen Constantinides
Chief Operating Officer –
Global Supply Chain

PVH Information Technology and Logistics
Jon D. Peters
Executive Vice President –
Logistics and Technology

Kevin Urban
Executive Vice President –
Logistics Services

PVH Marketing Group
Michael Kelly
Executive Vice President –
Marketing

° Member, Operating Committee

Common Stock Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Telephone: 1-866-214-3034
TDD for Hearing Impaired:
1-800-231-5469

Website:
http://www.bnymellon.com/shareowner/isd

You can also send mail to
BNY Mellon at:
Phillips-Van Heusen Corporation
C/O BNY Mellon
Shareowner Services
P O Box 358015
Pittsburgh, PA 15252-8015

As of March 31, 2010 there were 717 holders of record of the Company's common stock

Corporate Web Site

www.pvh.com

Stock Exchange

The Company's common stock is listed on the New York Stock Exchange. The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

Market Data

We obtained the market and competitive position data used throughout this Report from research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

Employees

The Company has approximately 10,800 employees.

Trademarks

References in this Report to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Eagle, Bass, G.H. Bass & Co., Geoffrey Beene, ARROW, CHAPS, Sean John, Donald J. Trump Signature Collection, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Michael Kors Collection, DKNY, Tommy Hilfiger, Nautica, Ted Baker, Ike Behar, Jones New York, Hart Schaffner Marx, Claiborne, Robert Graham, Elie Tahari, Joseph Abboud Collection, U.S. POLO ASSN., J. Garcia, Axcess* and *Timberland* and to other brand names in this report are to trademarks owned by us or licensed to us by third parties and are identified by italicizing or boldfacing the brand.

Financial Highlights



Financial Highlights
(In Millions, except per share data)

	2009	2008	2007
Revenues	**$ 2,398.7**	$ 2,397.1*	$ 2,425.2
Earnings Before Interest and Taxes	**269.7***	273.1*	311.8
Net Income	**148.4***	154.2*	183.3
Diluted Net Income per Share	**2.83***	2.95*	3.21
Cash and Cash Equivalents	**480.9**	328.2	269.9

*Non-GAAP financial measure. Reconciled on page 35.

GAAP to Non-GAAP Reconciliations

Dollars and Shares in Millions, except per share data

	2009		
	GAAP	Adjustments[1]	Non-GAAP
Revenue & Earnings			
Revenue	$2,398.7		$2,398.7
Earnings (Loss) Before Interest and Taxes (EBIT)	243.8	$(25.9)	269.7
Net Income	161.9	13.5	148.4
Net Income per Share Calculation			
Net Income	$161.9	$13.5	$148.4
Total Shares for Diluted Net Income per Share	52.5		52.5
Diluted Net Income per Share	$3.08		$2.83
Domestic and International Components of EBIT			
Domestic	$156.3	($25.1)	$181.4
%	64%	97%	67%
International	87.5	(0.8)	88.3
%	36%	3%	33%
Total	$243.8	($25.9)	$269.7
%	100%	100%	100%

	2008		
	GAAP	Adjustments[2]	Non-GAAP
Revenue & Earnings			
Revenue	$2,491.9	$94.9	$2,397.1
EBIT	173.7	(99.3)	273.1
Net Income (Loss)	91.8	(62.5)	154.2
Net Income per Share Calculation			
Net Income (Loss)	$91.8	($62.5)	$154.2
Total Shares for Diluted Net Income per Share	52.2		52.2
Net Income per Share	$1.76		$2.95
Domestic and International Components of EBIT			
Domestic	$93.0	($98.7)	$191.7
%	54%	99%	70%
International	80.7	(0.6)	81.3
%	46%	1%	30%
Total	$173.7	($99.3)	$273.1
%	100%	100%	100%

[1] Adjustments for the year ended January 31, 2010 represent the elimination of (i) the costs incurred in connection with our restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization, reductions in warehousing capacity, lease termination fees for a majority of our *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses; and (ii) a net tax benefit of $29.6 million related principally to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

[2] Adjustments for the year ended February 1, 2009 represent the elimination of (i) the costs incurred in connection with our restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization, reductions in warehousing capacity and other initiatives to reduce corporate and administrative expenses; (ii) fixed asset impairment charges for approximately 200 of our retail stores; and (iii) the operations of our Geoffrey Beene outlet retail division and the costs associated with the closing of such division. Included in the total pre-tax loss of $99.3 million are non-cash fixed asset impairments of $70.6 million.


PVH

Phillips-Van Heusen Corporation Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number 001-07572

PHILLIPS-VAN HEUSEN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	13-1166910
(State of incorporation)	(I.R.S. Employer Identification No.)
200 Madison Avenue, New York, New York	10016
(Address of principal executive offices)	Zip Code

212-381-3500
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant (assuming, for purposes of this calculation only, that the registrant's directors and corporate officers are affiliates of the registrant) based upon the closing sale price of the registrant's common stock on July 31, 2009 (the last business day of the registrant's most recently completed second quarter) was $1,822,622,742.

Number of shares of Common Stock outstanding as of March 16, 2010: 51,935,729.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Location in Form 10-K in which incorporated
Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 24, 2010	Part III

***

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Forward-looking statements made in this Annual Report on Form 10-K, including, without limitation, statements relating to our future revenue, cash flows, plans, strategies, objectives, expectations and intentions, including, without limitation, statements relating to our proposed acquisition of Tommy Hilfiger B.V. and certain related companies (collectively, "Tommy Hilfiger"), are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) our proposed acquisition of Tommy Hilfiger is subject to conditions, which may not be satisfied, in which event the transaction may not close; (iii) in connection with the proposed acquisition of Tommy Hilfiger, we intend to borrow significant amounts, may be considered to be highly leveraged, and will have to use a significant portion of our cash flows to service such indebtedness, as a result of which we might not have sufficient funds to operate our businesses in the manner we intend or have operated in the past; (iv) the levels of sales of our apparel, footwear and related products, both to our wholesale customers and in our retail stores, the levels of sales of our licensees at wholesale and retail, and the extent of discounts and promotional pricing in which we and our licensees and other business partners are required to engage, all of which can be affected by weather conditions, changes in the economy, fuel prices, reductions in travel, fashion trends, consolidations, repositionings and bankruptcies in the retail industries, repositionings of brands by our licensors and other factors; (v) our plans and results of operations will be affected by our ability to manage our growth and inventory, including our ability to continue to develop and grow the Calvin Klein businesses in terms of revenue and profitability, and our ability to realize benefits from Tommy Hilfiger, if the acquisition is consummated; (vi) our operations and results could be affected by quota restrictions and the imposition of safeguard controls (which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and technical expertise needed), the availability and cost of raw materials, our ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where our products can best be produced), and civil conflict, war or terrorist acts, the threat of any of the foregoing, or political and labor instability in any of the countries where our or our licensees' or other business partners' products are sold, produced or are planned to be sold or produced; (vii) disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas, as well as reduced consumer traffic and purchasing, as consumers limit or cease shopping in order to avoid exposure or become ill; (viii) acquisitions and issues arising with acquisitions and proposed transactions, including without limitation, the ability to integrate an acquired entity, such as Tommy Hilfiger, into us with no substantial adverse affect on the acquired entity's or our existing operations, employee relationships, vendor relationships, customer relationships or financial performance; (ix) the failure of our licensees to market successfully licensed products or to preserve the value of our brands, or their misuse of our brands and (x) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenue or cash flows, whether as a result of the receipt of new information, future events or otherwise.

PART I

Item 1. Business

Introduction

Unless the context otherwise requires, the terms "we," "our" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries.

Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1 and are designated by the calendar year in which the fiscal year commences. References to a year are to our fiscal year, unless the context requires otherwise. Our 2009 year commenced on February 2, 2009 and ended on January 31, 2010; 2008 commenced on February 4, 2008 and ended on February 1, 2009; 2007 commenced on February 5, 2007 and ended on February 3, 2008.

We obtained the market and competitive position data used throughout this report from research, surveys or studies conducted by third parties, information provided by customers and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications and other information is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

References to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Eagle, Bass, G.H. Bass & Co., Geoffrey Beene, ARROW, CHAPS, Sean John, Donald J. Trump Signature Collection, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Michael Kors Collection, DKNY, Tommy Hilfiger, Elie Tahari, Nautica, Ted Baker, Ike Behar, City of London, Bugatti, Hart Schaffner Marx, Jones New York, J. Garcia, Claiborne, Robert Graham, U.S. POLO ASSN., Axcess* and *Timberland* and to other brand names in this report are to registered trademarks owned by us or licensed to us by third parties and are identified by italicizing the brand name.

References to the "BVH acquisition" refer to our October 2008 acquisition from The British Van Heusen Company Limited, a former licensee of *Van Heusen* men's dresswear and accessories in the United Kingdom and Ireland, and one of its affiliates of certain assets (including inventories) of the licensed business. We refer to The British Van Heusen Company Limited and its affiliate together as "BVH."

References to the "Mulberry acquisition" refer to our April 2008 acquisition of certain assets (including certain trademark licenses, inventories and receivables) of Mulberry Thai Silks, Inc., a manufacturer and distributor of branded neckwear in the United States, which we refer to as "Mulberry."

References to our acquisition of CMI refer to our January 2008 acquisition of Confezioni Moda Italia S.r.L., which we refer to as "CMI," from a subsidiary of The Warnaco Group, Inc. (We refer to The Warnaco Group, Inc. and its subsidiaries, separately and together, as "Warnaco.") CMI is the licensee of the *Calvin Klein Collection* apparel and accessories businesses under agreements with our Calvin Klein, Inc. subsidiary.

References to the "Superba acquisition" refer to our January 2007 acquisition of substantially all of the assets of Superba, Inc., a manufacturer and distributor of neckwear in the United States and Canada.

References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein, Inc. and certain affiliated companies, which companies we refer to collectively as "Calvin Klein."

Recent Events

We announced on March 15, 2010 that we had entered into a definitive agreement to acquire Tommy Hilfiger B.V. and certain affiliated companies (collectively "Tommy Hilfiger"), which is controlled by funds affiliated with Apax Partners L.P., for total consideration of €2.2 billion, or approximately $3.0 billion, plus the assumption of €100 million in liabilities. The consideration includes €1.924 billion in cash and €276 million in shares of our common stock. We have entered into a forward foreign exchange contract with respect to €1.3 billion of the purchase price to hedge against our exposure to changes in the exchange rate for the Euro. Our obligations under this contract are contingent upon the closing of the acquisition. The closing of the transaction is subject to the receipt of financing and other customary conditions, including receipt of required regulatory approvals. The transaction is expected to close during our second quarter of 2010. If the transaction does not close due to the failure to obtain the financing or satisfy certain other conditions, we have agreed to pay €69.0 million to the selling shareholders.

We expect to finance the €1.924 billion cash portion of the Tommy Hilfiger acquisition and refinance our $300 million of existing senior unsecured notes using a combination of cash on hand, bank debt and public and/or private offerings of debt and/or equity. There can be no assurance that we can obtain the financing that we need to complete the deal or that such financing can be obtained on the terms currently contemplated.

Our discussion in this report generally does not contemplate the effects of the completion of the Tommy Hilfiger acquisition, except where specifically noted. Any discussion of *Tommy Hilfiger* refers to our existing licensed neckwear and dress shirt businesses unless otherwise noted.

Overview

We are one of the largest apparel companies in the world, with a heritage dating back over 125 years. Our portfolio of brands includes our owned brands, principally *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, ARROW, G.H. Bass & Co., Bass* and *Eagle,* and our licensed brands, principally *Geoffrey Beene, CHAPS, Sean John, Donald J. Trump Signature Collection, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Michael Kors Collection, DKNY, Tommy Hilfiger, Nautica, Ted Baker, Ike Behar, Hart Schaffner Marx, J. Garcia, Claiborne,*

U.S. POLO ASSN., Axcess, Jones New York and *Timberland,* as well as various private label brands. We design and market nationally recognized branded dress shirts, neckwear, sportswear and, to a lesser extent, footwear and other related products. Additionally, we license our owned brands over a broad range of products. We market our brands at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

We believe *Calvin Klein* is one of the best known designer names in the world and that the *Calvin Klein* brands—*Calvin Klein Collection, ck Calvin Klein* and *Calvin Klein*—provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than our other product offerings. Products sold under these brands are sold primarily under licenses and other arrangements. Although the *Calvin Klein* brands were well established when we acquired Calvin Klein in February 2003, there were numerous product categories in which no products, or only a limited number of products, were offered. Since our acquisition, we have used our core competencies to establish a men's better sportswear business and an outlet retail business. In addition, we have significantly expanded through licensing the product offerings under the *Calvin Klein* brands and the geographic areas and channels of distribution in which products are sold. Calvin Klein designs all products and/or controls all design operations and product development for most of its licensees and oversees a worldwide marketing, advertising and promotions program for the *Calvin Klein* brands. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the brands. Worldwide retail sales of products sold under the *Calvin Klein* brands were approximately $5.8 billion in 2009.

Our "heritage" business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, neckwear, sportswear and footwear, as well as the licensing of our owned brands (other than the *Calvin Klein* brands), for an assortment of products. The heritage business also includes private label dress furnishings programs, particularly neckwear programs. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. Currently, we distribute our products at wholesale through more than 16,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States, Canada and Europe. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a complement to our wholesale business, we also market our products directly to consumers through our *Van Heusen, IZOD, Bass* and *Calvin Klein* retail stores, principally located in outlet malls throughout the United States. In addition, into the fourth quarter of 2008, we also marketed our products directly to consumers through our *Geoffrey Beene* outlet retail stores. We announced during 2008 that we would not renew our license to operate *Geoffrey Beene* outlet retail stores and ceased operations of our Geoffrey Beene outlet retail division during the fourth quarter of 2008.

We have entered into license agreements with partners across the globe for our brands. A significant portion of our total income before interest and taxes is derived from international sources, primarily driven by the international component of our Calvin Klein licensing business. We have approximately 55 license and other agreements covering over 130 territories outside of the United States for our *Calvin Klein* brands and approximately 50 license agreements covering approximately 150 territories outside of the United States for our heritage brands, and we intend to continue to expand our operations globally through direct marketing by us and through partnerships with licensees. We recently expanded our international operations to include sales of certain of our products to department and specialty stores throughout Canada and parts of Europe, including through the BVH acquisition, which provided us with a wholesale distribution business in the United Kingdom and Ireland and a limited number of retail stores.

We completed the Superba acquisition in January 2007. This transaction provided us with an established neckwear business base, which advances our historical strategy of marketing our brands at multiple price points and across multiple channels of distribution and is complementary to our heritage dress shirt business. The Mulberry acquisition in April 2008 built upon this base. The Superba and Mulberry acquisitions present us with opportunities to grow and enhance the performance of both the dress shirt and neckwear businesses by providing us with the ability to produce and market all of the neckwear for our owned brands over time and to leverage the design, merchandising and selling capabilities of both businesses to offer our customers a cohesive and comprehensive portfolio of branded dress shirts and neckwear.

We announced during the fourth quarter of 2008 a series of actions that we planned to undertake to respond to the difficult economic conditions that existed during the second half of 2008 and were expected to (and did) continue into 2009, including restructuring certain of our operations and implementing a number of other cost reduction efforts. We began implementing the restructuring initiatives during the fourth quarter of 2008 and we completed substantially all of them by the end of 2009. The restructuring initiatives included the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization and reductions in warehousing capacity, all of which had headcount reductions associated with them, as well as lease terminations for the majority of our *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses.

Company Information

We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881. Our footwear business is the successor to G.H. Bass & Co., a business begun in 1876, our Arrow business is the successor to the original Cluett, Peabody & Co., a business begun in 1851, and our neckwear business is the successor to a business begun in 1873. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

We make available at no cost, on our corporate website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with the Securities and Exchange Commission. We also make available at no cost, on our corporate website, our Code of Business Conduct and Ethics. Our corporate website address is *www.pvh.com.*

Our Business Strategy

We intend to capitalize on the significant opportunities presented by our acquisition of Calvin Klein, as well as increase sales and profitability of our heritage business, through the execution of the following strategies:

Calvin Klein

We acquired Calvin Klein because of the significant growth opportunities presented by the *Calvin Klein* brands. The tiered brand strategy we created for the *Calvin Klein* brands established a strategic brand architecture to guide the global brand growth and development of all three tiers, by differentiating each of the *Calvin Klein* brands with distinct marketing identities, positioning and channels. Additionally, branding product across three tiers allows flexibility from market to market to build businesses that address the differences between markets. We have approximately 55 licensing and other arrangements across the three *Calvin Klein* brands. These arrangements grant rights to produce products over a broad range of categories and, in certain cases, also grant rights to open retail stores in countries outside of the United States.

- ***Calvin Klein Collection.*** The principal growth opportunity for our "halo" brand is to broaden the current distribution through the continued opening of freestanding stores operated throughout the world by our experienced retail partners, as well as through expanded distribution within premier department stores. We acquired CMI, the licensee of the men's and women's high-end collection apparel and accessories businesses, in January 2008. We believe this acquisition gives us greater control over the Calvin Klein Collection businesses, and, thereby, enhances our ability to maximize the halo benefit provided by this brand.

- ***ck Calvin Klein.*** Our "bridge" brand, *ck Calvin Klein,* provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the upper-moderate to upper "bridge" price range. We have entered into several licenses since we acquired Calvin Klein, adding to the pre-existing licensed apparel and accessories lines. Specific growth opportunities include:

  - Broadening distribution of apparel and accessories through continued expansion in key markets such as Southeast Asia, China and Japan, as well as Europe and the Middle East. *ck Calvin Klein* apparel and accessories were available in Europe, Asia and Japan, as well as in approximately 60 freestanding *ck Calvin Klein* stores in Asia Pacific (excluding Japan), Europe and the Middle East at the end of 2009. We expect that additional freestanding *ck Calvin Klein* stores will be opened by licensees by the end of 2010.

  - Expansion of the watch and jewelry lines worldwide.

- ***Calvin Klein.*** We believe that the *Calvin Klein* white label "better" brand presents the largest growth opportunity, particularly in the United States, Canada and Mexico. Growth opportunities for this brand include:

  - Continued expansion of our men's sportswear business, which was first launched for Fall 2004 in the United States.

– Continued development of the licensed lines of men's and women's footwear, handbags, women's sportswear, women's suits, dresses, women's swimwear and men's outerwear.

– Introduction and growth of new fragrance offerings and brand extensions, such as the new men's and women's *ckIN2U* (Spring 2007), *Calvin Klein MAN* (Fall 2007), *Secret Obsession* (Fall 2008) and *ckFree* (Fall 2009) fragrances.

– Introduction and growth of new underwear brand extensions, such as the men's and women's *Steel* (Fall 2007), men's and women's *Black & White* (Spring 2009), as well as the women's *Seductive Comfort* (Fall 2008) programs.

– Introduction and growth of new jeanswear extensions, such as the men's and women's *Body* (Fall 2009) lines.

– Pursuit of additional licensing opportunities for new product lines, such as the recent introduction of a women's performance line (Spring 2008) and two furniture lines, *Calvin Klein Home* (January 2009) and *The Curator Collection By Calvin Klein Home* (Fall 2009).

Heritage Business

- ***Continue to grow sportswear.*** We have a leading position in the United States in men's sportswear and have continued to penetrate the sportswear market with additional products and product lines. We have built *IZOD* into a year-round lifestyle brand from its traditional knit sport shirt origins by adding new product offerings, such as pants, sweaters and outerwear, and new lines of apparel, including golf and jeanswear. As a result, *IZOD* has become a leader on the main floor of department stores in the United States. In 2007, we expanded our wholesale sportswear offerings through our assumption of the *IZOD* women's sportswear collection, which was previously a licensed business. We offered our first collection of men's *Timberland* sportswear for Fall 2008, assuming the line from our licensor, The Timberland Company.

- ***Continue to strengthen the competitive position and image of our current brand portfolio.*** We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space. We are also committed to investing in our brands through advertising and other means to maintain strong customer recognition of our brands.

- ***Continue to build our brand portfolio through acquisition and licensing opportunities.*** While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are additive to our overall business, such as is the case with the proposed acquisition of Tommy Hilfiger. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions, seeking brands with broad consumer recognition that we can grow profitably and expand by leveraging our infrastructure and core competencies and, where appropriate, by extending the brand through licensing.

- ***Pursue international growth.*** We intend to expand the international distribution of our brands, and, to date, have done so principally through licensing. As of January 31, 2010, we have approximately 50 license agreements, covering approximately 150 territories outside of the United States, to use our heritage brands in numerous product categories, including apparel, accessories, footwear, soft home goods and fragrances. We also conduct international business directly. We expanded our wholesale operations in 2007 and again in 2008 to include sales of certain of our products to department and specialty stores throughout Canada and parts of Europe. We believe that our strong brand portfolio and broad product offerings enable us to seek additional growth opportunities in geographic areas where we believe we are underpenetrated, such as Europe and Asia. The Tommy Hilfiger acquisition, if completed, would present us with additional opportunities to conduct this business directly in Europe.

Our Business

We manage our business through our operating divisions, which consist of five reportable segments: (i) Calvin Klein Licensing; (ii) Wholesale Dress Furnishings; (iii) Wholesale Sportswear and Related Products; (iv) Retail Apparel and Related

Products; and (v) Retail Footwear and Related Products. Note 17, "Segment Data," in the Notes to Consolidated Financial Statements included in Item 8 of this report contains information with respect to revenue, income before interest and taxes and assets related to each segment, as well as information regarding our revenue generated from foreign and domestic sources.

Calvin Klein

Our Calvin Klein business consists of (1) licensing and similar arrangements worldwide of the *Calvin Klein Collection, ck Calvin Klein* and *Calvin Klein* brands for a broad array of products, including women's sportswear, jeanswear, underwear, fragrances, eyewear, men's tailored clothing, women's suits and dresses, hosiery, socks, footwear, swimwear, jewelry, watches, outerwear, handbags, leather goods, home furnishings and accessories, as well as to operate retail stores (Calvin Klein Licensing segment); (2) the marketing of the *Calvin Klein Collection* brand high-end men's and women's apparel and accessories collections through our *Calvin Klein Collection* flagship store (Retail Apparel and Related Products segment); (3) our *Calvin Klein* dress furnishings and men's better sportswear businesses (Wholesale Dress Furnishings and Wholesale Sportswear and Related Products segments, respectively); (4) our *Calvin Klein* retail stores located principally in premium outlet malls in the United States (Retail Apparel and Related Products segment); and (5) our Calvin Klein Collection wholesale business.

We acquired Calvin Klein because of the significant growth opportunities presented by the *Calvin Klein* brands. In order to more efficiently and effectively exploit the development opportunities for each brand, a tiered brand strategy was established to provide a focused, consistent approach to global brand growth and development, with each of the *Calvin Klein* brands occupying a distinct marketing identity and position. An important element of this tiered brand strategy is the preservation of the prestige and image of the *Calvin Klein* brands. To this end, we maintain a dedicated in-house marketing, advertising and design division of Calvin Klein that oversees a worldwide marketing, advertising and promotions program. In 2009, over $275 million was spent globally in connection with the advertisement, marketing and promotion of the *Calvin Klein* brands and products sold by us, Calvin Klein's licensees and other authorized users of the *Calvin Klein* name. Calvin Klein designs and/or controls all design operations and product development for most of its licensees.

Calvin Klein Licensing

An important source of our revenue is Calvin Klein's arrangements with licensees and other third parties worldwide that manufacture and distribute globally a broad array of products under the *Calvin Klein* brands. For 2009, approximately 41% of Calvin Klein's royalty, advertising and other revenue was generated domestically and approximately 59% was generated internationally. Calvin Klein combines its design, marketing and imaging skills with the specific manufacturing, distribution and geographic capabilities of its licensing and other partners to develop, market and distribute a variety of goods across a wide range of categories and to expand existing lines of business. Calvin Klein's largest licensing and other partners in terms of royalty, advertising and other revenue earned by Calvin Klein in 2009 were Warnaco, which accounted for approximately 43%, and Coty, Inc. and G-III Apparel Group Ltd., which each accounted for approximately 12%.

Calvin Klein has approximately 45 wholesale product licensing arrangements. The products offered by Calvin Klein's licensing partners include:

Licensing Partner	**Product Category**
CK Watch and Jewelry Co., Ltd. (Swatch SA)	Men's and women's watches (worldwide) and women's jewelry (worldwide, excluding Japan)
CK21 Holdings Pte, Ltd.	Men's and women's bridge apparel, shoes and accessories (Asia, excluding Japan)
Coty, Inc.	Men's and women's fragrance and bath products (worldwide)
DWI Holdings, Inc. / Himatsingka Seide, Ltd.	Soft home bed and bath furnishings (United States, Canada, Mexico, Central America & South America)
G-III Apparel Group, Ltd.	Men's and women's coats; women's better suits, dresses and sportswear; women's active performance wear (United States, Canada & Mexico)

Jimlar Corporation	Men's and women's footwear: better (United States, Canada & Mexico); bridge (North America, Europe & Middle East); collection (worldwide)
Marchon Eyewear, Inc.	Men's and women's optical frames and sunglasses (worldwide)
McGregor Industries, Inc. / American Essentials, Inc.	Men's and women's socks and women's tights (United States, Canada, Mexico, South America, Europe, Middle East and Asia, excluding Japan)
Onward Kashiyama Co. Ltd.	Men's and women's bridge apparel and women's accessories (Japan)
Peerless Delaware, Inc.	Men's better and bridge tailored clothing (United States, Canada & Mexico; South America (non-exclusive))
Warnaco, Inc.	Men's, women's and children's jeanswear (nearly worldwide); men's and boy's underwear and sleepwear (worldwide); women's and girl's intimate apparel and sleepwear (worldwide); women's swimwear (worldwide); men's better swimwear (worldwide); men's and women's bridge apparel and accessories (Europe, Africa & Middle East)

Calvin Klein entered into a license agreement during 2009 for men's and women's golf apparel and certain golf accessories.

Warnaco is the beneficial owner of the *Calvin Klein* mark for men's and boy's underwear and sleepwear and women's and girl's intimate apparel and sleepwear. However, Warnaco pays Calvin Klein an administration fee based on Warnaco's worldwide sales of such products under an administration agreement between Calvin Klein and Warnaco. Warnaco, as the beneficial owner of the *Calvin Klein* mark for such products, controls the design and advertising related thereto.

Heritage Business

Our "heritage" business encompasses the design, sourcing and marketing of dress shirts, neckwear, sportswear and footwear under our portfolio of owned and licensed nationally recognized brands. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. Our products are distributed at wholesale in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We added neckwear to our wholesale business in January 2007 in connection with the Superba acquisition. A few of our customers, including Macy's, Inc., J.C. Penney Company, Inc., Kohl's Corporation, and Wal-Mart Stores, Inc. account for significant portions of our revenue. Sales to our five largest customers were 31.0% of our revenue in 2009, 31.7% of our revenue in 2008 and 30.2% of our revenue in 2007. Macy's, our largest customer, accounted for 11.9% of our revenue in 2009, 11.5% of our revenue in 2008 and 9.7% of our revenue in 2007.

Our wholesale customers offer our dress shirts, neckwear and sportswear, other than *Calvin Klein* men's better sportswear, on the main floor of their stores. *Calvin Klein* men's better sportswear is offered in the collection area of our customers' stores. In each case, we offer our customers merchandising support with visual display fixtures and in-store marketing, with *Calvin Klein* men's better sportswear generally being offered in fixtured shops we design and build. When a line of our products is displayed in a stand-alone area on the main floor, or, in the case of *Calvin Klein* men's better sportswear, an exclusively dedicated collections area, we are able to further enhance brand recognition to permit more complete merchandising of our lines and to differentiate the presentation of our products. We believe that the broad appeal of our products, with multiple well-known brands offering differing styles at different price points, together with our customer, advertising and marketing support and our ability to offer products with innovative qualities, enable us to expand and develop relationships with apparel retailers.

We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and consumer demands while enhancing inventory management. We believe our customers can better manage their inventories as a result of our continuous analysis of sales trends, our broad array of product availability and our quick response capabilities. Certain of our products can be ordered at any time through our EDI replenishment systems. For customers who reorder these products, we generally ship these products within one to two days of order receipt. At the end of 2009 and 2008, our backlog of open customer orders totaled $114 million and $131 million, respectively.

As a complement to our wholesale business, we also market products directly to consumers through our *Van Heusen, IZOD, Bass* and *Calvin Klein* retail stores, principally located in outlet malls throughout the United States. In addition, into the fourth quarter of 2008, we also marketed our products directly to consumers through our *Geoffrey Beene* outlet retail stores. We announced during 2008 that we would not renew our license to operate *Geoffrey Beene* outlet retail stores and ceased operations of our Geoffrey Beene outlet retail division during the fourth quarter of 2008. We also license our owned heritage brands (*Van Heusen, IZOD, ARROW, Bass* and *G.H. Bass & Co.*) to third parties domestically and internationally for an assortment of products.

Wholesale Dress Furnishings

Our Wholesale Dress Furnishings segment principally includes the design and marketing of men's dress shirts and neckwear.

We market both dress shirts and neckwear principally under the *ARROW, Calvin Klein, ck Calvin Klein, Calvin Klein Collection, IZOD, Eagle, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, JOE Joseph Abboud, DKNY, Tommy Hilfiger, Elie Tahari, J. Garcia* and *MICHAEL Michael Kors* brands. We also market dress shirts under the *Van Heusen*, *Geoffrey Beene* and *CHAPS* brands and neckwear under the *Nautica*, *Michael Kors Collection, Jones New York, Ike Behar, Ted Baker, Axcess, U.S. POLO ASSN., Hart Schaffner Marx, Bugatti, City of London, Claiborne* and *Robert Graham* brands.

The following provides additional information for some of the more significant brands, as determined based on 2009 sales volume:

The *Van Heusen* dress shirt has provided a strong foundation for us for most of our history and is the best selling dress shirt brand in the United States. The *Van Heusen* dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed principally in department stores, including Belk, Inc., Macy's and JCPenney.

ARROW is the second best selling dress shirt brand in the United States. *ARROW* dress shirts and neckwear target the updated classical consumer, are marketed at opening to moderate price points and are distributed principally in mid-tier department stores, including Kohl's and Sears, Roebuck and Co.

Calvin Klein dress shirts and neckwear target the modern classical consumer, are marketed at better price points and are distributed principally in department stores, including Macy's and Dillard's, Inc. We also offer our *Calvin Klein Collection* and *ck Calvin Klein* dress shirts to the more limited channel of luxury department and specialty stores and freestanding *Calvin Klein Collection* and *ck Calvin Klein* stores.

The *Geoffrey Beene* dress shirt is the best selling designer dress shirt brand in the United States. The *Geoffrey Beene* dress shirt targets the more style-conscious consumer, is marketed at moderate to upper moderate price points and is distributed principally in department and specialty stores, including Macy's and Casual Male Retail Group, Inc. We market *Geoffrey Beene* dress shirts under a license agreement with Geoffrey Beene, Inc. that expires on December 31, 2013.

Kenneth Cole New York and *Kenneth Cole Reaction* dress shirts and neckwear target the modern consumer, are marketed at bridge and better price points, respectively, and are distributed principally in department stores, including Dillard's and Macy's. We market both brands of *Kenneth Cole* dress shirts and neckwear under a license agreement with Kenneth Cole Productions (Lic), Inc. that expires on December 31, 2014, which we may extend through December 31, 2019.

The *CHAPS* dress shirt targets the updated traditional consumer and is marketed at moderate price points. The *CHAPS* dress shirt is distributed principally at Kohl's. We market *CHAPS* dress shirts under a license agreement with PRL USA, Inc. and The Polo/Lauren Company, LP that expires on March 31, 2014.

JOE Joseph Abboud dress shirts and neckwear target the more youthful, classical consumer, are marketed at moderate to better price points and are distributed principally in department stores, including JCPenney. We market *JOE*

Joseph Abboud dress shirts and neckwear under a license agreement with J.A. Apparel Corp. that expires on December 31, 2012 and which we may extend, subject to mutual consent, through December 31, 2015.

DKNY dress shirts and neckwear target the modern consumer, are marketed at better price points and are distributed principally in department stores, including Macy's. We market *DKNY* dress shirts and neckwear under license agreements with Donna Karan Studio, LLC that expire on December 31, 2012 and June 30, 2010, respectively. We may extend our dress shirt license agreement, subject to certain conditions, through December 31, 2017. It is currently our intention to renew the neckwear license agreement.

IZOD dress shirts and neckwear target the modern traditional consumer, are marketed at moderate price points and are distributed principally in department stores, including Belk and JCPenney.

Donald J. Trump Signature Collection dress shirts and neckwear target the modern classical consumer, are marketed at better price points and are distributed principally at Macy's. We market *Donald J. Trump Signature Collection* dress shirts and neckwear under a license agreement with Donald J. Trump that expires on December 31, 2012.

Tommy Hilfiger dress shirts and neckwear target the classic American consumer, are marketed at better price points and are distributed principally at Macy's. We market *Tommy Hilfiger* dress shirts and neckwear under license agreements with Tommy Hilfiger Licensing, LLC that expire on March 31, 2012. The dress shirt license agreement may be extended for up to two additional terms ending March 31, 2015 and March 31, 2018, respectively, subject to certain conditions.

MICHAEL Michael Kors dress shirts and neckwear target the modern consumer, are marketed at moderate to better price points and are distributed principally in department stores, including Macy's and The Bon-Ton Stores, Inc. We market *MICHAEL Michael Kors* dress shirts and neckwear under a license agreement with Michael Kors, LLC that expires on January 31, 2013 and which we may extend, subject to mutual consent, through January 31, 2016.

The *Eagle* dress shirt, a 100% cotton, no-iron shirt, and *Eagle* neckwear target the updated traditional consumer, are marketed at better price points and are distributed principally in department stores, including Macy's.

We also offer private label dress shirt and neckwear programs to retailers. Private label offerings enable a retailer to sell its own line of exclusive merchandise at generally higher margins. These programs present an opportunity for us to leverage our design, sourcing, manufacturing and logistics expertise. Our private label customers work with our designers to develop the styles, sizes and cuts that the customers desire to sell in their stores under their private labels. Private label programs offer the consumer quality product and offer the retailer the opportunity to enjoy product exclusivity at generally higher margins. Private label products, however, generally do not have the same level of consumer recognition as branded products and private label manufacturers do not generally provide retailers with the same breadth of services and in-store sales and promotional support as branded manufacturers. We market private label dress shirts and neckwear to national department and mass market stores. Our private label dress shirt program currently consists of *George* for Wal-Mart and *Apt. 9* for Kohl's. Our private label neckwear programs include *Murano, Daniel Cremieux* and *Roundtree & Yorke* for Dillard's, *Club Room* and *Via Europe* for Macy's, *Croft & Barrow* and *Apt. 9* for Kohl's, *Express* for Express stores, *Merona* for Target Corporation, *John W. Nordstrom* for Nordstrom, Inc. and *Stafford* and *J. Ferrar* for JCPenney.

Wholesale Sportswear and Related Products

We market our sportswear, including men's knit and woven sport shirts, sweaters, bottoms, swimwear, boxers and outerwear, at wholesale, principally under the *IZOD, Van Heusen, ARROW, Geoffrey Beene, Timberland* (since Fall 2008) and *Calvin Klein* brands. Since Fall 2007, we also market women's sportswear, including knit and woven sport shirts, sweaters, bottoms and outerwear under the *IZOD* brand.

IZOD is the best selling branded men's knit sport shirt in the United States. *IZOD* men's sportswear consists of six related separate concepts under the classic *IZOD* blue label (updated classic sportswear), *IZOD Golf* (golf/resort lifestyle sportswear), *IZOD XFG* (functional/performance oriented golf apparel), *IZOD* red label (*IZOD LX,* a line of sportswear exclusive to Macy's), *IZOD Jeans* (denim bottoms and related tops) and *IZOD PerformX* (performance-fabricated activewear) sub-brands. *IZOD* men's sportswear is targeted to the active consumer, is marketed at moderate to upper moderate price points and is distributed principally in department stores, including Macy's, Belk, Bon-Ton and JCPenney.

IZOD women's apparel consists of a range of sportswear targeted to the active consumer. The brand is marketed at moderate to upper moderate price points and is distributed principally in department stores, including Belk, Bon-Ton and JCPenney.

Van Heusen is the best selling branded men's woven sport shirt in the United States. The *Van Heusen* sportswear collection also includes knit sport shirts, chinos and sweaters. Like *Van Heusen* dress shirts, *Van Heusen* sport shirts, chinos and sweaters target the updated classical consumer, are marketed at opening to moderate price points and are distributed principally in department stores, including JCPenney, Belk, Macy's and Bon-Ton.

ARROW is the second best selling branded men's woven sport shirt in the United States. *ARROW* sportswear consists of men's knit and woven tops, sweaters and bottoms. *ARROW* sportswear targets the updated traditional consumer, is marketed at moderate price points and is distributed principally in mid-tier department stores, including Kohl's and Sears.

Calvin Klein men's sportswear targets the modern classical consumer, is marketed at better price points and is distributed principally in better fashion department and specialty stores, including Macy's and Dillard's.

Timberland men's sportswear is targeted to an active consumer, is marketed at opening better men's collection price points and is distributed principally in department stores, including Macy's, Belk and Bon-Ton and through The Timberland Company's outlet retail stores. We market *Timberland* men's sportswear at wholesale under a license agreement with The Timberland Company that expires on December 31, 2012 and which we may extend, subject to certain conditions, through December 31, 2017.

Geoffrey Beene sportswear is distributed on a limited basis and is positioned as an updated classic designer label for men's woven and knit sport shirts, targeting a style-conscious consumer. We market *Geoffrey Beene* men's sportswear at wholesale under the same license agreement as we market *Geoffrey Beene* dress shirts, which expires on December 31, 2013.

Retail

We operate approximately 650 retail locations under the *Van Heusen, IZOD, Bass, Calvin Klein* and *Calvin Klein Collection* names. We decided in 2008 not to renew our license to operate *Geoffrey Beene* outlet retail stores and closed our Geoffrey Beene outlet retail division at the end of 2008. (Please see Note 14, "Activity Exit Costs and Asset Impairments" in the Notes to Consolidated Financial Statements included in Item 8 of this report for a further discussion.)

We operate stores principally in outlet centers in the United States. We also operate a full price store located in New York City under the *Calvin Klein Collection* brand in which we principally sell men's and women's high-end collection apparel and accessories, soft home furnishings and tableware. Additionally, we operate a limited number of retail stores located principally in the United Kingdom that primarily market *Van Heusen* brand dress furnishings. Our outlet stores range in size from 1,000 to 14,000 square feet, with an average of approximately 5,000 square feet. We believe our retail stores are an important complement to our wholesale operations because we believe that the stores further enhance consumer awareness of our brands by offering products that are not available in our wholesale lines, while also providing a means for managing excess inventory.

Retail Apparel and Related Products - Our *Van Heusen* stores are located principally in outlet centers and offer men's dress shirts, neckwear and underwear, men's and women's suit separates, men's and women's sportswear, including woven and knit shirts, sweaters, bottoms and outerwear, and men's and women's accessories. These stores are targeted to the value-conscious consumer who looks for classically styled, moderately priced apparel.

Our *IZOD* stores are located principally in outlet centers and offer men's and women's active-inspired sportswear, including woven and knit shirts, sweaters, bottoms and activewear and men's fragrance. These stores focus on golf, travel and resort clothing.

Our *Calvin Klein* stores are located principally in premium outlet centers and offer men's and women's apparel and other *Calvin Klein* products to communicate the *Calvin Klein* lifestyle. We also operate one *Calvin Klein Collection* store, located on Madison Avenue in New York City, that offers *Calvin Klein Collection* men's and women's high-end collection apparel and accessories and other products under the *Calvin Klein* brands.

Retail Footwear and Related Products - Our *Bass* stores offer casual and dress shoes for men, women and children. Most of our *Bass* stores also carry apparel for men and women, including tops, neckwear, bottoms and outerwear, as well as accessories such as handbags, wallets, belts and travel gear.

Licensing

In addition to our Calvin Klein licensing business, we license our heritage brands globally for a broad range of products through approximately 40 domestic and 50 international license agreements covering approximately 150 territories combined.

We grant licensing partners the right to manufacture and sell at wholesale specified products under one or more of our brands. In addition, certain foreign licensees are granted the right to open retail stores under the licensed brand name. A substantial portion of the sales by our domestic licensing partners is made to our largest wholesale customers. We provide support to our licensing partners and seek to preserve the integrity of our brand names by taking an active role in the design, quality control, advertising, marketing and distribution of each licensed product, most of which are subject to our prior approval and continuing oversight.

We license our *Van Heusen, IZOD, ARROW, Bass* and *G.H. Bass & Co.* brand names for various products worldwide. We also sublicense the *Geoffrey Beene* brand name for certain products.

The products offered by our licensing partners under these brands include:

Licensing Partner	**Product Category**
Arvind Mills, Ltd.	*ARROW* men's and women's dresswear, sportswear and accessories (India, Middle East, Sri Lanka, Bangladesh, Maldives & Nepal); *IZOD* men's sportswear and accessories (India)
Clearvision Optical Company, Inc.	*IZOD* men's and children's optical eyewear and related accessories (United States)
E.C.C.E.	*ARROW* men's and women's dresswear, sportswear and accessories (France, Switzerland, Andorra & Morocco)
Fishman & Tobin, Inc.	*Van Heusen* and *ARROW* boys' dresswear and sportswear; *IZOD* boys' sportswear; *IZOD* and *ARROW* boys' and girls' school uniforms; *ARROW* men's tailored clothing; *IZOD* boys' tailored clothing (United States)
Gazal Apparel Pty Limited	*Van Heusen* men's dresswear and accessories (Australia & New Zealand)
Gemini Cosmetics, Inc.	*IZOD* men's fragrances (United States)
Harbor Wholesale, Ltd.	*Bass* and *G.H. Bass & Co.* wholesale footwear (worldwide)
Industrias Jatu S.A.	*ARROW* men's dresswear and sportswear (Venezuela)
Knothe Corp.	*IZOD* men's and boys' sleepwear and loungewear (United States)
Manufacturas Interamericana S.A.	*ARROW* men's and women's dresswear, sportswear and accessories (Chile & Uruguay)
Peerless Delaware, Inc.	*Van Heusen* and *IZOD* men's tailored clothing (United States & Mexico)
Humphrey's Accessories LLC/Randa Corp. d/b/a Randa Accessories	*ARROW* men's and boys' small leather goods, belts and accessories (United States & Canada); *Van Heusen* men's and boys' neckwear (United States)
Thanulux Public Company, Ltd.	*ARROW* men's dresswear, sportswear and accessories; *ARROW* women's dresswear and sportswear (Thailand &Vietnam)
Wear Me Apparel Corp. d/b/a Kids Headquarters	*IZOD* childrenswear (United States)
WestPoint Home, Inc.	*IZOD* home products (United States)

Seasonality

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales and income in the third quarter, due to selling to our customers in advance of the holiday selling season. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter has the highest level of royalty revenue due to higher sales by licensees in advance of the holiday selling season.

Design

Our businesses depend on our ability to stimulate and respond to consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality and price.

A significant factor in the continued strength of our brands is our in-house design teams. We form separate teams of designers and merchandisers for each of our brands, creating a structure that focuses on the special qualities and identity of each brand. These designers and merchandisers consider consumer taste and lifestyle and trends when creating a brand or product plan for a particular season. The process from initial design to finished product varies greatly, but generally spans six to ten months prior to each selling season. Our product lines are developed primarily for two major selling seasons, Spring and Fall. However, certain of our product lines offer more frequent introductions of new merchandise.

Calvin Klein has developed a cohesive team of senior design directors who share a vision for the *Calvin Klein* brands and who each lead a separate design team. These teams control all design operations and product development for most licensees and other strategic alliances.

Product Sourcing

To address the needs of our customers, we are continuing to make investments and develop strategies to enhance our ability to provide our customers with timely product availability and delivery. Our investments in sophisticated systems should allow us to reduce the cycle time between the design of products to the delivery of those products to our customers. We believe the enhancement of our supply chain efficiencies and working capital management through the effective use of our distribution network and overall infrastructure will allow us to better control costs and provide improved service to our customers.

We began implementing a series of restructuring initiatives during the fourth quarter of 2008 and we completed substantially all of them by the end of 2009. These initiatives included a realignment of our global sourcing organization and the shutdown of domestic production of machine-made neckwear. We decided to realign our global sourcing organization structure to make more efficient use of our internal resources with the intended goals of reducing product development cycle times and improving the efficiency of our sourcing operations. Our decision to shut down domestic production of machine-made neckwear was made to lower our neckwear product costs.

In 2009, approximately 160 different manufacturers produced our apparel products in approximately 200 factories and approximately 25 countries worldwide. With the exception of handmade neckwear, which is made in our Los Angeles, California facility and which accounts for less than 10% of our total quantity of neckwear sourced and produced, virtually all of our products are produced by independent manufacturers located in foreign countries. We source finished products and raw materials. Raw materials include fabric, buttons, thread, labels and similar materials. Raw materials and production commitments are generally made two to six months prior to production, and quantities are finalized at that time. We believe we are one of the largest users of shirting fabric in the world. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and our stores. Most of our dress shirts and all of our sportswear are sourced and manufactured in the Far East, the Indian subcontinent, the Middle East, the Caribbean and Central America. Our footwear is sourced and manufactured through third party suppliers principally in the Far East, Europe, South America and the Caribbean. Our neckwear fabric is sourced primarily from Europe and the Far East. The manufacturers of all of these items are required to meet our quality, cost and human rights requirements. No single supplier is critical to our production needs, and we believe that an ample number of alternative suppliers exist should we need to secure additional or replacement production capacity and raw materials. Given our extensive network of sourcing partners, we believe we are able to obtain goods at a low cost and on a timely basis.

Our foreign offices and buying agents enable us to monitor the quality of the goods manufactured by, and the delivery performance of, our suppliers, which includes the enforcement of human rights and labor standards through our ongoing approval and monitoring system. In addition, sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made either to increase or reduce inventories. We continually seek additional suppliers throughout the world for our sourcing needs and place our orders in a manner designed to limit the risk that a disruption of production at any one facility could cause a serious inventory problem. We have not experienced significant production delays or difficulties in importing goods. Our purchases from our suppliers are effected through individual purchase orders specifying the price and quantity of the items to be produced.

Warehousing and Distribution

To facilitate distribution, our products are shipped from manufacturers to our wholesale and retail warehousing and distribution centers for inspection, sorting, packing and shipment. Ranging in size from 20,000 to 747,000 square feet, our centers are located in Arkansas, California, Georgia, North Carolina, Pennsylvania, Tennessee and Trento, Italy. Our warehousing and distribution centers are designed to provide responsive service to our customers and our retail stores, as the case may be, on a cost-effective basis. This includes the use of various forms of electronic communications to meet customer needs, including advance shipping notices for all major customers. In addition, we contract with third parties for warehousing and distribution in Canada and Europe to provide responsive service for our foreign wholesale operations.

Advertising and Promotion

We market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. Our marketing programs are an integral feature of our product offerings. Advertisements generally portray a lifestyle rather than a specific item. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and consumer loyalty. We believe that our brands are successful in their respective segments because we have strategically positioned each brand to target a distinct consumer demographic. We will continue to design and market our products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and produce consumer loyalty.

We advertise our brands in national print media (including fashion, entertainment/human interest, business, men's, women's and sports magazines and *The New York Times*), on the Internet, on television, in movie theaters and through outdoor signage and sports sponsorships. We recently entered into an agreement for our *IZOD* brand to be the title sponsor of the newly re-named IZOD IndyCar Series for a five-year term commencing with the 2010 season and also continue to be the official apparel partner of the Indy Racing League and the Indianapolis Motor Speedway. We have also contracted with the New Jersey Sports and Exposition Authority for the naming rights to the IZOD Center sports and entertainment arena and are also a sponsor of the National Basketball Association's New Jersey Nets. Our *Van Heusen* brand is the sponsor of the Van Heusen Pro Football Hall of Fame Fan's Choice, through which football fans can express their opinions on who should get elected to the Pro Football Hall of Fame. We also participate in cooperative advertising programs with our customers, as we believe that brand awareness and in-store positioning are further strengthened by our contributions to such programs.

With respect to our retail operations, we generally rely upon local outlet mall developers to promote traffic for their centers. Outlet center developers employ multiple formats, including signage (highway billboards, off-highway directional signs, on-site signage and on-site information centers), print advertising (brochures, newspapers and travel magazines), direct marketing (to tour bus companies and travel agents), radio and television and special promotions.

We believe Calvin Klein is one of the most well-known designer names in the world. One of the efforts that has helped to establish and maintain the *Calvin Klein* name and image is its high-profile, often cutting-edge advertising campaigns that have stimulated publicity, curiosity and debate among customers and consumers, as well as within the fashion industry over the years. Calvin Klein has a dedicated in-house advertising agency, with experienced in-house creative and media teams that develop and execute a substantial portion of the institutional consumer advertising placement for products under the *Calvin Klein* brands. The advertising team works closely with other functional areas within Calvin Klein and its licensing and other partners to deliver a consistent and unified brand message to the consumer. Calvin Klein oversees a worldwide marketing, advertising and promotions program. In 2009, over $275 million was spent globally in connection with the advertisement, marketing and promotion of the *Calvin Klein* brands and products sold by us, Calvin Klein's licensees and other authorized users of the *Calvin Klein* name.

Calvin Klein products are advertised primarily in national print media, through outdoor signage and on television. We believe promotional activities throughout the year further strengthen brand awareness of the *Calvin Klein* brands. The Spring and Fall *Calvin Klein Collection* apparel lines are presented at fashion shows in New York City and Milan, which typically generate extensive media coverage. Other Calvin Klein promotional efforts include in-store events, product launch events, gift-with-purchase programs, participation in charitable and special corporate-sponsored events and providing outfits to celebrities for award ceremonies and premieres.

Trademarks

We own the *Van Heusen, Bass, G.H. Bass & Co., IZOD, ARROW* and *Eagle* brands, as well as related trademarks and lesser-known names. We beneficially own the *Calvin Klein* marks and derivative marks (for products other than underwear, sleepwear and loungewear). Calvin Klein and Warnaco are each an owner (for their respective products) of the Calvin Klein Trademark Trust, which is the sole and exclusive title owner of substantially all registrations of the *Calvin Klein* trademarks. The sole purpose of the Trust is to hold these marks. Calvin Klein maintains and protects the marks on behalf of the Trust pursuant to a servicing agreement. The Trust licenses to Warnaco on an exclusive, irrevocable, perpetual and royalty-free basis the use of the marks on men's and boys' underwear and sleepwear and women's and girls' intimate apparel and sleepwear, and to Calvin Klein on an exclusive, irrevocable, perpetual and royalty-free basis the use of the marks on all other products. Warnaco pays us an administrative fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear products bearing any of the *Calvin Klein* marks under an administration agreement between Calvin Klein and Warnaco.

We allow Mr. Calvin Klein to retain the right to use his name, on a non-competitive basis, with respect to his right of publicity, unless those rights are already being used in the Calvin Klein business. We also grant Mr. Klein a royalty-free worldwide right to use the *Calvin Klein* mark with respect to certain personal businesses and activities, such as motion picture, television and video businesses, a book business, writing, speaking and/or teaching engagements, non-commercial photography, charitable activities and architectural and industrial design projects, subject to certain limitations designed to protect the image and prestige of the *Calvin Klein* brands and to avoid competitive conflicts.

Our trademarks are the subject of registrations and pending applications throughout the world for use on a variety of apparel, footwear and related products, and we continue to expand our worldwide usage and registration of new and related trademarks. In general, trademarks remain valid and enforceable as long as the marks continue to be used in connection with the products and services with which they are identified and, as to registered tradenames, the required registration renewals are filed. In markets outside of the United States, particularly those where products bearing any of our brands are not sold by us or any of our licensees or other authorized users, our rights to the use of trademarks may not be clearly established.

We regard the license to use our trademarks and our other intellectual property rights in the trademarks as valuable assets in marketing our products and vigorously seek to protect them, on a worldwide basis, against infringement. We are susceptible to others imitating our products and infringing on our intellectual property rights. This is especially the case with respect to the *Calvin Klein* brands, as the *Calvin Klein* brands enjoy significant worldwide consumer recognition and their generally higher pricing provides significant opportunity and incentive for counterfeiters and infringers. Calvin Klein has a broad, proactive enforcement program, which we believe has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad. We have taken enforcement action with respect to our other marks on an as-needed basis.

Contingent Purchase Price Payments

Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Calvin Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the *Calvin Klein* brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration for a warrant to purchase our common stock and for granting him the right to receive from us contingent purchase price payments based on a percentage of total worldwide net sales of products bearing any of the *Calvin Klein* brands with respect to sales made through February 12, 2018. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in our Calvin Klein subsidiaries. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the *Calvin Klein* brands or any similar trademark in any competing business.

In connection with the Superba acquisition, we were obligated to pay the seller contingent purchase price payments if the earnings of the acquired business exceeded certain targets in 2007, 2008 and 2009. Any such contingent purchase price payment was payable 90 days after the applicable fiscal year end. Such contingent purchase price payments totaled $14.5 million in the first quarter of 2008 based on the actual calculation of 2007 earnings, as defined in the underlying asset purchase agreement, achieved by the acquired business. The acquired business did not achieve the minimum earnings in 2008 and 2009 required for a payout.

Competition

The apparel and footwear industries are competitive as a result of their fashion orientation, mix of large and small producers, the flow of domestic and imported merchandise and the wide diversity of retailing methods. Some of our larger branded apparel and footwear competitors include Polo Ralph Lauren Corporation, V.F. Corporation, Perry Ellis International, Inc., The Timberland Company and The Rockport Company, LLC. With respect to Calvin Klein, we believe The Donna Karan Company, LLC, Polo Ralph Lauren's Purple Label, Giorgio Armani SPA, Gucci Group N.V. and Prada SPA Group also are our competitors. In addition, we face significant competition from retailers, including our own wholesale customers, through their private label programs.

We compete primarily on the basis of style, quality, price and service. Our business depends on our ability to stimulate consumer tastes and demands, as well as on our ability to remain competitive in these areas. We believe we are well-positioned to compete in the apparel and footwear industries. Our diversified portfolio of apparel brands and apparel and footwear products and our use of multiple channels of distribution have allowed us to develop a business that produces results which are not dependent on any one demographic group, merchandise preference or distribution channel. We have developed a portfolio of brands that appeal to a broad spectrum of consumers. Our owned brands have long histories and enjoy high recognition within their respective consumer segments. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty. The *Calvin Klein* brands generally provide us with the opportunity to develop businesses that target different consumer groups at higher price points and in higher-end distribution channels than our other brands, as well as with significant global opportunities due to the worldwide recognition of the brands.

Imports and Import Restrictions

A substantial portion of our products is manufactured by contractors located outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs, as well as quota restrictions, for non-World Trade Organization ("WTO") member countries. Under the provisions of the WTO agreement governing international trade in textiles, known as the "WTO Agreement on Textiles and Clothing," the United States and other WTO member countries have eliminated quotas on textiles and apparel-related products from WTO member countries. As a result, quota restrictions do not affect our business in most countries. Presently, a portion of our imported products is eligible for certain duty-advantaged programs, including CAFTA, Jordan FTA, Egypt QIZ, NAFTA, AGOA and ATPDEA.

Environmental Matters

Our facilities and operations are subject to various environmental, health and safety laws and regulations, including the proper maintenance of asbestos-containing materials. In addition, we may incur liability under environmental statutes and regulations with respect to the contamination of sites that we own or operate or previously owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the off-site disposal of hazardous materials. We believe our operations are in compliance with terms of all applicable laws and regulations.

Employees

As of January 31, 2010, we employed approximately 5,300 persons on a full-time basis and approximately 5,500 persons on a part-time basis. Approximately 3% of our employees were represented for the purpose of collective bargaining by five different unions. Additional persons, some represented by these five unions, are employed from time to time based upon our manufacturing schedules and retailing seasonal needs. Our collective bargaining agreements generally are for three-year terms. We believe that our relations with our employees are satisfactory.

Executive Officers of the Registrant

The following table sets forth the name, age and position of each of our executive officers:

Name	Age	Position
Emanuel Chirico	52	Chairman and Chief Executive Officer
Allen E. Sirkin	67	President and Chief Operating Officer
Michael A. Shaffer	47	Executive Vice President and Chief Financial Officer
Francis K. Duane	53	Vice Chairman, Wholesale Apparel
Paul Thomas Murry	59	President and Chief Executive Officer, Calvin Klein

Mr. Emanuel Chirico joined us as Vice President and Controller in 1993. Mr. Chirico was named Executive Vice President and Chief Financial Officer in 1999, President and Chief Operating Officer in 2005, Chief Executive Officer in February 2006 and Chairman of the Board in June 2007.

Mr. Allen E. Sirkin has been employed by us since 1985. He served as Chairman of our Apparel Group from 1990 until 1995, was named Vice Chairman, Dress Shirts in 1995 and President and Chief Operating Officer in March 2006.

Mr. Michael A. Shaffer has been employed by us since 1990. He most recently served as Senior Vice President, Retail Operations before being named Executive Vice President, Finance in 2005 and Chief Financial Officer in March 2006.

Mr. Francis K. Duane served as President of our Izod division from 1998 until 2001, was named Vice Chairman, Sportswear in 2001 and Vice Chairman, Wholesale Apparel in March 2006.

Mr. Paul Thomas Murry has been employed by Calvin Klein since 1996. Mr. Murry retained his position as President and Chief Operating Officer, Calvin Klein upon our acquisition of Calvin Klein in 2003 and was named President and Chief Executive Officer, Calvin Klein in September 2008.

Item 1A. Risk Factors

As noted in Item 1 of this report, our discussions herein, including with respect to the risk factors discussed below, do not contemplate the effects of the completion of our proposed acquisition of Tommy Hilfiger, expect where specifically noted. The completion of this acquisition could exacerbate our susceptibility to the risk factors below, as well as create additional risks to the Company, our financial condition and results of operations and an investment in our securities.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

Economic conditions may adversely affect our business, our customers and our financing and other contractual arrangements. Recent and future economic developments may lead to a reduction in consumer spending overall, which could have an adverse impact on our revenue and profitability. Such events could also adversely affect the businesses of our wholesale and retail customers, which may, among other things, result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, and may cause such customers to reduce or discontinue orders of our products. Financial difficulties of customers may also affect the ability of our customers to access credit markets or lead to higher credit risk relating to receivables from customers.

Recent or future turmoil in the financial and credit markets could make it more difficult for us to obtain financing or refinance existing debt when the need arises or on terms that would be acceptable to us.

A substantial portion of our revenue and gross profit is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenue.

A few of our customers, including Macy's, JCPenney, Kohl's and Wal-Mart, account for significant portions of our revenue. Sales to our five largest customers were 31.0% of our revenue in 2009, 31.7% of our revenue in 2008 and 30.2% of our revenue in 2007. Macy's, our largest customer, accounted for 11.9% of our revenue in 2009, 11.5% of our revenue in 2008 and 9.7% of our revenue in 2007. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other partners, or to change their manner of doing business with us or our licensing or other partners, could substantially reduce our revenue and materially adversely affect our profitability. During the past several years, the retail industry has experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. In addition, store closings by our customers decrease the number of stores carrying our apparel products, while the remaining stores may purchase a smaller amount of our products and may reduce the retail floor space designated for our brands. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores' target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large customers and decrease our negotiating strength with our customers. These factors could have a material adverse effect on our financial condition and results of operations.

We may not be able to continue to develop and grow our Calvin Klein business in terms of revenue and profitability.

A significant portion of our business strategy involves growing our Calvin Klein business. Our realization of revenue and profitability growth from Calvin Klein will depend largely upon our ability to:

- continue to maintain and enhance the distinctive brand identity of the *Calvin Klein* brands;
- continue to maintain good working relationships with Calvin Klein's licensees; and
- continue to enter into new licensing agreements for the *Calvin Klein* brands, both domestically and internationally.

We cannot assure you that we can successfully execute any of these actions or our growth strategy for the *Calvin Klein* brands, nor can we assure you that the launch of any *Calvin Klein* branded products or businesses by us or our licensees or that the continued offering of these lines will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and develop new relationships with apparel retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully the Calvin Klein business, our financial condition and results of operations may be materially and adversely affected. We would have similar exposure with respect to the *Tommy Hilfiger* brands and businesses if that acquisition is completed.

The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

Our success depends on our brands and their value. The *Calvin Klein* name is integral to the existing Calvin Klein business, as well as to our strategies for continuing to grow and expand Calvin Klein. The *Calvin Klein* brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We would have similar exposure with respect to the *Tommy Hilfiger* brands and Mr. Hilfiger should that acquisition be completed.

Our level of debt could impair our financial condition.

We had approximately $400 million of long-term debt, $135 million of outstanding letters of credit and $190 million of additional amounts available for borrowing as of January 31, 2010. Our level of debt could have important consequences to investors, including:

- requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, thereby reducing the funds available to us for our operations or other capital needs;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;
- increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

- limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions, contributions to our pension plans and general corporate requirements;

- placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures, contributions to pension plans and general corporate requirements;

- any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally; and

- our proposed acquisition of Tommy Hilfiger, if consummated, will require us to incur a significant amount of debt, and we will be required to utilize a significant portion of our cash flow to pay the interest and principal on such debt.

Our business is exposed to foreign currency exchange rate fluctuations.

Substantially all of our revenue and expenses are currently denominated in United States dollars. However, certain of our operations and license agreements expose us to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro, the Pound, the Yen and the Canadian dollar. Our principal exposure to changes in exchange rates for the United States dollar results from our licensing businesses. Many of our license agreements require the licensee to report sales to us in the licensee's local currency but to pay us in United States dollars based on the exchange rate as of the last day of the contractual selling period. Thus, while we are not exposed to exchange rate gains and losses between the end of the selling period and the date we collect payment, we are exposed to exchange rate changes during and up to the last day of the selling period. As a result, during times of a strengthening United States dollar, our foreign royalty revenue will be adversely affected.

A secondary exposure to changes in exchange rates for the United States dollar results from our foreign operations. Our foreign operations include sales of our products to department and specialty stores throughout Canada and parts of Europe. Sales for these foreign operations are both generated and collected in foreign currency, which exposes us to foreign exchange gains and losses between the date of the sale and the date we collect payment. As with our licensing business, the results of these operations will be adversely affected during times of a strengthening United States dollar.

These risks would be increased if our proposed acquisition of Tommy Hilfiger is completed, as that business has significant operations outside of the United States.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

Virtually all of our apparel and footwear products, excluding handmade neckwear, are produced by and purchased or procured from independent manufacturers located in countries in Europe, the Far East, the Indian subcontinent, the Middle East, South America, the Caribbean and Central America. We believe that we are one of the largest users of shirting fabric in the world. Although no single supplier or country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

- political or labor instability in countries where contractors and suppliers are located;

- political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

- heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

- a significant decrease in availability or increase in cost of raw materials;

- disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

- the migration and development of manufacturers, which could affect where our products are or are planned to be produced;
- imposition of regulations, quotas and safeguards relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the United States dollar against foreign currencies; and
- restrictions on transfers of funds out of countries where our foreign licensees are located.

If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenue and, consequently, our results of operations.

Our reliance on independent manufacturers could cause delay and damage customer relationships.

We rely upon independent third parties for all of our apparel and footwear products, excluding handmade neckwear. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers could cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers could have a material adverse effect on our revenue and, consequently, our results of operations.

We are dependent on a limited number of distribution facilities. If one becomes inoperable, our business, financial condition and operating results could be negatively impacted.

We operate a limited number of distribution facilities. Our ability to meet the needs of our retail customers and of our own retail stores depends on the proper operation of our primary facilities. If any of our primary facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could have a substantial loss of inventory and/or disruptions of deliveries to our customers and our stores, and/or incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the facility. This could adversely affect our business, financial condition and operating results.

A significant portion of our revenue is dependent on royalties and licensing.

In 2009, $328.0 million, or 13.7%, of our revenue was derived from licensing royalties, advertising and other revenue, principally in our Calvin Klein Licensing segment. Royalty, advertising and other revenue from Calvin Klein's three largest licensing partners accounted for approximately 67% of its royalty, advertising and other revenue in 2009. We also derive licensing revenue from our *Van Heusen, IZOD, Bass, G.H. Bass & Co.* and *ARROW* brand names, as well as from the sublicensing of *Geoffrey Beene.* Our three largest licensing partners accounted for approximately 31% of royalty, advertising and other revenue for these brand names as a group in 2009. The operating profit associated with our royalty, advertising and other revenue is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant licensing partner, whether due to the termination or expiration of the relationship, the cessation of the licensing partner's operations or otherwise (including as a result of financial difficulties of the partner), without an equivalent replacement, could materially affect our profitability.

While we generally have significant control over our licensing partners' products and advertising, we rely on our licensing partners for, among other things, operational and financial controls over their businesses. Our licensing partners' failure to successfully market licensed products or our inability to replace our existing licensing partners could materially and adversely affect our revenue both directly from reduced royalty and advertising and other revenue received and indirectly from reduced sales of our other products. Risks are also associated with our licensing partners' ability to:

- obtain capital;
- execute their business plans, including timely delivery of quality products;
- manage their labor relations;
- maintain relationships with their suppliers;
- manage their credit risk effectively; and
- maintain relationships with their customers.

Our licensing business makes us susceptible to the actions of third parties over whom we have limited control.

We rely on our licensing partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our licensing partners of each of our licensed brands. The misuse of our brands by a licensing partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the *Calvin Klein* marks, although to date, it continues to work with Calvin Klein's in-house advertising agency while exercising its rights with respect to design. We cannot assure you that Warnaco will continue to maintain the same standards of design and, if it assumes control, advertising that has been maintained by Calvin Klein, although we believe they are generally obligated to do so.

Additionally, some of our licensees, including some of our largest *Calvin Klein* licensees, are not United States entities and may be able to produce or sell goods in places prohibited under United States federal law or regulation. For example, foreign licensees may have rights to produce or sell goods in Iran, North Korea, Cuba, Syria or Sudan, which are prohibited under United States law. Such activity, even if legal for a licensee or other authorized party, could bring our brands into disrepute, resulting in a material adverse effect on our business, financial condition and results of operations.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

Our retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, fuel shortages, increased fuel prices, travel restrictions, travel concerns and other circumstances, including adverse weather conditions, disease epidemics and other health-related concerns, war, terrorist attacks or the perceived threat of war or terrorist attacks, which would lead to decreased travel, could have a material adverse affect on us. In addition, we may be adversely affected by reduced travel due to economic conditions. Other factors which could affect the success of our stores include:

- the location of the mall or the location of a particular store within the mall;
- the other tenants occupying space at the mall;
- increased competition in areas where the outlet malls are located; and
- the amount of advertising and promotional dollars spent on attracting consumers to the malls.

In 2008, certain of our businesses and those of certain of our licensees were adversely affected by the curtailment of travel that accompanied the global economic slowdown.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights. Since our acquisition of Calvin Klein, we are more susceptible to infringement of our intellectual property rights, as the *Calvin Klein* brands enjoy significant worldwide consumer recognition, and the generally higher pricing of *Calvin Klein* branded products creates additional incentive for counterfeiters and infringers. The acquisition of Tommy Hilfiger would create similar risks with regard to the *Tommy Hilfiger* brands. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenue. We cannot assure you that the actions we take to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. For example, in the past we were involved in proceedings relating to a company's claim of prior rights to the *IZOD* mark in Mexico and to another company's claim of prior rights to the *Calvin Klein* mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

Our success is dependent on the strategies and reputation of our licensors.

Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Kenneth Cole, Sean "Diddy" Combs *(Sean John)*, Donald J. Trump, Michael Kors, Joseph Abboud, Donna Karan *(DKNY)*, Tommy Hilfiger, Ike Behar, Elie Tahari and Robert Graham. In entering into these license agreements, we target our products towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition between our own products and maximize profitability. If any of our licensors determines to "reposition" a brand we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

We face intense competition in the apparel industry.

Competition is strong in the apparel industry. We compete with numerous domestic and foreign designers, brands, manufacturers and retailers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel industry primarily on the basis of:

- anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;
- maintaining favorable brand recognition;
- appropriately pricing products and creating an acceptable value proposition for customers;
- providing strong and effective marketing support;
- ensuring product availability and optimizing supply chain efficiencies with third party manufacturers and retailers; and
- obtaining sufficient retail floor space and effective presentation of our products at retail.

The failure to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we could be faced with significant excess inventories for some products and missed opportunities for others.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our executive officers who have substantial experience and expertise in our business. We also depend on other key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Acquisitions may not be successful in achieving intended benefits and synergies.

One component of our growth strategy contemplates our making select acquisitions if appropriate opportunities arise. Prior to completing any acquisition, including our proposed acquisition of Tommy Hilfiger, our management team identifies expected synergies, cost savings and growth opportunities. However, these benefits may not be realized due to, among other things:

- delays or difficulties in completing the integration of acquired companies or assets;
- higher than expected costs, lower than expected cost savings and/or a need to allocate resources to manage unexpected operating difficulties;
- diversion of the attention and resources of management;
- consumers' failure to accept product offerings by us or our licensees;
- inability to retain key employees in acquired companies; and
- assumption of liabilities unrecognized in due diligence.

We cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations. Our proposed acquisition of Tommy Hilfiger is subject to conditions, which may not be satisfied, in which event the transaction may not close. There can be no assurance that we can obtain the financing that we need to complete the deal or that such financing can be obtained on the terms currently contemplated. Our plans and results of operations will be affected by our ability to realize benefits from the acquisition of Tommy Hilfiger, if the acquisition is consummated. If the transaction does not close due to the failure to obtain the financing or satisfy certain other conditions, we have agreed to pay €69.0 million to the selling shareholders. Certain additional significant costs will be incurred regardless of whether the acquisition is completed.

Provisions in our certificate of incorporation and our by-laws and Delaware General Corporate Law could make it more difficult to acquire us and may reduce the market price of our common stock.

Our certificate of incorporation and by-laws contain certain provisions, including provisions requiring supermajority voting (80% of the outstanding voting power) to approve certain business combinations with beneficial owners of 5% or more of our outstanding stock entitled to vote for election of directors, permitting the Board of Directors to fill vacancies on the Board and authorizing the Board of Directors to issue shares of preferred stock without approval of our stockholders. These provisions could also have the effect of deterring changes of control.

In addition, Section 203 of the Delaware General Corporate Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The general location, use, ownership status and approximate size of the principal properties which we currently occupy are set forth below:

Location	Use	Ownership Status	Approximate Area in Square Feet
New York, New York	Corporate, apparel and footwear administrative offices and showrooms	Leased	199,000
New York, New York	Calvin Klein administrative offices and showrooms	Leased	183,000
Bridgewater, New Jersey	Corporate, finance and retail administrative offices	Leased	210,000
Los Angeles, California	Warehouse and neckwear manufacturing facility	Leased	200,000
Jonesville, North Carolina	Warehouse and distribution center	Owned	747,000
Austell, Georgia	Warehouse and distribution center	Leased	562,000
Chattanooga, Tennessee	Warehouse and distribution center	Owned	451,000
Reading, Pennsylvania	Warehouse and distribution center	Owned	410,000
Brinkley, Arkansas	Warehouse and distribution center	Owned	112,000
Hong Kong, China	Corporate administrative offices	Leased	54,000
Trento, Italy	Calvin Klein administrative offices and warehouse	Leased	42,000
Milan, Italy	Calvin Klein administrative offices and showroom	Leased	15,000

In addition, we lease certain other administrative/support offices and showrooms in various domestic and international locations. We also currently lease and operate approximately 650 retail locations in the United States and a limited number of retail locations principally in the United Kingdom.

Substantially all of our properties are subject to liens under our secured revolving credit facility.

Information with respect to minimum annual rental commitments under leases in which we are a lessee is included in Note 13, "Leases," in the Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. Legal Proceedings

We are a party to certain litigation which, in management's judgment based in part on the opinions of legal counsel, will not have a material adverse effect on our financial position.

Item 4. Reserved

Not applicable.

PART II

Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities

Certain information with respect to the market for our common stock, which is listed on the New York Stock Exchange, and the dividends declared on our common stock appear in the Notes to Consolidated Financial Statements included in Item 8 of this report under Note 10, "Stockholders' Equity," and under the heading "Selected Quarterly Financial Data-Unaudited" on page F-36. See Note 6, "Long-Term Debt," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a description of the restrictions to our paying dividends on our common stock. As of March 16, 2010, there were 723 stockholders of record of our common stock. The closing price of our common stock on March 16, 2010 was $53.78.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased[1]	(b) Average Price Paid per Share (or Unit)[1]	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 2, 2009 - November 29, 2009	17	$ 43.08	-	-
November 30, 2009 - January 3, 2010	26	33.12	-	-
January 4, 2010 - January 31, 2010	635	43.66	-	-
Total	678	$ 43.24	-	-

[1] Our 2006 Stock Incentive Plan provides us with the right to deduct or withhold, or require employees to remit to us, an amount sufficient to satisfy any applicable tax withholding requirements applicable to stock-based compensation awards. To the extent permitted, employees may elect to satisfy all or part of such withholding requirements by tendering previously owned shares or by having us withhold shares having a fair market value equal to the minimum statutory tax withholding rate that could be imposed on the transaction. All shares shown in this table were withheld during the fourth quarter of 2009 in connection with the vesting of restricted stock units to satisfy tax withholding requirements.

The following performance graph and return to stockholders information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.

The performance graph compares the yearly change in the cumulative total stockholder return on our Common Stock against the cumulative return of the Russell Midcap Index and the S&P 500 Apparel, Accessories & Luxury Goods Index for the five fiscal years ended January 31, 2010.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
1/30/05
1/29/06
2/4/07
2/3/08
2/1/09
1/31/10
Phillips-Van Heusen Corporation
Russell Midcap Index
S&P 500 Apparel, Accessories & Luxury Goods

Value of $100.00 invested after 5 years:

Our Common Stock	$ 155.17
Russell Midcap Index	$ 113.13
S&P 500 Apparel, Accessories & Luxury Goods Index	$ 102.41

Item 6. Selected Financial Data

Selected Financial Data appears under the heading "Ten Year Financial Summary" on pages F-40 and F-41.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We announced on March 15, 2010 that we had entered into a definitive agreement to acquire Tommy Hilfiger B.V. and certain affiliated companies that are controlled by funds affiliated with Apax Partners L.P., for total consideration of €2.2 billion, or approximately $3.0 billion, plus the assumption of €100 million in liabilities. The consideration includes €1.924 billion in cash and €276 million in shares of our common stock. We have entered into a forward foreign exchange contract with respect to €1.3 billion of the purchase price to hedge against our exposure to changes in the exchange rate for the Euro. Our obligations under this contract are contingent upon the closing of the acquisition. The closing of the transaction is subject to the receipt of financing and other customary conditions, including the receipt of required regulatory approvals. The transaction is expected to close during our second quarter of 2010. If the transaction does not close due to the failure to obtain the financing or satisfy certain other conditions, we have agreed to pay €69.0 million to the selling shareholders.

We expect to finance the €1.924 billion cash portion of the Tommy Hilfiger acquisition and refinance our $300 million of existing senior unsecured notes using a combination of cash on hand, bank debt and public and/or private offerings of debt and/or equity. There can be no assurance that we can obtain the financing that we need to complete the deal or that such financing can be obtained on the terms currently contemplated.

We anticipate that our operations will be significantly impacted if the Tommy Hilfiger acquisition is completed, including the following: (i) the operations of the acquired business will significantly impact our future results, including our revenue, gross margin, operating expenses and cash flows; (ii) the financing of the transaction will significantly impact our capital structure and require significant amounts of our cash flow to pay interest and principal on the debt we incur to finance the transaction; and (iii) we expect to incur significant costs and charges related to the acquisition, which will materially impact our selling, general and administrative expenses in 2010. Certain significant costs will be incurred regardless of whether the acquisition is completed.

As with the other Items in this report, the following management's discussion and analysis does not contemplate the effects of the Tommy Hilfiger transaction, except where specifically noted.

References to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Eagle, Bass, Geoffrey Beene, ARROW, CHAPS, Sean John, JOE Joseph Abboud, MICHAEL Michael Kors, Michael Kors Collection, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, DKNY, Tommy Hilfiger, Nautica, Ike Behar, Ted Baker, Jones New York, J. Garcia, Claiborne* and *Timberland* and to other brand names are to registered trademarks owned by us or licensed to us by third parties and are identified by italicizing the brand name.

Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1 and are designated by the calendar year in which the fiscal year commences. References to a year are to our fiscal year, unless the context requires otherwise. Our 2009 year commenced on February 2, 2009 and ended on January 31, 2010; 2008 commenced on February 4, 2008 and ended on February 1, 2009; 2007 commenced on February 5, 2007 and ended on February 3, 2008.

References to the "BVH acquisition" refer to our October 2008 acquisition from The British Van Heusen Company Limited, a former licensee of *Van Heusen* men's dresswear and accessories in the United Kingdom and Ireland, and one of its affiliates of certain assets (including inventories) of the licensed business. We refer to The British Van Heusen Company Limited and its affiliate together as "BVH."

References to the "Mulberry acquisition" refer to our April 2008 acquisition of certain assets (including certain trademark licenses, inventories and receivables) of Mulberry Thai Silks, Inc., a manufacturer and distributor of branded neckwear in the United States, which we refer to as "Mulberry."

References to our acquisition of CMI refer to our January 2008 acquisition of Confezioni Moda Italia S.r.L., which we refer to as "CMI," from a subsidiary of The Warnaco Group, Inc. (We refer to The Warnaco Group, Inc. and its subsidiaries, separately and together, as "Warnaco.") CMI is the licensee of the *Calvin Klein Collection* apparel and accessories businesses under agreements with our Calvin Klein, Inc. subsidiary.

References to the "Superba acquisition" refer to our January 2007 acquisition of substantially all of the assets of Superba, Inc., a manufacturer and distributor of neckwear in the United States and Canada.

OVERVIEW

The following discussion and analysis is intended to help you understand us, our operations and our financial performance. It should be read in conjunction with our consolidated financial statements and the accompanying notes, which are included elsewhere in this report.

We are one of the largest apparel companies in the world, with a heritage dating back over 125 years. Our brand portfolio consists of nationally recognized brand names, including *Calvin Klein, Van Heusen, IZOD, ARROW, Bass* and *Eagle,* which are owned, and *Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, Sean John, JOE Joseph Abboud, MICHAEL Michael Kors, Michael Kors Collection, CHAPS, Donald J. Trump Signature Collection, DKNY, Tommy Hilfiger, Nautica, Ike Behar, Ted Baker, J. Garcia, Claiborne, Jones New York* and *Timberland,* which are licensed.

The difficult economic conditions that existed during 2008 continued into the first half of 2009 and presented many challenges for our businesses. However, as 2009 progressed, the strength behind our businesses and brands intensified, allowing us to generate significant increases in revenue and earnings to our plan, with cash flow reaching over $150 million. We believe that our historical business strategy allowed us to achieve these results. Our business strategy is to manage and market a portfolio of nationally recognized brands at multiple price points and across multiple channels of distribution. We believe this strategy allows us to provide products to a broad range of consumers while reducing our reliance on any one demographic group, merchandise preference or distribution channel. We have enhanced this strategy by expanding our portfolio of brands through strategic acquisitions of well-known brands, including *Calvin Klein* and *ARROW*, that offer additional distribution channel and price point opportunities in our traditional categories of dress shirts and sportswear. We have also broadened our strategy through acquisitions of businesses, including the Superba and Mulberry acquisitions, which are complementary to our heritage businesses. We have successfully pursued growth opportunities in extending our brands through licensing into additional product categories and geographic areas. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

A significant portion of our total income before interest and taxes is derived from international sources, primarily driven by the international component of our Calvin Klein licensing business. We have approximately 55 license and other agreements covering over 130 territories outside of the United States for our *Calvin Klein* brands and approximately 50 license agreements covering approximately 150 territories outside of the United States for our heritage brands, and we intend to continue to expand our operations globally through direct marketing by us and through partnerships with licensees. We recently expanded our international operations to include sales of certain of our products to department and specialty stores throughout Canada and parts of Europe, including through the BVH acquisition, which provided us with a wholesale distribution business in the United Kingdom and Ireland and a limited number of retail stores.

We continued to strengthen our balance sheet in 2009, ending the year with over $480 million in cash, $400 million of long-term debt and no short-term borrowings. We also have significant availability under our revolving credit facility which does not expire until mid-2012. We believe that the strength of our balance sheet, coupled with the systematic and consistent execution and enhancement of our business strategy, will allow us to invest appropriately in our businesses and our brands while capitalizing on opportunities for our future growth.

RESULTS OF OPERATIONS

Operations Overview

We generate net sales from (i) the wholesale distribution of men's dress shirts and neckwear and men's and women's sportswear; and (ii) the sale, through approximately 650 company-operated retail locations, of apparel, footwear and accessories under the brand names *Van Heusen, IZOD, Bass* and *Calvin Klein*. In addition, into the fourth quarter of 2008, we operated retail stores under the brand name *Geoffrey Beene.*

We operate stores principally in outlet centers in the United States. We also operate a full price store located in New York City under the *Calvin Klein Collection* brand in which we principally sell men's and women's high-end collection apparel and accessories, soft home furnishings and tableware. Additionally, we operate a limited number of retail stores located principally in the United Kingdom that primarily market *Van Heusen* brand dress furnishings.

We announced during the fourth quarter of 2008 a series of actions that we planned to undertake to respond to the difficult economic conditions that existed during the second half of 2008 and were expected to (and did) continue into 2009, including restructuring certain of our operations and implementing a number of other cost reduction efforts. We began implementing the restructuring initiatives during the fourth quarter of 2008 and we completed substantially all of them by the end of 2009. The restructuring initiatives included the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization and reductions in warehousing capacity, all of which had headcount reductions associated with them, as well as lease terminations for the majority of our *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses. We recorded pre-tax charges in the fourth quarter of 2008 in connection with these initiatives that totaled approximately $82 million, of which approximately $64 million related to non-cash asset impairments, principally associated with our retail stores, and approximately $18 million related to lease terminations, severance and other costs. We recorded additional pre-tax charges of $25.9 million related to severance, non-cash asset impairments, *Calvin Klein* specialty retail store lease terminations and other costs during 2009.

We generate royalty, advertising and other revenue from fees for licensing the use of our trademarks. Calvin Klein royalty, advertising and other revenue, which comprised 92% of total royalty, advertising and other revenue in 2009, is derived under licenses and other arrangements for a broad array of products, including jeans, underwear, fragrances, eyewear, footwear, women's apparel, outerwear, watches and home furnishings.

Gross profit on total revenue is total revenue less cost of goods sold. Included as cost of goods sold are costs associated with the production and procurement of product, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. Because there is no cost of goods sold associated with royalty, advertising and other revenue, 100% of such revenue is included in gross profit. As a result, our gross profit may not be comparable to that of other entities.

Selling, general and administrative expenses include all other expenses, excluding interest and income taxes. Salaries and related fringe benefits is the largest component of selling, general and administrative expenses, comprising 46% of such expenses in 2009. Rent and occupancy for offices, warehouses and retail stores is the next largest expense, comprising 22% of selling, general and administrative expenses in 2009.

The following table summarizes our results of operations in 2009, 2008 and 2007:

(dollars in millions, except per share amounts)	2009	2008	2007
Net sales	$2,070.8	$2,160.7	$2,127.7
Royalty revenue	245.9	236.6	214.4
Advertising and other revenue	82.1	94.7	83.0
Total revenue	2,398.7	2,491.9	2,425.2
Gross profit	1,182.6	1,200.7	1,191.0
% of total revenue	*49.3%*	*48.2%*	*49.1%*
Selling, general and administrative expenses	938.8	1,028.8	882.5
% of total revenue	*39.1%*	*41.3%*	*36.4%*
Gain on sale of investments	-	1.9	3.3
Income before interest and taxes	243.8	173.7	311.8
Interest expense	33.5	33.6	33.8
Interest income	1.3	6.2	16.7
Income before taxes	211.6	146.3	294.8
Income tax expense	49.7	54.5	111.5
Net income	$ 161.9	$ 91.8	$ 183.3
Diluted net income per share	$ 3.08	$ 1.76	$ 3.21

Net Sales

Our net sales were $2,070.8 million in 2009, $2,160.7 million in 2008 and $2,127.7 million in 2007. The 2009 net sales decrease of $90.0 million as compared to 2008 net sales was due principally to the net effect of the following items:

- The reduction of $94.9 million of net sales associated with our closing in 2008 of our Geoffrey Beene outlet retail division.

- The reduction of $53.1 million of net sales attributable to declines in our Wholesale Sportswear and Related Products segment resulting from the economic slowdown and the resulting reduction of sales to our department store customers, particularly in the first quarter of 2009. This decrease was partially offset by additional sales associated with our new *Timberland* men's sportswear line, which was launched in the second quarter of 2008.

- The addition of $52.5 million of net sales attributable to growth in our retail segments associated with our ongoing retail businesses. This was primarily driven by (i) the addition of sales attributable to the conversion of a limited number of *Geoffrey Beene* outlet retail stores to the *Calvin Klein* outlet retail format; and (ii) comparable store sales growth in our retail divisions of 1% on a combined basis.

- The addition of $5.1 million of net sales attributable to growth in our Wholesale Dress Furnishings segment, particularly in the fourth quarter of 2009.

The 2008 net sales increase of $33.0 million over 2007 net sales was due to the net effect of the following items:

- The addition of $25.3 million of net sales attributable to our acquisition of CMI.

- The addition of $10.1 million of net sales attributable to growth in our retail segments. This was primarily driven by the opening of *Calvin Klein* retail stores, partially offset by decreases due principally to (i) comparable store sales declines of 5% resulting from the overall weak retail environment experienced during 2008; and (ii) the closing of our Geoffrey Beene outlet retail division, which was completed during the fourth quarter of 2008.

- The reduction of $5.5 million of net sales attributable to declines in our Wholesale Sportswear and Related Products segment. This was comprised of decreases in our heritage brand wholesale sportswear businesses resulting from the difficult economic environment experienced during 2008, which were mostly offset by increases resulting from the launch of our Timberland wholesale men's sportswear business in the second quarter of 2008, a full year of sales of our *IZOD* women's sportswear line, which began shipping late in the second quarter of 2007, and growth in our Calvin Klein men's sportswear business.

- The addition of $3.1 million of net sales attributable to growth in our Wholesale Dress Furnishings segment.

Our net sales in 2010 are expected to increase approximately 3% to 4% due principally to growth across all of our businesses.

Royalty, Advertising and Other Revenue

Royalty, advertising and other revenue decreased $3.2 million in 2009 compared to the prior year. Within the Calvin Klein Licensing segment, global licensee royalty revenue increased 6% in 2009 compared to the prior year, as a 7% increase in royalty revenue on a constant exchange rate basis more than offset a $2.1 million negative impact from a stronger United States dollar over the period. The royalty growth on a constant exchange rate basis was principally due to strong performance in the jeans, underwear, footwear, women's apparel and outerwear businesses, mostly offset by a royalty decrease, particularly in the first half of the year, in the fragrance business, which was affected by reductions in travel and discretionary spending as a result of the difficult economic environment. Advertising and other revenue decreased 13% in 2009 compared to the prior year as a result of less discretionary spending in 2009 as compared to 2008 by our licensees, as 2008 included spending associated with the 40th anniversary of *Calvin Klein*. Such advertising and other revenue is generally collected and spent, and is therefore presented as both a revenue and an expense within our income statement, with minimal impact on earnings.

Royalty, advertising and other revenue increased $33.8 million in 2008 over 2007. The increase was primarily attributable to our Calvin Klein Licensing segment. Approximately 92% of the growth in Calvin Klein royalty, advertising and other revenue in 2008 was attributable to growth from existing licenses, with the remaining 8% generated through new licenses. The growth from existing licenses was due to strong performance across virtually all product categories, with particular strength in jeans and underwear, partially offset by a decrease in the fragrance business, which was particularly affected by reductions in travel and discretionary spending resulting from the difficult economic environment in 2008.

We currently expect that royalty, advertising and other revenue will increase approximately 5% to 7% in 2010, due principally to growth within the Calvin Klein Licensing segment. This includes an anticipated increase in Calvin Klein royalty revenue of approximately 5% to 7% in 2010.

Gross Profit on Total Revenue

The following table shows our revenue mix between net sales and royalty, advertising and other revenue, as well as our gross profit as a percentage of total revenue for 2009, 2008 and 2007:

	2009	2008	2007
Components of revenue:			
Net sales	86.3%	86.7%	87.7%
Royalty, advertising and other revenue	13.7%	13.3%	12.3%
Total	100.0%	100.0%	100.0%
Gross profit as a % of total revenue	49.3%	48.2%	49.1%

Gross profit as a percentage of total revenue increased 110 basis points in 2009 compared with 2008, due principally to the net effect of the following items:

- An increase of 70 basis points due principally to decreased promotional selling during the second half of 2009 due to strong performance across all of our businesses, partially offset by increased promotional selling during the first half of 2009 resulting from the difficult economic environment.

- An increase of 20 basis points due to the absence of inventory liquidation markdowns which occurred during 2008 associated with the closure of our Geoffrey Beene outlet retail division.

- An increase of 20 basis points due principally to a change in revenue mix, as royalty, advertising and other revenue, which does not carry a cost of sales and has a gross profit percentage of 100% increased as a percentage of total revenue.

Gross profit as a percentage of total revenue decreased 90 basis points in 2008 as compared with 2007, due principally to the net effect of the following items:

- An increase due to a change in revenue mix, as royalty, advertising and other revenue, which does not carry a cost of sales and has a gross profit percentage of 100%, increased as a percentage of total revenue.

- A decrease due to increased promotional selling in our heritage brand outlet retail businesses during the first nine months of the year due to the negative effect of the overall weak retail environment, combined with even greater promotional selling across all of our divisions during the holiday season.

- A decrease due to inventory liquidation markdowns associated with the closure of our Geoffrey Beene outlet retail division.

We currently expect that the gross profit on total revenue percentage will be relatively flat in 2010 as compared with 2009, as an anticipated reduction in promotional selling in 2010 is expected to be mostly offset by faster anticipated growth in our wholesale businesses, which typically carry a lower gross margin percentage than our retail and licensing businesses.

Selling, General and Administrative ("SG&A") Expenses

Our SG&A expenses were as follows:

	2009	2008	2007
(dollars in millions)			
SG&A expenses	$938.8	$1,028.8	$882.5
% of total revenue	39.1%	41.3%	36.4%

SG&A expenses in 2009 were $938.8 million, or 39.1% of total revenue, compared to $1,028.8 million, or 41.3% of total revenue in 2008. The 220 basis point decrease in SG&A expenses as a percentage of total revenue in 2009 as compared to 2008 was due principally to (i) the absence of asset impairment charges and costs associated with our 2008 restructuring initiatives and the closure of our Geoffrey Beene outlet retail division; and (ii) the cost savings realized in 2009 from our restructuring initiatives, partially offset by a lack of sales leverage as a result of the sales decrease mentioned previously.

The $90.0 million decrease in SG&A expenses in 2009 as compared to 2008 was due principally to the net effect of the following items:

- A decrease of $74.0 million in asset impairment charges and costs associated with our 2008 restructuring initiatives and the closure of our Geoffrey Beene outlet retail division.

- A decrease due to cost savings resulting from our 2008 restructuring initiatives.

- An increase in advertising expenditures due principally to new marketing initiatives for our *Van Heusen* and *IZOD* brands.

- An increase in incentive compensation costs.

SG&A expenses in 2008 were $1,028.8 million, or 41.3% of total revenue, compared to $882.5 million, or 36.4% of total revenue in 2007. The 490 basis point increase includes 380 basis points related to asset impairment charges and costs associated with our 2008 restructuring initiatives and the closure of our Geoffrey Beene outlet retail division. The remaining 110 basis point increase was due principally to SG&A expenses associated with the opening of *Calvin Klein* retail stores, combined with the lack of sales leverage due to the sales decrease mentioned previously.

The $146.3 million increase in SG&A expenses in 2008 as compared to 2007 was due principally to the net effect of the following items:

- An increase due to fixed asset impairments and lease termination, severance and other costs associated with the closure of our Geoffrey Beene outlet retail division and our fourth quarter 2008 restructuring initiatives.
- An increase in our retail segments principally related to the opening of *Calvin Klein* retail stores.
- An addition of operating expenses related to our acquisition of CMI.
- An increase in our Wholesale Dress Furnishings segment due principally to additional SG&A expenses associated with the Mulberry and BVH businesses subsequent to these acquisitions.
- An increase associated with our new Timberland wholesale men's sportswear business.
- An increase in advertising expenditures.
- A decrease in incentive compensation costs.

SG&A expenses for 2010 as a percentage of total revenue is expected to decrease approximately 200 basis points due to (i) the absence of the costs associated with our restructuring initiatives; and (ii) the realization of cost savings from such restructuring initiatives. Although the acquisition of Tommy Hilfiger is not expected to close until the second quarter of 2010, we will incur costs in 2010 related to the transaction, regardless of whether or not the acquisition is ultimately consummated. These costs are not included in our SG&A guidance as they cannot be reasonably estimated as of the date of this report.

Gain on Sale of Investments

We sold, in the first quarter of 2006, minority interests held by one of our subsidiaries in certain entities that operate the licenses and related wholesale and retail businesses of *Calvin Klein* jeans and accessories in Europe and Asia and the *ck Calvin Klein* bridge line of sportswear and accessories in Europe. During 2007, $3.3 million was released to us from an escrow account established in connection with that transaction. We received in 2008 a distribution of $1.9 million representing our share of the amount that remained in escrow. We recorded these amounts as gains in each of the respective years.

Interest Expense and Interest Income

The majority of our interest expense relates to our fixed rate long-term debt. As a result, variances in our net interest expense tend to be driven by changes in interest income and, to a lesser extent, costs related to our revolving credit facility.

Interest expense of $33.5 million in 2009 was relatively flat to the 2008 and 2007 amounts of $33.6 million and $33.8 million, respectively.

Interest income decreased to $1.3 million in 2009 from $6.2 million in 2008. This decrease was due principally to a decrease in average investment rates of return compared to the prior year. Interest income decreased to $6.2 million in 2008 from $16.7 million in 2007. The interest income decline from 2007 to 2008 was due principally to a decrease in our average cash position in 2008 as a result of the completion of our $200.0 million stock repurchase in the fourth quarter of 2007, combined with a decrease in average investment rates of return compared to the prior year.

Interest expense is expected to be relatively flat in 2010 as compared with 2009, while interest income is expected to increase due principally to an increase in average investment rates of return, combined with an increase in our average cash position during the year.

Income Taxes

Income tax expense was as follows:

(dollars in millions)	2009	2008	2007
Income tax expense	$49.7	$54.5	$111.5
Income tax expense as a % of pre-tax income	23.5%	37.3%	37.8%

The income tax expense decrease of $4.9 million and the corresponding rate decrease from 2008 to 2009 was due principally to a tax benefit related primarily to the effect of the lapse of the statute of limitations with respect to certain previously unrecognized tax positions in 2009, mostly offset by an increase in pre-tax income during 2009 compared to the prior year.

We currently anticipate that our 2010 tax expense as a percentage of pre-tax income will be between 37.5% and 38.0%. It is possible that our estimated full year rate could change from discrete events arising from specific transactions, audits by tax authorities or the receipt of new information.

LIQUIDITY AND CAPITAL RESOURCES

Our capital structure will be significantly impacted if the acquisition of Tommy Hilfiger is consummated. The following discussion does not contemplate the effects of the proposed acquisition on our liquidity and capital resources.

Generally, our principal source of cash is from operating activities, and our principal uses of cash are for capital expenditures, contingent purchase price payments and dividends. Additionally, in 2007 we utilized $200.0 million of cash to repurchase approximately 5.2 million shares of our common stock.

Operations

Cash provided by operating activities was $214.5 million in 2009, which compares with $238.7 million in 2008. Net income adjusted for depreciation, amortization, stock-based compensation expense, deferred taxes, impairments and the gain on the sale of investments increased $28.4 million in 2009 as compared to 2008, but was more than offset by changes in working capital, including the following:

- A decrease in cash flow due to the $38.5 million Warnaco paid us in 2008 in connection with our acquisition of CMI. Please see the section entitled "Acquisition of CMI" in Note 2, "Acquisitions," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a further discussion.

- A decrease in cash flow resulting from a change in other, net due primarily to a tax settlement with the Internal Revenue Service relating to the audit of our United States Federal income tax returns for 2006 and 2007, partially offset by a lower voluntary pension contribution made during 2009 as compared to 2008.

- A decrease in cash flow resulting from a change in inventories. Inventory balances decreased during 2009, reflecting increased turnover and strong sell-throughs. However, this decrease was not as pronounced as the decrease in inventories during 2008, as inventory levels at the beginning of 2008 were significantly higher than levels at the beginning of 2009.

- A decrease in cash flow resulting from a change in prepaid expenses due principally to the timing of rent payments in 2009 as compared to 2008.

- An increase in cash flow resulting from a change in net trade receivables due primarily to the timing of wholesale sales and cash receipts in the fourth quarter of 2009 as compared to the fourth quarter of 2008.

Capital Expenditures

Our capital expenditures in 2009 were $23.9 million compared to $88.1 million expended in 2008, as 2009 spending was planned to be reduced in the context of the overall economic environment. We currently expect capital expenditures in 2010 to be approximately $65.0 million.

Contingent Purchase Price Payments

In connection with our acquisition of Calvin Klein, Inc. and certain affiliated companies in 2003, we are obligated to pay Mr. Calvin Klein contingent purchase price payments based on 1.15% of total worldwide net sales, as defined in the agreement governing this acquisition, of products bearing any of the *Calvin Klein* brands with respect to sales made through February 12, 2018. A significant portion of the sales on which the payments to Mr. Klein are made are wholesale sales by us and our licensees and other partners to retailers. Such contingent purchase price payments totaled $37.4 million in 2009. We currently expect that such payments will be $40.0 million to $42.0 million in 2010.

In connection with the Superba acquisition, we were obligated to pay the seller contingent purchase price payments if the earnings of the acquired business exceeded certain targets in 2007, 2008 and 2009. Any such contingent purchase price payment was payable 90 days after the applicable fiscal year end. Such contingent purchase price payments totaled $14.5 million in the first quarter of 2008 based on the calculation of 2007 earnings, as defined in the underlying asset purchase agreement, achieved by the acquired business. The acquired business did not achieve the minimum earnings in 2008 and 2009 required for a payout.

Acquisitions

We acquired in February 2009 from Block Corporation ("Block"), a former licensee of *Van Heusen* and *IZOD* "big and tall" sportswear in the United States, inventories and inventory purchase commitments related to the licensed businesses. We paid $5.7 million during the first quarter of 2009 in connection with the transaction. As part of this transaction, the license agreements between us and Block were terminated. Please see the section entitled "Acquisition of Block Assets" in Note 2, "Acquisitions," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a further discussion.

We acquired CMI from Warnaco in January 2008. CMI is the licensee of the *Calvin Klein Collection* apparel and accessories businesses under agreements with our Calvin Klein, Inc. subsidiary. Warnaco acquired the shares of CMI in January 2008 and was obligated to operate the Calvin Klein Collection businesses through 2013. In return for us assuming ownership of CMI, Warnaco made a payment of $38.5 million to us during the first quarter of 2008. As part of this transaction, we paid to Warnaco $17.1 million during the first quarter of 2008 based on a percentage of Warnaco's estimate of the net working capital of CMI as of the closing date. This amount was subject to adjustment. We adjusted during 2008 the preliminary allocation of the purchase price based on our calculation of the working capital of CMI as of the closing date. Pursuant to the process set forth in the amended acquisition agreement, we submitted our calculation of the closing date working capital to Warnaco and Warnaco had disputed the calculation. Such dispute was resolved during the fourth quarter of 2009, resulting in Warnaco refunding to us $4.1 million of our consideration paid for the acquisition. Please see the section entitled "Acquisition of CMI" in Note 2, "Acquisitions," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a further discussion.

Dividends

Our common stock, which as of January 31, 2010 is the only class of stock issued, currently pays annual dividends totaling $0.15 per share.

Cash dividends on our common stock totaled $7.8 million for the full year 2009.

We project that cash dividends on our common stock in 2010 will be approximately $7.9 million to $8.0 million based on our current dividend rate, the number of shares of our common stock outstanding at January 31, 2010 and our estimates of stock to be issued during 2010 under our stock incentive plans.

Cash Flow Summary

Our net cash flow in 2009 was $152.7 million. Cash flow in 2010 will be impacted by various other factors in addition to those noted above in this "Liquidity and Capital Resources" section. We currently expect to generate approximately $100.0 million of cash flow in 2010. There can be no assurance that this estimate will prove to be accurate. Unforeseen events, including changes in our net income, working capital requirements or other items, including acquisitions and equity transactions, could occur, which could cause our cash flow to vary significantly from this estimate.

Financing Arrangements

Our capital structure as of January 31, 2010 was as follows:

(in millions)	
Long-term debt	$ 399.6
Stockholders' equity	$1,168.6

We believe our capital structure provides a secure base to support our current operations and our planned growth in the future. Our $150.0 million 7 1/4% senior unsecured notes are not due until February 2011, our $150.0 million 8 1/8% senior unsecured notes are not due until May 2013 and our $100.0 million 7 3/4% debentures are not due until November 2023.

For near-term liquidity, in addition to our cash balance, we have a $325.0 million secured revolving credit facility with JP Morgan Chase Bank, N.A. as the Administrative Agent and Collateral Agent that expires in July 2012 and provides for revolving credit borrowings, as well as the issuance of letters of credit. We may, at our option, borrow and repay amounts up to a maximum of $325.0 million for revolving credit borrowings and the issuance of letters of credit, with a sublimit of $50.0 million for standby letters of credit and with no sublimit on trade letters of credit. The total amount of the facility may be increased by us under certain conditions by up to $100.0 million. Based on our working capital projections, we believe that our borrowing capacity under this facility provides us with adequate liquidity for our peak seasonal needs for the foreseeable future. During 2009, we had no revolving credit borrowings under the facility, and the maximum amount of letters of credit outstanding was $148.0 million. As of January 31, 2010, we had $134.8 million of outstanding letters of credit under this facility. We currently do not expect to have any revolving credit borrowings under the facility during 2010.

All obligations under our secured revolving credit facility are secured by liens on substantially all of our assets and the assets of our domestic subsidiaries and a pledge of all of the equity interests in all of our domestic subsidiaries. In addition, the obligations under our revolving credit facility are guaranteed by all of our domestic subsidiaries that are not borrowers. Our secured revolving credit facility requires us to maintain certain financial covenants, including a minimum level of availability under the secured revolving credit facility. If such minimum level is not maintained, we are then required to maintain a minimum ratio of (i) earnings before interest, taxes, depreciation, amortization and rent (EBITDAR), less capital expenditures paid in cash; cash dividends and cash distributions; Federal, state, local and foreign income taxes paid in cash; and management fees paid during the period to (ii) fixed charge expense for the period, which consists of principal payments of debt, cash interest expense and rent expense (as such terms are defined in the secured revolving credit facility).

Our secured revolving credit facility also contains covenants that, subject to specified exceptions, may restrict or limit our ability to, among other things:

- sell or dispose of assets, including equity interests;
- make loans, advances or guarantees;
- make investments;
- declare and pay dividends;
- engage in transactions with affiliates;
- incur additional debt, prepay or modify existing debt;
- incur liens;
- engage in businesses that are not in a related line of business; and
- merge with or acquire other companies, liquidate or dissolve.

Upon the occurrence of an event of default under our secured revolving credit facility, the lenders may cease making loans, terminate the secured revolving credit facility and declare all amounts outstanding to be immediately due and payable. The secured revolving credit facility specifies a number of events of default (many of which are subject to applicable grace periods), including, among others, the failure to make timely principal and interest payments or to satisfy the covenants, including the financial covenants described above.

In addition, we are subject to similar covenants and restrictions in connection with our long-term debt agreements.

As of January 31, 2010, we were in compliance with all financial and non-financial covenants.

During 2009, both Standard & Poor's and Moody's maintained our corporate credit ratings at BBB- and Ba2, respectively. However, in the context of the economic environment during 2009, Standard & Poor's moved our outlook from stable to negative and Moody's moved our outlook from positive to stable. Our credit ratings contribute to our ability to access the credit markets. Given our capital structure and our projections for future profitability and cash flow, we believe we are well positioned to obtain additional financing, if necessary, for refinancing our long-term debt, or, if opportunities present themselves, future acquisitions, including our proposed acquisition of Tommy Hilfiger. There can be no assurance that such financing, if needed, could be obtained on terms satisfactory to us or be obtained at such time as a specific need may arise.

Contractual Obligations

The following table summarizes, as of January 31, 2010, our contractual cash obligations by future period:

	Payments Due by Period				
Description	Total Obligations	2010	2011-2012	2013-2014	Thereafter
			(in millions)		
Long-term debt[1]	$ 400.0	$ -	$ 150.0	$ 150.0	$ 100.0
Interest payments on long-term debt[1]	157.7	30.8	40.4	18.4	68.1
Operating leases[2]	517.8	101.1	149.3	95.0	172.4
Inventory purchase commitments[3]	347.2	347.2	-	-	-
Minimum contractual royalty payments[4]	68.2	19.9	38.3	10.0	-
Non-qualified supplemental defined benefit plan[5]	24.1	1.6	3.9	4.0	14.6
Severance payments[6]	4.3	4.0	0.3	-	-
Sponsorship payments[7]	34.0	6.3	11.2	10.7	5.8
Total contractual cash obligations	$ 1,553.3	$ 510.9	$ 393.4	$ 288.1	$ 360.9

(1) We have outstanding $150.0 million of 7 1/4% senior unsecured notes due February 15, 2011, $150.0 million of 8 1/8% senior unsecured notes due May 1, 2013 and $100.0 million of 7 3/4% debentures due November 15, 2023. Interest on each of these securities is payable semi-annually.

(2) Includes retail store, warehouse, showroom, office and equipment operating leases. Retail store operating leases generally provide for payment of direct operating costs in addition to rent. The obligation amounts listed include future minimum lease payments and exclude such direct operating costs.

(3) Represents contractual commitments for goods on order and not received or paid for as of January 31, 2010. Substantially all of these goods are expected to be received and the related payments are expected to be made within six months of our fiscal year end.

(4) Our minimum contractual royalty payments arise under numerous license agreements we have with third parties, each of which has different royalty rates and terms. Agreements typically require us to make minimum payments to the licensors of the licensed trademarks based on expected or required minimum levels of sales of licensed products, as well as additional royalty payments when our sales exceed such minimum sales. Certain of our license agreements require that we pay a specified percentage of net sales to the licensor for advertising and promotion of the licensed products, with no minimum amount required to be paid. These amounts, as well as any advertising spending requirements, are excluded from the minimum contractual royalty payments shown in the table. There is no guarantee that we will exceed the minimum payments under any of these license agreements. However, given our projected sales levels for products covered under these agreements, we currently anticipate that future payments required under our license agreements on an aggregate basis will exceed the contractual minimums shown in the table.

(5) We have an unfunded non-qualified supplemental defined benefit plan covering four current and 16 retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with us, the participant has been in such plan for at least 10 years and has attained age 55.

(6) Represents severance payment obligations primarily related to our fourth quarter of 2008 restructuring initiatives.

(7) Represents payment obligations primarily for the sponsorship of the Indy Racing League. We entered into an agreement for our *IZOD* brand to be the title sponsor of the newly re-named IZOD IndyCar Series and the official apparel partner of the Indy Racing League and the Indianapolis Motor Speedway. These amounts also include payment obligations

relating to our *Van Heusen* brand's sponsorship of the Van Heusen Pro Football Hall of Fame Fan's Choice and obligations related to our naming rights for the IZOD Center sports and entertainment arena.

Not included in the above table are contingent purchase price payments we are obligated to pay Mr. Calvin Klein based on 1.15% of total worldwide net sales, as defined in the agreement governing the acquisition of Calvin Klein, Inc. and certain affiliated companies in 2003, of products bearing any of the *Calvin Klein* brands and are required to be made with respect to sales made through February 12, 2018. A significant portion of the sales on which the payments to Mr. Klein are made are wholesale sales by us and our licensees and other partners to retailers. Such contingent purchase price payments totaled $37.4 million in 2009.

Not included in the above table are contributions to our defined benefit qualified pension plans, or payments to employees and retirees in connection with our supplemental pension and postretirement health plans. Contractual cash obligations for these plans cannot be determined due to the number of assumptions required to estimate our future benefit obligations, including return on assets, discount rate and future compensation increases. The liabilities associated with these plans are presented in Note 7, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report.

Not included in the above table are $31.5 million of net potential cash obligations associated with unrecognized tax benefits due to the uncertainty regarding the future cash outflows associated with such obligations. Please refer to Note 8, "Income Taxes," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information related to unrecognized tax benefits.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on our financial position, changes in financial position, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

MARKET RISK—INTEREST AND EXCHANGE RATE SENSITIVITY

Financial instruments held by us include cash equivalents and long-term debt. Interest rates on our long-term debt are fixed. Therefore, a change in rates generally would not have an effect on our interest expense. Note 9, "Fair Value Measurements," in the Notes to Consolidated Financial Statements included in Item 8 of this report outlines the fair value of our fixed rate long-term debt as of January 31, 2010. Note 6, "Long-Term Debt," in the Notes to Consolidated Financial Statements included in Item 8 of this report outlines the principal amounts, interest rates and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of our fixed rate long-term debt. Cash and cash equivalents held by us are affected by short-term interest rates. Therefore, a change in short-term interest rates would have an impact on our interest income. Due to the currently low rates of return we are receiving on our investments, the impact of a further decrease in short-term interest rates would not have a material impact on our interest income, while an increase in short-term interest rates could have a more material impact. Given our balance of cash and cash equivalents as of January 31, 2010, the effect of a 10 basis point increase in short-term interest rates on our interest income would be approximately $0.5 million annually.

Principally all of our revenue and expenses are currently denominated in United States dollars. However, certain of our operations and license agreements expose us to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro, the Pound, the Yen and the Canadian dollar. Our principal exposure to changes in exchange rates for the United States dollar results from our licensing businesses. Many of our license agreements require the licensee to report sales to us in the licensee's local currency but to pay us in United States dollars based on the exchange rate as of the last day of the contractual selling period. Thus, while we are not exposed to exchange rate gains and losses between the end of the selling period and the date we collect payment, we are exposed to exchange rate changes during and up to the last day of the selling period. Therefore, during times of a strengthening United States dollar, our foreign royalty revenue will be negatively impacted, and during times of a weakening United States dollar, our foreign royalty revenue will be favorably impacted. Not all foreign license agreements expose us to foreign exchange risk. Many of our foreign license agreements specify that contractual minimums be paid in United States dollars. Thus, for these foreign license agreements where the licensee's sales do not exceed contractual minimums, the licensee assumes the risk of changes in exchange rates and we do not.

A secondary exposure to changes in exchange rates for the United States dollar results from our foreign operations. Our foreign operations include sales of our products to department and specialty stores throughout Canada and parts of Europe. Sales for these foreign operations are both generated and collected in foreign currency, which exposes us to foreign exchange gains and losses between the date of the sale and the date we collect payment. Therefore, as with our licensing businesses, the results of these operations will be negatively impacted during times of a strengthening United States dollar and favorably impacted during times of a weakening United States dollar.

Somewhat mitigating our exposure to changes in the exchange rate for the Euro is our Calvin Klein administrative office in Milan, Italy. Our acquisition of CMI has further mitigated our exposure to changes in the exchange rate for the Euro, as the acquired business has certain operations in Italy. Therefore, during times of a strengthening United States dollar against the Euro, the expenses associated with these business operations will be favorably impacted, and during times of a weakening United States dollar against the Euro, the expenses associated with these business operations will be negatively impacted.

SEASONALITY

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales and income in the third quarter, due to selling to our customers in advance of the holiday season. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter has the highest level of royalty revenue due to higher sales by licensees in advance of the holiday season.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance to amend the manner in which entities evaluate whether to consolidate variables interest entities as well as when to make these evaluations. The guidance also requires additional disclosures about an entity's involvement in variable interest entities. We will adopt this guidance beginning in 2010. We do not expect the adoption to have a material impact on our consolidated results of operations or financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this report. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

Sales allowances and returns—We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals which, based on a review of the individual customer arrangements and the expected performance of our products in their stores, we believe will be required to satisfy our sales allowance obligations. We also establish accruals, which are based on historical data and authorized amounts, that we believe are necessary to provide for inventory returns. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance and returns accruals.

Inventories—Inventories related to our wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our retail operations, comprised entirely of finished goods, are stated at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value of inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Based on a review of current business trends, inventory agings and discontinued merchandise categories, a further adjustment to inventory is recorded to reflect additional markdowns which are estimated to be necessary to liquidate existing clearance inventories and reduce inventories to the lower of cost or market. We believe that all inventory writedowns required at January 31, 2010 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

Asset impairments—During 2009, we determined that the long-lived assets in certain of our outlet retail stores and other locations were not recoverable, which resulted in us recording impairment charges. In order to calculate the impairment charges, we estimated the undiscounted future cash flows and the related fair value of each asset. The undiscounted future cash flows for each asset were estimated using current sales trends and other factors. If different assumptions had been used for future sales trends, the recorded impairment charges could have been significantly higher or lower. Note 14, "Activity Exit Costs and Asset Impairments," in the Notes to Consolidated Financial Statements included in Item 8 of this report includes a further discussion of the circumstances surrounding the impairments and the assumptions related to the impairment charges.

Allowance for doubtful accounts—Accounts receivable, as presented on our Consolidated Balance Sheets, is net of an allowance for doubtful accounts. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial position of our customers and an evaluation of economic conditions. Because we cannot predict future changes in economic conditions and in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and could impact our allowance for doubtful accounts.

Income taxes—We apply an asset and liability approach to accounting for income taxes. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB guidance on accounting for income taxes requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available to us for tax reporting purposes and other relevant factors. The actual realization of deferred tax assets may differ significantly from the amounts we have recorded.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. FASB guidance on accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, we do not recognize any portion of that benefit in the financial statements. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Our actual results could differ materially from our current estimates.

Goodwill and other intangible assets—Goodwill and other indefinite-lived intangible assets are tested for impairment based on fair value. These tests are performed annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment, called a component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar operating characteristics. Under these criteria, as of January 31, 2010, we had 16 reporting units and our goodwill was directly assigned to five of our reporting units.

We calculate the fair value of goodwill and intangible assets using a discounted cash flow method. The discounted cash flow method is based on the present value of projected cash flows. Assumptions used in these cash flow projections are generally consistent with our internal forecasts. The estimated cash flows are discounted using a rate that represents our weighted average cost of capital. The weighted average cost of capital is based on a number of variables, including the equity-risk premium and risk-free interest rate. Management believes the assumptions used for the impairment tests are consistent with those that would be utilized by a market participant performing similar valuations for our reporting units. The projected cash flows and weighted average cost of capital may be impacted by adverse changes in market and economic conditions and are subject to change based on the facts and circumstances that exist at the time of the valuation. If different assumptions for future discounted cash flows and allocation of net assets to our reporting units had been applied, significantly different results of our goodwill impairment tests could have resulted. Based upon the results of our annual goodwill impairment test during 2009 and our future cash flow projections, we currently do not believe that any of our reporting units are at significant risk for a future material goodwill impairment.

Pension benefits—Included in the calculations of expense and liabilities for our pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Note 7, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report sets forth the significant rate assumptions used in performing certain calculations related to our pension plans. Actual results could differ from these assumptions, which would require adjustments to our balance sheet and could result in volatility in our future pension expense.

Stock-based compensation—FASB guidance on stock-based compensation requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. We use the Black-Scholes-Merton option pricing model to determine the fair value of our stock options. This model uses assumptions that include the risk free interest rate, expected volatility, expected dividend yield and expected life of the options. The fair value of restricted stock units is determined based on the quoted price of our common stock on the date of grant. The fair value of contingently issuable performance shares is based on the quoted price of our common stock on the date of grant, reduced for the present value of any dividends expected to be paid on our common stock during the performance cycle, as the contingently issuable performance shares do not accrue dividends prior to being earned. We record expense for contingently issuable performance shares based on our current expectations of the probable number of shares that will ultimately be issued. The value of our stock-based awards is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results and future estimates may differ substantially from our current estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information with respect to Quantitative and Qualitative Disclosures About Market Risk appears under the heading "Market Risk—Interest and Exchange Rate Sensitivity" in Item 7.

Item 8. Financial Statements and Supplementary Data

See page F-1 of this report for a listing of the consolidated financial statements and supplementary data included in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's report on internal control over financial reporting and our independent registered public accounting firm's audit report on our assessment of our internal control over financial reporting can be found on pages F-37 and F-38.

Changes in Internal Control over Financial Reporting

We did not identify any changes in our internal control over financial reporting during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to Directors of the Registrant is incorporated herein by reference to the section entitled "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010. Information with respect to compliance by our officers and directors with Section 16(a) of the Securities Exchange Act is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010. Information with respect to our executive officers is contained in the section entitled "Executive Officers of the Registrant" in Part I, Item 1 of this report. Information with respect to the procedure by which security holders may recommend nominees to our Board of Directors and with respect to our Audit Committee, our Audit Committee Financial Expert and our Code of Ethics is incorporated herein by reference to the section entitled "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010.

Item 11. Executive Compensation

Information with respect to Executive Compensation is incorporated herein by reference to the sections entitled "Executive Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to the Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to the sections entitled "Election of Directors" and "Director Compensation" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010.

Item 14. Principal Accounting Fees and Services

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to the section entitled "Ratification of the Appointment of Auditors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 24, 2010.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) See page F-1 for a listing of the consolidated financial statements included in Item 8 of this report.

(a)(2) See page F-1 for a listing of consolidated financial statement schedules submitted as part of this report.

(a)(3) The following exhibits are included in this report:

Exhibit Number	
2.1	Stock Purchase Agreement, dated December 17, 2002, among Phillips-Van Heusen Corporation, Calvin Klein, Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l., CK Service Corp., Calvin Klein, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman and Jonathan Schwartz (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 20, 2002). The registrant agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 5 to our Annual Report on Form 10-K for the fiscal year ended January 29, 1977).
3.2	Amendment to Certificate of Incorporation, filed June 27, 1984 (incorporated by reference to Exhibit 3B to our Annual Report on Form 10-K for the fiscal year ended February 3, 1985).
3.3	Certificate of Designation of Series A Cumulative Participating Preferred Stock, filed June 10, 1986 (incorporated by reference to Exhibit A of the document filed as Exhibit 3 to our Quarterly Report on Form 10-Q for the period ended May 4, 1986).
3.4	Amendment to Certificate of Incorporation, filed June 2, 1987 (incorporated by reference to Exhibit 3(c) to our Annual Report on Form 10-K for the fiscal year ended January 31, 1988).
3.5	Amendment to Certificate of Incorporation, filed June 1, 1993 (incorporated by reference to Exhibit 3.5 to our Annual Report on Form 10-K for the fiscal year ended January 30, 1994).
3.6	Amendment to Certificate of Incorporation, filed June 20, 1996 (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended July 28, 1996).
3.7	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Phillips-Van Heusen Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on February 26, 2003).
3.8	Corrected Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Phillips-Van Heusen Corporation, dated April 17, 2003 (incorporated by reference to Exhibit 3.9 to our Annual Report on Form 10-K for the fiscal year ended February 2, 2003).
3.9	Certificate of Amendment of Certificate of Incorporation, filed June 29, 2006 (incorporated by reference to Exhibit 3.9 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).
3.10	Certificate Eliminating Reference to Series B Convertible Preferred Stock from Certificate of Incorporation of Phillips-Van Heusen Corporation, filed June 12, 2007 (incorporated by reference to Exhibit 3.10 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).
3.11	Certificate Eliminating Reference To Series A Cumulative Participating Preferred Stock From Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed on September 28, 2007).
3.12	By-Laws of Phillips-Van Heusen Corporation, as amended through April 30, 2009 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on May 5, 2009).
4.1	Specimen of Common Stock certificate (incorporated by reference to Exhibit 4 to our Annual Report on Form 10-K for the fiscal year ended January 31, 1981).

4.2 Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.01 to our Registration Statement on Form S-3 (Reg. No. 33-50751) filed on October 26, 1993).

4.3 First Supplemental Indenture, dated as of October 17, 2002 to Indenture dated as of November 1, 1993 between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.15 to our Quarterly Report on Form 10-Q for the period ended November 3, 2002).

4.4 Second Supplemental Indenture, dated as of February 12, 2002 to Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K, filed on February 26, 2003).

4.5 Indenture, dated as of May 5, 2003, between Phillips-Van Heusen Corporation and SunTrust Bank, as Trustee (incorporated by reference to Exhibit 4.13 to our Quarterly Report on Form 10-Q for the period ended May 4, 2003).

4.6 Indenture, dated as of February 18, 2004 between Phillips-Van Heusen Corporation and SunTrust Bank, as Trustee (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2004).

*10.1 Phillips-Van Heusen Corporation Capital Accumulation Plan (incorporated by reference to our Current Report on Form 8-K, filed on January 16, 1987).

*10.2 Phillips-Van Heusen Corporation Amendment to Capital Accumulation Plan (incorporated by reference to Exhibit 10(n) to our Annual Report on Form 10-K for the fiscal year ended February 2, 1987).

*10.3 Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10(1) to our Annual Report on Form 10-K for the fiscal year ended January 31, 1988).

*10.4 Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the period ended October 29, 1995).

*10.5 Phillips-Van Heusen Corporation Supplemental Defined Benefit Plan, dated January 1, 1991, as amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.6 Phillips-Van Heusen Corporation Supplemental Savings Plan, effective as of January 1, 1991 and amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.7 Phillips-Van Heusen Corporation 1997 Stock Option Plan, effective as of April 29, 1997, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.8 Phillips-Van Heusen Corporation 1997 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

*10.9 Phillips-Van Heusen Corporation 2000 Stock Option Plan, effective as of April 27, 2000, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.10 Phillips-Van Heusen Corporation 2000 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

*10.11 Phillips-Van Heusen Corporation 2003 Stock Option Plan, effective as of May 1, 2003, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.12 Phillips-Van Heusen Corporation 2003 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

10.13 Warrant, issued on February 12, 2003, by Phillips-Van Heusen Corporation to the Calvin Klein 2001 Revocable Trust (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on February 26, 2003).

*10.14 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Emanuel Chirico (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.15 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.16 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Francis K. Duane (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.17 Schedule of Non-Management Directors' Fees, effective June 25, 2009 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended August 2, 2009).

10.18 Stock Purchase Agreement, dated as of December 20, 2005, by and among Warnaco, Inc., Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A. and Calvin Klein, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 22, 2005).

*10.19 Phillips-Van Heusen Corporation Performance Incentive Bonus Plan, as amended and restated effective April 30, 2009, giving effect to provisions approved by stockholders on June 25, 2009 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on July 1, 2009).

*10.20 Phillips-Van Heusen Corporation Long-Term Incentive Plan, as amended and restated effective April 30, 2009, giving effect to provisions approved by stockholders on June 25, 2009 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed on July 1, 2009).

*10.21 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and P. Thomas Murry (incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.22 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Michael Shaffer (incorporated by reference to Exhibit 10.30 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.23 Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, as amended and restated effective June 25, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 1, 2009).

*10.24 Form of Stock Option Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on June 16, 2006); Revised Form of Stock Option Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).

10.25 Asset Purchase Agreement, dated October 11, 2006, among Phillips-Van Heusen Corporation, Superba, Inc. and A. Mervyn Mandelbaum (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K/A, filed on October 13, 2006).

*10.26 Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).

*10.27 Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Corporation Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007); Revised Form of Restricted Stock Unit Award Agreement for Employees under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.39 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.28 Restricted Stock Unit Award Agreement, dated July 1, 2008, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on July 3, 2008).

*10.29 Form of Restricted Stock Unit Award Agreement for Special Grants to Allen Sirkin (incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.30 Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.40 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.31 Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 8, 2007); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 4, 2008); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of December 16, 2008 (incorporated by reference to Exhibit 10.42 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

10.32 Second Amended and Restated Revolving Credit Agreement, dated as of July 10, 2007, among Phillips-Van Heusen Corporation, The IZOD Corporation, PVH Wholesale Corp., PVH Retail Corp., izod.com inc., G.H. Bass Franchises Inc., CD Group Inc., PVH CK Stores, Inc., PVH Ohio, Inc., PVH Michigan, Inc., PVH Pennsylvania, Inc., PVH Wholesale New Jersey, Inc., PVH Retail Management Company, PVH Superba/Insignia Neckwear, Inc. and the lender parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Securities Inc., as Joint Lead Arranger and Sole Bookrunner, Bank of America, N.A., as Joint Lead Arranger and Co-Syndication Agent, SunTrust Bank, as Co-Syndication Agent, Wachovia Bank, National Association, as Co-Documentation Agent, and The CIT Group/Commercial Services, Inc., as Co-Documentation Agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 16, 2007).

*10.33 Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.34 Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.35 Form of Restricted Stock Unit Agreement between Phillips-Van Heusen and Emanuel Chirico (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on July 1, 2009).

+21 Phillips-Van Heusen Corporation Subsidiaries.

+23 Consent of Independent Registered Public Accounting Firm.

+31.1 Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+31.2 Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+32.1 Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

+32.2 Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

---

* Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this report.

+ Filed herewith.

Exhibits 32.1 and 32.2 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section. Such exhibits shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b) Exhibits: See (a)(3) above for a listing of the exhibits included as part of this report.

(c) Financial Statement Schedules: See page F-1 for a listing of the consolidated financial statement schedules submitted as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2010

PHILLIPS-VAN HEUSEN CORPORATION

By: /s/ EMANUEL CHIRICO
Emanuel Chirico
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EMANUEL CHIRICO Emanuel Chirico	Chairman and Chief Executive Officer (Principal Executive Officer)	March 31, 2010
/s/ MICHAEL SHAFFER Michael Shaffer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 31, 2010
/s/ BRUCE GOLDSTEIN Bruce Goldstein	Senior Vice President and Controller (Principal Accounting Officer)	March 31, 2010
/s/ MARY BAGLIVO Mary Baglivo	Director	March 31, 2010
/s/ EDWARD H. COHEN Edward H. Cohen	Director	March 31, 2010
/s/ JOSEPH B. FULLER Joseph B. Fuller	Director	March 31, 2010
/s/ MARGARET L. JENKINS Margaret L. Jenkins	Director	March 31, 2010
/s/ BRUCE MAGGIN Bruce Maggin	Director	March 31, 2010
/s/ V. JAMES MARINO V. James Marino	Director	March 31, 2010
/s/ HENRY NASELLA Henry Nasella	Director	March 31, 2010
/s/ RITA M. RODRIGUEZ Rita M. Rodriguez	Director	March 31, 2010
/s/ CRAIG RYDIN Craig Rydin	Director	March 31, 2010

Exhibit Index

21	Phillips-Van Heusen Corporation Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
31.2	Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
32.1	Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2	Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

FORM 10-K-ITEM 15(a)(1) and 15(a)(2)

PHILLIPS-VAN HEUSEN CORPORATION

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

15(a)(1) The following consolidated financial statements and supplementary data are included in Item 8 of this report:

15(a)(2) The following consolidated financial statement schedule is included herein:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share data)

	2009	2008	2007
Net sales	$2,070,754	$2,160,716	$2,127,721
Royalty revenue	245,879	236,552	214,425
Advertising and other revenue	82,098	94,667	83,029
Total revenue	2,398,731	2,491,935	2,425,175
Cost of goods sold	1,216,128	1,291,267	1,234,188
Gross profit	1,182,603	1,200,668	1,190,987
Selling, general and administrative expenses	938,791	1,028,784	882,492
Gain on sale of investments	-	1,864	3,335
Income before interest and taxes	243,812	173,748	311,830
Interest expense	33,524	33,639	33,753
Interest income	1,295	6,195	16,744
Income before taxes	211,583	146,304	294,821
Income tax expense	49,673	54,533	111,502
Net income	$ 161,910	$ 91,771	$ 183,319
Basic net income per share	$ 3.14	$ 1.78	$ 3.29
Diluted net income per share	$ 3.08	$ 1.76	$ 3.21

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 31, 2010	February 1, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 480,882	$ 328,167
Trade receivables, net of allowances for doubtful accounts of $7,224 and $7,160	188,844	187,642
Other receivables	7,759	12,963
Inventories, net	263,788	282,678
Prepaid expenses	41,038	35,280
Other, including deferred taxes of $5,621 and $10,049	12,572	17,699
Total Current Assets	994,883	864,429
Property, Plant and Equipment, net	167,474	192,809
Goodwill	419,179	377,027
Tradenames	621,135	621,135
Perpetual License Rights	86,000	86,000
Other Intangibles, net	32,056	34,242
Other Assets	18,952	24,542
Total Assets	$2,339,679	$2,200,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 108,494	$ 92,618
Accrued expenses	215,413	213,096
Deferred revenue	38,974	43,524
Total Current Liabilities	362,881	349,238
Long-Term Debt	399,584	399,567
Other Liabilities, including deferred taxes of $176,449 and $180,387	408,661	452,584
Stockholders' Equity:		
Preferred stock, par value $100 per share; 150,000 total shares authorized; no shares issued or outstanding	-	-
Common stock, par value $1 per share; 240,000,000 shares authorized; 57,139,230 and 56,708,708 shares issued	57,139	56,709
Additional capital	596,344	573,287
Retained earnings	796,282	642,183
Accumulated other comprehensive loss	(80,448)	(73,020)
Less: 5,236,818 and 5,222,491 shares of common stock held in treasury, at cost	(200,764)	(200,364)
Total Stockholders' Equity	1,168,553	998,795
Total Liabilities and Stockholders' Equity	$2,339,679	$2,200,184

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2009	2008	2007
Operating activities			
Net income	$ 161,910	$ 91,771	$ 183,319
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation	40,960	47,788	39,444
Amortization	8,929	7,578	7,146
Deferred taxes	4,714	(18,444)	4,356
Stock-based compensation expense	14,456	10,527	9,631
Impairment of long-lived assets	7,290	72,459	1,727
Gain on sale of investments	-	(1,864)	(3,335)
Changes in operating assets and liabilities:			
Trade receivables	(1,202)	(39,446)	(47,741)
Inventories	20,768	38,562	(26,782)
Accounts payable, accrued expenses and deferred revenue	10,986	9,044	39,738
Prepaid expenses	(5,758)	8,381	(7,257)
Proceeds in connection with acquisition of CMI	-	38,500	-
Other, net	(48,601)	(26,109)	19,089
Net Cash Provided By Operating Activities	214,452	238,747	219,335
Investing activities[1]			
Purchase of property, plant and equipment	(23,856)	(88,141)	(94,749)
Contingent purchase price payments	(37,435)	(55,365)	(35,815)
Business acquisitions, net of cash acquired	(1,582)	(35,042)	1,630
Sale of investments	-	1,864	3,335
Net Cash Used By Investing Activities	(62,873)	(176,684)	(125,599)
Financing activities			
Net proceeds from settlement of awards under stock plans	8,078	2,819	12,557
Excess tax benefits from awards under stock plans	1,269	1,158	6,261
Acquisition of treasury shares	(400)	(27)	(200,287)
Cash dividends on common stock	(7,811)	(7,760)	(8,452)
Net Cash Provided (Used) By Financing Activities	1,136	(3,810)	(189,921)
Increase (decrease) in cash and cash equivalents[2]	152,715	58,253	(96,185)
Cash and cash equivalents at beginning of year	328,167	269,914	366,099
Cash and cash equivalents at end of year	$ 480,882	$ 328,167	$ 269,914

(1) See Note 16 for information on noncash investing transactions.

(2) The effect of exchange rate changes on cash and cash equivalents was immaterial for 2009 and 2007 and $(1,068) for 2008.

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)

	Common Stock		Additional	Retained	Accumulated Other Comprehensive	Treasury	Stockholders'
	Shares	$1 par Value	Capital	Earnings	Loss	Stock	Equity
February 4, 2007	55,850,012	$55,850	$530,002	$388,555	$ (32,200)	$ (50)	$ 942,157
Net income				183,319			183,319
Change related to retirement and benefit plans costs, net of tax expense of $9,080					14,816		14,816
Total comprehensive income							198,135
Adoption of guidance related to uncertainty in income taxes				(4,884)			(4,884)
Settlement of awards under stock plans	655,830	656	11,901				12,557
Tax benefits from awards under stock plans			7,426				7,426
Stock-based compensation expense			9,631				9,631
Common stock dividends				(8,452)			(8,452)
Acquisition of 5,220,857 treasury shares						(200,287)	(200,287)
February 3, 2008	56,505,842	56,506	558,960	558,538	(17,384)	(200,337)	956,283
Net income				91,771			91,771
Change related to retirement and benefit plans costs, net of tax benefit of $32,342					(53,368)		(53,368)
Foreign currency translation adjustments, net of tax benefit of $1,378					(2,268)		(2,268)
Total comprehensive income							36,135
Adoption of the measurement date provisions of retirement benefits guidance, net of tax benefit of $224				(366)			(366)
Settlement of awards under stock plans	202,866	203	2,616				2,819
Tax benefits from awards under stock plans			1,184				1,184
Stock-based compensation expense			10,527				10,527
Common stock dividends				(7,760)			(7,760)
Acquisition of 634 treasury shares						(27)	(27)
February 1, 2009	56,708,708	56,709	573,287	642,183	(73,020)	(200,364)	998,795
Net income				161,910			161,910
Change related to retirement and benefit plans costs, net of tax benefit of $5,281					(8,690)		(8,690)
Foreign currency translation adjustments, net of tax expense of $767					1,262		1,262
Total comprehensive income							154,482
Settlement of awards under stock plans	430,522	430	7,648				8,078
Tax benefits from awards under stock plans			953				953
Stock-based compensation expense			14,456				14,456
Common stock dividends				(7,811)			(7,811)
Acquisition of 14,327 treasury shares						(400)	(400)
January 31, 2010	57,139,230	$57,139	$596,344	$796,282	$ (80,448)	$ (200,764)	$ 1,168,553

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency and share amounts in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries (the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

Fiscal Year - The Company uses a 52-53 week fiscal year ending on the Sunday closest to February 1. References to a year are to the Company's fiscal year, unless the context requires otherwise. Results for 2009, 2008 and 2007 represent the 52 weeks ended January 31, 2010, February 1, 2009 and February 3, 2008, respectively.

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company's balances of cash and cash equivalents at January 31, 2010 consisted principally of investments in money market funds.

Accounts Receivable - Accounts receivable, as presented on the Consolidated Balance Sheets, is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable. Costs associated with allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

Goodwill and Other Intangible Assets - The Company assesses the recoverability of goodwill annually, at the beginning of the third quarter of each fiscal year, and between annual tests if indicators of potential impairment exist. Impairment testing for goodwill is done at a reporting unit level. Under Financial Accounting Standards Board ("FASB") guidance for goodwill and other intangible assets, a reporting unit is defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Under these criteria, as of January 31, 2010, the Company had 16 reporting units and the Company's goodwill related to and was directly assigned to five of its reporting units. An impairment loss is recognized if the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated using a discounted cash flow model.

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the asset, which is determined using the estimated discounted cash flows associated with the asset's use.

The Company performed its required annual impairment tests for goodwill and other intangible assets at the beginning of the third quarters of 2009, 2008 and 2007. Due to the difficult economic environment during 2008 and the related impact on the Company's reporting units, the Company also tested goodwill for impairment at both the end of the third and fourth quarters of 2008. No impairment of goodwill or other intangible assets resulted from the Company's tests in 2009, 2008 and 2007.

(Currency and share amounts in thousands, except per share data)

Asset Impairments - The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinite-lived intangible assets) in accordance with FASB guidance for the impairment or disposal of long-lived assets. The Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. Please see Note 14, "Activity Exit Costs and Asset Impairments" for a further discussion.

Inventories - Inventories related to the Company's wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to the Company's retail operations, comprised entirely of finished goods, are stated at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value of inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Cost for certain apparel and accessory inventories of $96,111 (2009) and $105,145 (2008) was determined using the last-in, first-out method (LIFO). Cost for principally all other inventories was determined using the first-in, first-out method (FIFO). At January 31, 2010 and February 1, 2009, no LIFO reserve was recorded because LIFO cost approximated FIFO cost.

Property, Plant and Equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is generally provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: Buildings and building improvements: 15-40 years; machinery, software and equipment: 2-10 years; furniture and fixtures: 7-10 years. Fixtures located in third party customer locations ("shops within a store") and their related costs are depreciated over three years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. In certain circumstances, contractual renewal options are considered when determining the term of the related lease. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

Operating Leases - The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases and rent holidays on a straight-line basis over the lease term. The Company determines the lease term at the inception of a lease by assuming the exercise of those renewal options that are reasonably assured because of the significant economic penalty that exists for not exercising those options. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Revenue Recognition - Sales are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by the Company's retail stores, when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Revenue from gift cards is recognized at the time of redemption. Royalty revenue for licensees whose sales exceed contractual sales minimums, including licensee contributions toward advertising, is recognized when licensed products are sold as reported by the Company's licensees. For licensees whose sales do not exceed contractual sales minimums, royalty revenue is recognized ratably based on contractual minimums.

Sales Incentives - The Company uses certain sales incentive programs related to the Company's retail operations, such as a customer loyalty program and the issuance of coupons. The Company's loyalty program is structured such that customers receive gift cards for future use after specified levels of spending are achieved within a specified time period. Costs associated with the Company's loyalty program are recorded ratably as a cost of sales based on enrolled customers' spending. Costs associated with coupons are recorded as a reduction of revenue at the time of coupon redemption.

Cost of Sales and Selling, General and Administrative Expenses - Costs associated with the production and procurement of product are included in cost of sales, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, including warehousing and

(Currency and share amounts in thousands, except per share data)

distribution expenses, as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities and payroll.

Shipping and Handling Fees and Costs - Shipping and handling fees billed to customers are included in net sales. Internal and external shipping and handling costs are included in cost of sales. Such costs include inbound freight costs, inspection costs, internal transfer costs and other product procurement related charges.

Advertising - Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures, are treated as a reduction of revenue. Advertising expenses totaled $161,874 (2009), $155,077 (2008) and $152,528 (2007). Prepaid advertising expenses recorded in prepaid expenses and other assets totaled $5,162 and $3,068 at January 31, 2010 and February 1, 2009, respectively.

Sales Taxes - The Company accounts for sales taxes and other related taxes on a net basis, excluding such taxes from revenue and cost of sales.

Incomes Taxes - Deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes to the amounts more likely than not to be realized.

Significant judgment is required in assessing the timing and amount of deductible and taxable items, evaluating tax positions and in determining the income tax provision. The Company recognizes tax benefits only when it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. If the recognition threshold is met, the Company measures the tax benefit at the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. When the outcome of these tax matters changes, the change in estimate impacts the provision for income taxes in the period that such a determination is made. The Company recognizes interest and penalties related to unrecognized tax benefits in the Company's income tax provision.

Foreign Currency Translation - The consolidated financial statements of the Company are prepared in United States dollars, as this is the currency of the primary economic environment in which the Company operates, and the vast majority of its revenue is received and expenses are disbursed in United States dollars. As of January 31, 2010, the functional currency of the majority of the Company's business units is the United States dollar. For the year ended January 31, 2010, gains and losses from foreign currency translation for these business units are included in net income. Where the functional currency of a business unit is not the United States dollar, assets and liabilities are translated at the exchange rates in effect at the applicable balance sheet date and revenue and expenses are translated at the average exchange rate for the applicable period. Any adjustments resulting from translating the financial statements of a business unit which does not use the United States dollar as its functional currency are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

Stock-Based Compensation - The Company recognizes all share-based payments to employees, including grants of employee stock options, as compensation expense in the financial statements based on their grant date fair values. Please see Note 11, "Stock-Based Compensation" for a further discussion.

Recently Adopted Accounting Standards - The FASB issued guidance regarding subsequent events in May 2009. This guidance establishes general standards of accounting for and disclosure of events or transactions that occur following the balance sheet date, but before the financial statements are issued or are available to be issued. The Company adopted the provisions of the subsequent events guidance during the second quarter of 2009. This adoption did not have any impact on the Company's consolidated results of operations or financial position.

(Currency and share amounts in thousands, except per share data)

The FASB issued guidance on business combinations in December 2007. This guidance establishes the principles and requirements for accounting for business combinations. Under the new standard, the acquirer must recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, primarily measured at their fair values as of the acquisition date. Contingent consideration will be recognized at fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled. Certain acquisition-related costs will be recognized separately from the acquisition and expensed as incurred. The Company adopted prospectively this guidance for business combinations for which the acquisition date was on or after the beginning of 2009, with the exception of accounting for valuation allowances on deferred taxes and acquired tax contingencies, which the Company has applied to all acquisitions, including those prior to 2009. Upon adoption, this standard did not have a material impact on the Company's consolidated results of operations or financial position.

The FASB issued new guidance on fair value measurements in September 2006. This guidance clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements. In February 2008, the FASB deferred the effective date of the fair value guidance for one year for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the fair value guidance prospectively as of the beginning of 2008 for all financial assets and liabilities and for non-financial assets and liabilities measured at fair value on a recurring basis. For all other non-financial assets and liabilities, the Company adopted the fair value guidance as of the beginning of 2009. The adoptions did not have a material impact on the Company's consolidated results of operations or financial position.

Accounting Standards Issued But Not Yet Adopted - In June 2009, the FASB issued guidance to amend the manner in which entities evaluate whether to consolidate variables interest entities as well as when to make these evaluations. The guidance also requires additional disclosures about an entity's involvement in variable interest entities. The Company will adopt this guidance beginning in 2010. The Company does not expect the adoption to have a material impact on the Company's consolidated results of operations or financial position.

Other new guidance issued as of the date of the Company's financial statements but not effective until after January 31, 2010 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

2. ACQUISITIONS

Acquisition of Block Assets

The Company acquired in February 2009 from Block Corporation ("Block"), a former licensee of *Van Heusen* and *IZOD* "big and tall" sportswear in the United States, inventories and inventory purchase commitments related to the licensed business. As part of this transaction, the license agreements between the Company and Block were terminated. The Company paid $5,699 during the first quarter of 2009 in connection with the transaction.

Acquisition of BVH Assets

The Company acquired in October 2008 from The British Van Heusen Company Limited, a former licensee of *Van Heusen* men's dresswear and accessories in the United Kingdom, and one of its affiliates (together, "BVH") certain assets (including inventories) of the licensed business. The Company paid $6,582, including transaction expenses, during 2008 in connection with the acquisition.

Acquisition of Mulberry Assets

The Company acquired in April 2008 certain assets (including certain trademark licenses, inventories and receivables) of Mulberry Thai Silks, Inc. ("Mulberry"), a manufacturer and distributor of neckwear in the United States. The Company acquired rights to produce and market neckwear under various brand names, including *Kenneth*

(Currency and share amounts in thousands, except per share data)

Cole New York, Kenneth Cole Reaction, J. Garcia, Claiborne, Sean John, U.S. POLO ASSN. and *Axcess* in connection with this transaction. The Company paid $11,314 during 2008 in connection with the acquisition.

Acquisition of CMI

The Company acquired in January 2008 100% of the issued and outstanding shares of Confezioni Moda Italia, S.r.L. ("CMI") from a subsidiary of The Warnaco Group, Inc. (The Warnaco Group, Inc. and its subsidiaries, separately and together, are referred to as "Warnaco.") CMI is the licensee of the *Calvin Klein Collection* apparel and accessories businesses under agreements with the Company's Calvin Klein, Inc. subsidiary. Warnaco acquired the shares of CMI in January 2008 and was obligated to operate the Calvin Klein Collection businesses through 2013. In return for the Company's assuming ownership of CMI, Warnaco made a payment of $38,500 to the Company in the first quarter of 2008. Under the terms of the acquisition agreement, the amount paid to the Company is subject to certain refund provisions if the Company were to cease operating the Calvin Klein Collection businesses prior to 2012. The Company will amortize into income each year that it continues to operate such businesses the amount set forth in the acquisition agreement that would have been refunded to Warnaco for such year if the Company had ceased operating such businesses. Each amount so amortized is recorded in equal quarterly installments. As part of this transaction, the Company paid to Warnaco $17,146 in the first quarter of 2008 based on a percentage of Warnaco's estimate of the net working capital of CMI as of the closing date. This amount was subject to adjustment. The Company subsequently adjusted during 2008 the preliminary allocation of the purchase price based on the Company's calculation of the working capital of CMI as of the closing date. Pursuant to the process set forth in the amended acquisition agreement, the Company submitted its calculation of the closing date working capital to Warnaco and Warnaco had disputed the calculation. Such dispute was resolved during the fourth quarter of 2009. In connection with such resolution, Warnaco refunded to the Company $4,117 of the Company's consideration paid for the acquisition.

Acquisition of Superba

The Company acquired in January 2007 substantially all of the assets of Superba, Inc. ("Superba"), a manufacturer and distributor of neckwear in the United States and Canada. Prior to the acquisition, the seller had been licensing the *ARROW* trademark from the Company for use on and in connection with neckwear. The amount paid by the Company at closing for the acquisition was subject to adjustment based on the difference between the average working capital and closing date working capital of the acquired business. The Company recorded adjustments to reduce the purchase price by $1,630 during 2007, including a payment from the seller for $1,102 based on the working capital adjustment.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, was as follows:

	2009	2008
Land	$ 1,028	$ 1,090
Buildings and building improvements	32,508	35,918
Machinery, software and equipment	200,456	192,295
Furniture and fixtures	140,162	99,801
Shops within a store	22,463	21,343
Leasehold improvements	158,319	117,943
Property, plant and equipment, gross	554,936	468,390
Less: Accumulated depreciation	(387,462)	(275,581)
Property, plant and equipment, net	$ 167,474	$ 192,809

(Currency and share amounts in thousands, except per share data)

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by segment, were as follows:

	Wholesale Dress Furnishings	Wholesale Sportswear and Related Products	Calvin Klein Licensing	Total
Balance as of February 3, 2008				
Goodwill, gross	$ 63,659	$ 82,133	$ 176,209	$ 322,001
Accumulated impairment losses	-	-	-	-
Goodwill, net	63,659	82,133	176,209	322,001
Contingent purchase price payments to Mr. Calvin Klein	-	-	39,376	39,376
Adjustment to contingent purchase price payment to seller of Superba	(483)	-	-	(483)
Goodwill from acquisition of Mulberry assets	7,412	-	-	7,412
Goodwill from acquisition of CMI	-	-	5,600	5,600
Goodwill from acquisition of BVH assets	4,396	-	-	4,396
Currency translation	(607)	-	(668)	(1,275)
Balance as of February 1, 2009				
Goodwill, gross	74,377	82,133	220,517	377,027
Accumulated impairment losses	-	-	-	-
Goodwill, net	74,377	82,133	220,517	377,027
Contingent purchase price payments to Mr. Calvin Klein	-	-	38,866	38,866
Goodwill from acquisition of Block assets	-	2,420	-	2,420
Currency translation	555	-	311	866
Balance as of January 31, 2010				
Goodwill, gross	74,932	84,553	259,694	419,179
Accumulated impairment losses	-	-	-	-
Goodwill, net	$ 74,932	$ 84,553	$ 259,694	$ 419,179

The Company is required to make contingent purchase price payments to Mr. Calvin Klein in connection with the Company's acquisition in 2003 of all of the issued and outstanding stock of Calvin Klein, Inc. and certain affiliated companies (collectively, "Calvin Klein"). Such payments are based on 1.15% of total worldwide net sales, as defined in the agreement governing the Calvin Klein acquisition, of products bearing any of the *Calvin Klein* brands and are required to be made with respect to sales made through February 12, 2018. A significant portion of sales on which the payments to Mr. Klein are made are wholesale sales by the Company and its licensees and other licensing partners to retailers.

The Company was required to make contingent purchase price payments to the seller in connection with the Company's acquisition in 2006 of substantially all of the assets of Superba if the earnings of the acquired business exceeded certain targets in 2007, 2008 and 2009. The Company estimated the payment based on the 2007 earnings, as defined in the underlying asset purchase agreement, achieved by the acquired business to be $15,000 and recorded this amount in 2007 as an addition to goodwill. The Company paid the seller $14,517 in the first quarter of 2008 based on the actual calculation of 2007 earnings, as defined in the underlying asset purchase agreement, achieved by the acquired business, which resulted in an adjustment of $483 to goodwill during 2008. The acquired business did not achieve the minimum earnings in 2008 and 2009 required for a payout.

(Currency and share amounts in thousands, except per share data)

Intangible assets subject to amortization consisted of the following:

	Covenant Not to Compete		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 3, 2008	$ 600	$ 300	$ 300
Amortization	-	60	(60)
Balance as of February 1, 2009	600	360	240
Amortization	-	60	(60)
Balance as of January 31, 2010	$ 600	$ 420	$ 180

	Customer Relationships		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 3, 2008	$ 35,507	$ 2,564	$ 32,943
Amortization	-	2,367	(2,367)
Balance as of February 1, 2009	35,507	4,931	30,576
Amortization	-	2,368	(2,368)
Balance as of January 31, 2010	$ 35,507	$ 7,299	$ 28,208

	License Rights		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 3, 2008	$ -	$ -	$ -
Amount recorded related to acquisition of Mulberry assets	3,606	-	3,606
Amortization	-	180	(180)
Balance as of February 1, 2009	3,606	180	3,426
Amount recorded related to acquisition of Block assets	1,401	-	1,401
Amortization	-	1,159	(1,159)
Balance as of January 31, 2010	$ 5,007	$ 1,339	$ 3,668

At the end of 2009 and 2008, accumulated amortization for other intangible assets was $9,058 and $5,471, respectively.

Customer relationships in connection with the acquisition of Superba and license rights in connection with the acquisition of Mulberry assets are amortized over 15 years from the date of the related acquisition. License rights in connection with the acquisition of Block assets related to the *IZOD* and *Van Heusen* brands are amortized over 11 and 23 months, respectively, from the date of the acquisition.

Amortization expense related to the Company's intangible assets is expected to be $3,150 in 2010, $2,668 per year in 2011 through 2012 and $2,608 per year in 2013 through 2014.

(Currency and share amounts in thousands, except per share data)

Intangible assets not subject to amortization consisted of the following:

	2009	2008
Tradenames	$621,135	$621,135
Perpetual license rights	86,000	86,000
Total	$707,135	$707,135

5. SALE OF INVESTMENTS

Warnaco acquired in January 2006 100% of the shares of the companies that operate the licenses and related wholesale and retail businesses of *Calvin Klein* jeans and accessories in Europe and Asia and the *ck Calvin Klein* bridge line of sportswear and accessories in Europe. The Company's Calvin Klein, Inc. subsidiary is the licensor of the businesses sold and had minority interests in certain of the entities sold. During 2007, $3,335 was released to the Company from escrow in connection with this sale. The Company received a distribution of $1,864 during 2008, representing its share of the amount that remained in escrow in connection with this sale. The Company recorded these amounts as gains during each of the applicable years.

6. LONG-TERM DEBT

The carrying amounts of the Company's long-term debt were as follows:

	2009	2008
7 1/4% senior unsecured notes due 2011	$150,000	$150,000
8 1/8% senior unsecured notes due 2013	150,000	150,000
7 3/4% debentures due 2023	99,584	99,567
Total	$399,584	$399,567

Please refer to Note 9, "Fair Value Measurements," for the fair value of the Company's long-term debt as of January 31, 2010 and February 1, 2009.

The Company has outstanding $150,000 of senior unsecured notes due on February 15, 2011. The notes accrue interest at the rate of 7 1/4% per annum, which is payable semi-annually. Pursuant to the indenture governing the 7 1/4% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to pay cash dividends and make other restricted payments, as defined in the indenture governing the notes.

The Company has outstanding $150,000 of senior unsecured notes due on May 1, 2013. The notes accrue interest at the rate of 8 1/8% per annum, which is payable semi-annually. Pursuant to the indenture governing the 8 1/8% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to pay cash dividends and make other restricted payments, as defined in the indenture governing the notes.

The Company has outstanding $100,000 of debentures due on November 15, 2023 with a yield to maturity of 7.80%. The debentures accrue interest at the rate of 7 3/4%, which is payable semi-annually. Pursuant to the indenture governing the debentures, the Company must maintain a certain level of stockholders' equity in order to pay cash dividends and make other restricted payments, as defined in the indenture governing the debentures.

The Company has a secured revolving credit facility that expires on July 10, 2012 and provides for revolving credit borrowings, as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325,000 for revolving credit borrowings and the issuance of letters of credit with a sublimit of $50,000 for standby letters of credit and with no sublimit on trade letters of credit. The total amount of the facility may be increased by the Company under certain conditions by up to $100,000. Advances under the credit agreement are also limited to a borrowing base consisting of specified percentages of eligible categories of assets.

(Currency and share amounts in thousands, except per share data)

Borrowing spreads and letters of credit fees are based on spreads above LIBOR and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 0 to 12.5 basis points over prime on prime rate loans, 100.0 to 162.5 basis points over LIBOR on LIBOR rate loans and 40.0 to 50.0 basis points on outstanding trade letters of credit. As of January 31, 2010 and February 1, 2009, the Company had no borrowings under this facility. As of January 31, 2010 and February 1, 2009, the Company had $134,822 and $116,186 of outstanding letters of credit under this facility, respectively.

Substantially all of the Company's assets have been pledged as collateral to secure the Company's obligations under its revolving credit facility, the 7 3/4% debentures due 2023 and contingent purchase price payments to Mr. Calvin Klein as discussed in Note 4, "Goodwill and Other Intangible Assets."

Interest paid was $31,824 (2009), $31,839 (2008) and $31,972 (2007).

7. RETIREMENT AND BENEFIT PLANS

The Company has five noncontributory defined benefit pension plans covering substantially all employees resident in the United States who meet certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service.

The Company also has for certain of such employees an unfunded non-qualified supplemental defined benefit pension plan, which provides benefits for compensation in excess of Internal Revenue Service earnings limits and requires payments to vested employees upon, or shortly after, employment termination or retirement.

In addition to the defined benefit pension plans described above, the Company has a capital accumulation program ("CAP Plan"), which is an unfunded non-qualified supplemental defined benefit plan covering four current and 16 retired executives. Under the individual participants' CAP Plan agreements, the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the CAP Plan for at least 10 years and has attained age 55.

The Company also provides certain postretirement health care and life insurance benefits to certain retirees resident in the United States. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

As required by FASB guidance for retirement benefits, for 2008, the Company changed its measurement date for plan assets and liabilities to coincide with its fiscal year end. The adoption of the measurement date provisions of such FASB guidance resulted in a reduction, net of tax, of $366 to the Company's 2008 opening balance of retained earnings.

(Currency and share amounts in thousands, except per share data)

Following is a reconciliation of the changes in the projected benefit obligation (pension plans and CAP Plan) and the accumulated benefit obligation (postretirement plan) for each of the last two years:

	Pension Plans		CAP Plan		Postretirement Plan	
	2009	2008	2009	2008	2009	2008
Beginning of year	$ 245,081	$ 234,607	$ 13,751	$ 14,890	$ 21,596	$ 22,461
Effect of the adoption of the measurement date provisions of FASB guidance for retirement benefits	-	1,899	-	-	-	120
Service cost	7,437	7,740	70	74	-	-
Interest cost	16,937	15,831	958	987	1,459	1,423
Curtailments	-	3	-	-	-	-
Benefit payments	(13,757)	(11,556)	(1,383)	(1,239)	-	-
Benefit payments, net of retiree contributions	-	-	-	-	(2,168)	(2,303)
Medicare subsidy	-	-	-	-	115	117
Actuarial loss (gain)	27,941	(3,443)	1,809	(961)	1,666	(222)
End of year	$ 283,639	$ 245,081	$ 15,205	$ 13,751	$ 22,668	$ 21,596

The actuarial loss in 2009 was principally due to a decrease in the discount rate.

Following is a reconciliation of the fair value of the assets held by the Company's pension plans and the plans' funded status for each of the last two years:

	2009	2008
Fair value of plan assets, beginning of year	$ 175,400	$234,030
Actual return, net of plan expenses	35,563	(72,315)
Benefit payments	(13,757)	(11,556)
Company contributions	10,677	25,241
Fair value of plan assets, end of year	$ 207,883	$175,400
Funded status at end of year	$ (75,756)	$ (69,681)

Amounts recognized in the Company's Consolidated Balance Sheets were as follows:

	Pension Plans		CAP Plan		Postretirement Plan	
	2009	2008	2009	2008	2009	2008
Current liabilities	$ (3,107)	$ (2,734)	$ (1,640)	$ (1,304)	$ (2,610)	$ (2,595)
Non-current liabilities	(72,649)	(66,947)	(13,565)	(12,447)	(20,058)	(19,001)
Net amount recognized on balance sheet	$ (75,756)	$ (69,681)	$ (15,205)	$ (13,751)	$(22,668)	$ (21,596)

(Currency and share amounts in thousands, except per share data)

Pre-tax amounts in accumulated other comprehensive loss that, as of the end of each applicable fiscal year, had not yet been recognized as components of net benefit cost were as follows:

	Pension Plans		CAP Plan		Postretirement Plan	
	2009	2008	2009	2008	2009	2008
Prior service credit	$ 452	$ 469	$ -	$ -	$ 4,706	$ 5,523
Net (loss)/gain	(126,926)	(117,045)	27	1,875	(5,979)	(4,571)
Total	$(126,474)	$(116,576)	$ 27	$ 1,875	$ (1,273)	$ 952

Pre-tax amounts in accumulated other comprehensive loss as of January 31, 2010 expected to be recognized as components of net benefit cost in 2010 were as follows:

	Pension Plans	CAP Plan	Postretirement Plan
Prior service credit	$ 63	$ -	$ 817
Net (loss)/gain	(7,286)	3	(419)
Total	$ (7,223)	$ 3	$ 398

The pension plan assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility and future contributions. Plan assets are diversified among United States equities, international equities, fixed income investments and cash. The strategic target allocation as of January 31, 2010 was approximately 55% United States equities, 15% international equities and 30% fixed income investments. Equity securities primarily include investments in large-cap and mid-cap companies located in the United States and abroad. Fixed income securities include corporate bonds of companies from diversified industries, asset and mortgage backed securities, municipal bonds, collective funds and United States treasuries. Actual investment allocations may vary from the Company's target investment allocations due to prevailing market conditions. The following table shows the fair value of total pension plan assets for each major category as of January 31, 2010:

(Currency and share amounts in thousands, except per share data)

		Fair Value Measurements at January 31, 2010		
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:				
U.S. equities[1]	$ 41,089	$ 41,089	$ -	$ -
International equities[1]	2,332	2,332	-	-
Mutual funds[2]	11,280	11,280	-	-
Common/collective trusts[3]	71,090	-	71,090	-
Fixed income securities:				
U.S. treasury, government and agency securities[4]	2,710	-	2,710	-
Corporate securities[4]	20,056	-	20,056	-
Asset and mortgage backed securities[5]	14,776	-	14,776	-
Common/collective trusts[3]	16,111	-	16,111	-
Diversified mutual fund[2]	3,817	3,817	-	-
Common/collective short-term investment fund[3]	24,482	-	24,482	-
Subtotal	207,743	$ 58,518	$ 149,225	$ -
Other assets and liabilities[6]	140			
Total	$ 207,883			

(1) Valued at the closing price in the active market in which the individual securities are traded.

(2) Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded.

(3) Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2.

(4) Valued with bid evaluation pricing that uses actual trades in active markets when available as well as models with market inputs that include actual and comparable trade data, market benchmarks, broker quotes, trading spreads and/or other applicable data.

(5) Valued with bid evaluation pricing using a combined market/income approach that includes discounted projected cash flows, comparable trade data, market benchmarks and/or other applicable data.

(6) This category includes other pension assets and liabilities such as pending trades and accrued income.

The Company believes that there are no significant concentrations of risk within its plan assets at January 31, 2010.

(Currency and share amounts in thousands, except per share data)

In 2008 and 2009, all of the Company's pension plans, including the Company's unfunded supplemental pension plan, had projected and accumulated benefit obligations in excess of plan assets. The balances were as follows:

	2009	2008
Number of plans with projected benefit obligations in excess of plan assets	6	6
Aggregate projected benefit obligation	$283,639	$245,081
Aggregate fair value of related plan assets	$207,883	$175,400
Number of plans with accumulated benefit obligations in excess of plan assets	6	6
Aggregate accumulated benefit obligation	$266,082	$229,389
Aggregate fair value of related plan assets	$207,883	$175,400

The components of net benefit cost and other pre-tax amounts recognized in other comprehensive loss (income) in each of the last three years were as follows:

Net Benefit Cost Recognized in Selling, General and Administrative Expenses

	Pension Plans			CAP Plan			Postretirement Plan		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Service cost, including plan expenses	$ 7,637	$ 7,925	$ 7,728	$ 70	$ 74	$ 184	$ -	$ -	$ -
Interest cost	16,937	15,831	14,476	958	987	1,005	1,459	1,423	1,395
Amortization of net loss (gain)	2,325	2,237	5,099	(39)	(169)	-	258	271	388
Expected return on plan assets	(20,028)	(18,341)	(17,351)	-	-	-	-	-	-
Amortization of prior service cost (credit)	(30)	39	100	-	-	-	(817)	(817)	(817)
Curtailment loss	13	6	-	-	-	-	-	-	-
Total	$ 6,854	$ 7,697	$10,052	$ 989	$ 892	$ 1,189	$ 900	$ 877	$ 966

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss (Income)

	Pension Plans			CAP Plan			Postretirement Plan		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Actuarial loss (gain)	$12,207	$ 88,541	$(15,717)	$ 1,809	$ (961)	$ (1,948)	$ 1,666	$ (222)	$ (835)
Effect of the adoption of the measurement date provisions of FASB guidance for retirement benefits	-	(129)	-	-	-	-	-	44	-
Prior service credit	-	-	(626)	-	-	-	-	-	-
Amortization of prior service credit (cost)	16	(41)	(100)	-	-	-	817	817	817
Amortization of net (loss) gain	(2,325)	(2,237)	(5,099)	39	169	-	(258)	(271)	(388)
Total recognized in other comprehensive loss (income)	$ 9,898	$ 86,134	$(21,542)	$ 1,848	$ (792)	$ (1,948)	$ 2,225	$ 368	$ (406)
Total recognized in net benefit cost and other comprehensive loss (income)	$16,752	$ 93,831	$(11,490)	$ 2,837	$ 100	$ (759)	$ 3,125	$1,245	$ 560

(Currency and share amounts in thousands, except per share data)

Currently, the Company does not expect to make any material contributions to its pension plans in 2010. Following are expected benefit payments associated with the Company's pension plans and CAP Plan, and expected benefit payments, net of retiree contributions, associated with the Company's postretirement plan:

	Pension Plans	CAP Plan	Postretirement Plan: Excluding Medicare Subsidy Receipts	Postretirement Plan: Expected Medicare Subsidy Receipts
2010	$ 14,861	$ 1,640	$ 2,714	$ 104
2011	15,143	1,875	2,684	101
2012	16,414	2,034	2,550	98
2013	16,744	1,948	2,419	94
2014	16,973	2,005	2,276	89
2015-2019	101,836	7,271	9,467	358

The medical health care cost trend rate assumed for 2010 is 6.75% and is assumed to decrease by (i) 0.25% per year through 2013; and (ii) 0.20% per year from 2014 through 2018. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2009 and on the accumulated postretirement benefit obligation at January 31, 2010 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$ 98	$ (88)
Impact on year-end accumulated postretirement benefit obligation	$ 1,665	$ (1,497)

Significant weighted average rate assumptions used in determining the projected and accumulated benefit obligations at the end of each year and benefit cost in the following year were as follows:

	2009	2008	2007
Discount rate	6.35%	7.19%	6.78%
Rate of increase in compensation levels (applies to pension plans only)	4.29%	4.28%	4.29%
Long-term rate of return on assets (applies to pension plans only)	8.25%	8.25%	8.25%

To develop the expected weighted average long-term rate of return on assets assumption, the Company considered the historical level of the risk premium associated with the asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $6,195 (2009), $7,325 (2008) and $5,982 (2007).

(Currency and share amounts in thousands, except per share data)

8. INCOME TAXES

Income taxes consisted of:

	2009	2008	2007
Federal:			
Current	$ 26,349	$ 61,478	$ 100,534
Deferred	4,929	(15,400)	(4,049)
State, foreign and local:			
Current	18,610	11,374	15,364
Deferred	(215)	(2,919)	(347)
Total	$ 49,673	$ 54,533	$ 111,502

Taxes paid were $95,459 (2009), $54,061 (2008) and $92,220 (2007).

The approximate tax effects of items giving rise to the net deferred income tax liability recognized on the Company's Consolidated Balance Sheets were as follows:

	2009	2008
Depreciation and amortization	$ (10,631)	$ (6,763)
Employee compensation and benefits	26,728	20,253
Tax loss and credit carryforwards	6,215	7,254
Tax benefit on items in accumulated other comprehensive loss	48,889	44,375
Book versus tax basis difference related to identifiable intangible assets	(230,580)	(230,580)
Business acquisition costs	(12,388)	(4,910)
Other, net	4,426	3,779
Subtotal	(167,341)	(166,592)
Valuation allowance for state net operating loss carryforwards	(3,487)	(3,746)
Total	$(170,828)	$(170,338)

Included in the tax loss and credit carryforwards at the end of 2009 are an aggregate of approximately $213,305 of state net operating loss carryforwards and Federal net operating loss carryforwards of $3,848. The carryforwards expire principally between 2010 and 2014.

The domestic and foreign components of income before provision for income taxes were as follows:

	2009	2008	2007
Domestic	$ 209,960	$ 149,123	$ 285,761
Foreign	1,623	(2,819)	9,060
Total	$ 211,583	$ 146,304	$ 294,821

A reconciliation from the statutory Federal income tax rate to the effective income tax rate follows:

	2009	2008	2007
Statutory Federal tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal income tax benefit	2.3%	1.1%	1.6%
Unrecognized tax benefits	(13.1)%	2.1%	1.0%
Other, net	(0.7)%	(0.9)%	0.2%
Effective tax rate	23.5%	37.3%	37.8%

(Currency and share amounts in thousands, except per share data)

Unrecognized tax benefit activity for each year was as follows:

Balance at February 3, 2008	$ 71,966
Increases related to prior year tax positions	1,115
Decreases related to prior year tax positions	(230)
Increases related to current year tax positions	17,282
Settlements	-
Lapse of statute of limitations	(1,223)
Balance at February 1, 2009	88,910
Increases related to prior year tax positions	2,964
Decreases related to prior year tax positions	(13,417)
Increases related to current year tax positions	9,492
Settlements	(24,083)
Lapse of statute of limitations	(29,400)
Balance at January 31, 2010	$ 34,466

The entire amount of unrecognized tax benefits at January 31, 2010 and February 1, 2009, if recognized, would reduce the effective tax rate under current accounting provisions.

The decrease in the total amount of net unrecognized tax benefit liabilities during 2009 was primarily driven by a tax settlement with the Internal Revenue Service relating to the audit of the Company's United States Federal income tax returns for 2006 and 2007 and the effect of the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

Interest and penalties related to unrecognized tax benefits are recorded in the Company's income tax provision. Interest and penalties recognized in the Company's Consolidated Income Statement totaled a benefit of $3,155 for 2009 and an expense of $2,644 for 2008. Interest and penalties accrued in the Company's Consolidated Balance Sheets as of January 31, 2010 and February 1, 2009 totaled $2,465 and $7,214, respectively. The Company records its liabilities for unrecognized tax benefits principally in Accrued Expenses and Other Liabilities on the Company's Consolidated Balance Sheets based on the anticipated timing of relieving such liabilities.

The Company files income tax returns in the United States and in various foreign, state and local jurisdictions. With few exceptions, either examinations have been completed by tax authorities or the statute of limitations has expired for United States Federal, foreign, state and local income tax returns filed by the Company for years through 2005.

While it is reasonably possible, based on the lapse of statutes of limitations or the completion of audits, that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months, the Company does not currently anticipate that such changes will be significant.

9. FAIR VALUE MEASUREMENTS

The Company adopted prospectively guidance issued by the FASB for fair value measurements as of the beginning of 2008 for all financial assets and liabilities and for non-financial assets and liabilities measured at fair value on a recurring basis (at least annually). The Company adopted prospectively guidance for fair value measurements for all other non-financial assets and liabilities as of the beginning of 2009. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. It also establishes a three level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

(Currency and share amounts in thousands, except per share data)

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's non-financial assets and liabilities that were required to be remeasured at fair value on a nonrecurring basis during 2009, and the total impairments recorded as a result of the remeasurement process.

	Fair Value Measurement Using			Fair Value as of Impairment	Total Impairments
Description	Level 1	Level 2	Level 3	Date	for 2009
Property and equipment	N/A	$ 1,425	$ 860	$ 2,285	$ 7,290

In accordance with FASB guidance for the impairment or disposal of long-lived assets, long-lived assets held and used with a carrying amount of $6,792 were written down to a fair value of $860 during 2009. Fair value was determined based on the estimated discounted future cash flows associated with the assets using current sales trends and market participant assumptions. Additionally, long-lived assets held for sale with a fair value of $2,783 were written down to a fair value of $1,425 during the second quarter of 2009 based on the quoted contractual selling price of such assets, less the related selling costs. Such assets were sold during the third quarter of 2009.

The carrying amounts and the fair values of the Company's financial instruments were as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$480,882	$480,882	$328,167	$328,167
Long-term debt	399,584	397,438	399,567	344,626

The fair values of cash and cash equivalents approximate their carrying values due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt using quoted market prices as of the last business day of the applicable year.

10. STOCKHOLDERS' EQUITY

Share Repurchase Program

The Company's Board of Directors authorized the Company to repurchase up to $200,000 of the Company's outstanding common stock on November 30, 2007. The Board's authorization was effective through the end of 2008 and permitted the Company to effect the purchases through open market purchases, privately negotiated transactions, including accelerated and guaranteed share repurchase agreements, and other means. The Company purchased 5,218 shares of common stock in the open market during the fourth quarter of 2007, at a total cost, excluding commission fees, of $199,998 under the repurchase program. Commission fees totaled approximately $104 and were added to the cost of the treasury shares repurchased. Cash was used to fund all purchases and all of

(Currency and share amounts in thousands, except per share data)

the shares repurchased under the authorization were placed into treasury, pending use for general corporate purposes. The Company deemed this share repurchase program to have been completed as of the end of 2007.

Common Stock Dividends

During each of 2009, 2008 and 2007, the Company paid four $0.0375 per share cash dividends on its common stock.

Warrant

The Company issued to Mr. Calvin Klein a nine-year warrant to purchase 320 shares of the Company's common stock at $28.00 per share in connection with the Company's acquisition of Calvin Klein in 2003. Such warrant remained outstanding as of January 31, 2010.

11. STOCK-BASED COMPENSATION

The Company's 2006 Stock Incentive Plan (the "2006 Plan") was approved at the Company's Annual Meeting of Stockholders held in June 2006. The 2006 Plan replaced the Company's existing 1997, 2000 and 2003 Stock Option Plans. The 1997, 2000 and 2003 Stock Option Plans terminated on the date of such approval, other than with respect to outstanding options under those plans, which continue to be governed by the respective plan under which they were granted. Shares issued as a result of stock-based compensation transactions generally have been funded with the issuance of new shares of the Company's common stock.

The Company may grant the following types of incentive awards under the 2006 Plan: (i) non-qualified stock options ("NQs"); (ii) incentive stock options ("ISOs"); (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units ("RSUs"); (vi) performance shares; and (vii) other stock-based awards. Each award granted under the 2006 Plan is subject to an award agreement that incorporates, as applicable, the exercise price, the term of the award, the periods of restriction, the number of shares to which the award pertains, applicable performance period(s) and performance measure(s), and such other terms and conditions as the plan committee determines.

Through January 31, 2010, the Company has granted under the 2006 Plan: (i) service-based NQs and RSUs; (ii) contingently issuable performance shares; and (iii) RSUs that satisfy the performance-based condition for deductibility under Section 162(m) of the Internal Revenue Code. According to the terms of the 2006 Plan, for purposes of determining the number of shares available for grant, each share underlying a stock option award reduces the number available by one share and each share underlying an RSU or performance share award reduces the number available by three shares for awards made before April 29, 2009 and by two shares for awards made on or after April 29, 2009. The per share exercise price of options granted under the 2006 Plan cannot be less than the closing price of the common stock on the date of grant (the business day prior to the date of grant for awards granted prior to September 21, 2006).

The Company currently has service-based NQs and ISOs outstanding under its 1997, 2000 and 2003 Stock Option Plans. Such options were granted with an exercise price equal to the closing price of the common stock on the business day immediately preceding the date of grant.

Net income for 2009, 2008 and 2007 included $14,456, $10,527 and $9,631, respectively, of pre-tax expense related to stock-based compensation.

Options currently outstanding are generally cumulatively exercisable in four equal annual installments commencing one year after the date of grant. The vesting of options outstanding is also generally accelerated upon retirement (as defined in the applicable plan). Options are generally granted with a 10-year term.

(Currency and share amounts in thousands, except per share data)

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes-Merton model. The estimated fair value of the options, net of estimated forfeitures, is expensed on a straight-line basis over the options' vesting period. At January 31, 2010, there was $8,916 of unrecognized pre-tax compensation expense, net of estimated forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted average period of 2.1 years.

The following summarizes the assumptions used to estimate the fair value of service-based stock options granted in each year:

	2009	2008	2007
Weighted average risk-free interest rate	2.58%	2.79%	4.69%
Weighted average expected option term (in years)	6.59	6.25	6.25
Weighted average expected volatility	38.92%	29.49%	33.29%
Expected annual dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average estimated fair value per share of options granted	$11.16	$12.16	$24.08

The risk-free interest rate is based on United States Treasury yields in effect at the date of grant for periods corresponding to the expected option term. The expected option term represents the weighted average period of time that options granted are expected to be outstanding, based on vesting schedules and the contractual term of the options. Expected volatility is based on the historical volatility of the Company's common stock over a period of time corresponding to the expected option term. Expected dividends are based on the Company's common stock cash dividend rate at the date of grant.

The Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 110 in December 2007. SAB No. 110 allows for the continued use, under certain circumstances, of the simplified method discussed in SAB No. 107 for estimating the expected term of "plain vanilla" stock options. The Company has continued to utilize the simplified method to estimate the expected term for its stock options granted due to a lack of relevant historical data resulting, in part, from changes in the pool of employees receiving option grants and changes in the vesting schedule of certain grants. The Company will continue to evaluate the appropriateness of utilizing such method.

Service-based stock option activity for the year was as follows:

	Options	Range of Exercise Prices Per Option			Weighted Average Price Per Option
Outstanding at February 1, 2009	3,422	$ 9.13	-	$60.35	$ 29.91
Granted	663	26.11	-	28.46	27.18
Exercised	386	9.38	-	41.40	21.02
Cancelled	83	9.38	-	60.35	38.32
Outstanding at January 31, 2010	3,616	$ 9.13	-	$60.35	$ 30.16
Exercisable at January 31, 2010	2,546	$ 9.13	-	$60.35	$ 28.98

The aggregate grant date fair value of service-based options granted during 2009, 2008 and 2007 was $7,397, $4,050 and $5,507, respectively.

The aggregate grant date fair value of service-based options that vested during 2009, 2008 and 2007 was $7,831, $8,176 and $7,099, respectively.

At January 31, 2010, the aggregate intrinsic value of options issued and outstanding and options exercisable was $37,600 and $28,893, respectively. The aggregate intrinsic value of service-based options exercised was $6,380, $4,741 and $25,493 in 2009, 2008 and 2007, respectively.

(Currency and share amounts in thousands, except per share data)

The weighted average remaining contractual life of options outstanding and options exercisable at January 31, 2010 was 6.0 and 4.9 years, respectively.

Service-based RSUs granted to employees generally vest in three annual installments (25%, 25% and 50%) commencing two years after the date of grant. Service-based RSUs granted to non-employee directors vest in four equal annual installments commencing one year after the date of grant. The underlying RSU award agreements generally provide for accelerated vesting upon the award recipient's retirement (as defined in the 2006 Plan). The fair value of service-based RSUs is equal to the closing price of the Company's common stock on the date of grant and is expensed, net of estimated forfeitures, on a straight-line basis over the RSUs' vesting period.

In the second quarter of 2009, the Company granted to Emanuel Chirico, the Company's Chief Executive Officer, his 2009 RSU award, as well as "upfront" grants of his 2010 and 2011 RSU awards. The awards are considered to be "upfront" because they are intended to be in lieu of awards that would otherwise be expected to be granted to Mr. Chirico in 2010 and 2011, and the portions of the awards allocable to 2010 and 2011 will vest in accordance with the Company's standard vesting schedule described above but as if they had been awarded in those years. In addition to the service-based criteria for vesting, the awards granted to Mr. Chirico in the second quarter of 2009 have performance-based conditions which satisfy the conditions for the deductibility of the awards under Section 162(m) of the Internal Revenue Code and need to be satisfied in order to vest. More specifically, such awards require the Company to achieve a specified level of adjusted net income, as defined in the agreement governing these awards, for any one of the performance periods in order to vest. Based on the level of the Company's earnings in the third and fourth quarters of 2009, the required level of adjusted net income for the 2009 performance period (which consists of the third and fourth quarters of 2009) was met, meaning that Mr. Chirico will vest in the awards, assuming he remains employed by the Company through each of the service-based vesting dates, which end in 2015. The fair value of such awards is equal to the closing price of the Company's common stock on the date of grant and is recorded ratably, net of estimated forfeitures, over the service-based vesting term.

RSU activity for all employees for the year was as follows:

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at February 1, 2009	406	$ 45.30
Granted	399	28.49
Vested	48	51.41
Cancelled	23	42.63
Non-vested at January 31, 2010	734	$ 35.85

The aggregate grant date fair value of RSUs granted during 2009, 2008 and 2007 was $11,369, $11,319 and $8,935, respectively. The aggregate grant date fair value of RSUs vested during 2009, 2008 and 2007 was $2,442, $196 and $11, respectively.

At January 31, 2010, there was $12,385 of unrecognized pre-tax compensation expense, net of estimated forfeitures, related to non-vested RSUs, which is expected to be recognized over a weighted average period of 2.1 years.

The Company granted contingently issuable performance share awards to all of the Company's executive officers during 2008 and 2007, subject to performance periods of three years. The holders of the awards granted during 2007 earned an aggregate of 22 shares as a result of the Company's performance during such three-year period. For the awards granted during 2008, the final number of shares that will be earned, if any, is contingent upon the Company's achievement of goals for the three-year performance period based on both earnings per share growth and return on equity during the performance cycle. Depending on the level of objectives achieved, up to a total number of 89 shares could be issued for all non-vested performance share awards granted in 2008. The Company records expense for the contingently issuable performance shares ratably over each applicable vesting period based

(Currency and share amounts in thousands, except per share data)

on fair value and the Company's current expectations of the probable number of shares that will ultimately be issued. The fair value of the contingently issuable performance shares is equal to the closing price of the Company's common stock on the date of grant, reduced for the present value of any dividends expected to be paid on the Company's common stock during the performance cycle, as these contingently issuable performance shares do not accrue dividends prior to being earned.

Performance share activity for the year was as follows:

	Performance Shares	Weighted Average Grant Date Fair Value
Non-vested at February 1, 2009	158	$ 46.89
Granted	-	-
Vested	22	53.51
Cancelled	47	53.51
Non-vested at January 31, 2010	89	$ 41.80

No performance shares were granted during 2009. The aggregate grant date fair value of performance shares granted during 2008 and 2007 was $3,722 and $4,341, respectively. The aggregate grant date fair value of performance shares vested during 2009 and 2008 was $1,176 and $256, respectively. No performance shares vested during 2007.

The Company currently does not expect any of the non-vested performance shares at January 31, 2010 to ultimately be issued. There was therefore no unrecognized pre-tax compensation expense at January 31, 2010 related to non-vested performance shares.

The Company receives a tax deduction for certain transactions associated with its stock plan awards. The actual income tax benefits realized from these transactions were $2,900, $1,537 and $7,656 in 2009, 2008 and 2007, respectively. Of those amounts, $1,269, $1,158 and $6,261, respectively, were recorded as excess tax benefits. Excess tax benefits arise when the actual tax benefit resulting from a stock plan award transaction exceeds the tax benefit associated with the grant date fair value of the related stock award.

Total stock awards available for grant at January 31, 2010 amounted to 4,832 shares.

12. COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table sets forth the detail of accumulated other comprehensive loss, net of related taxes:

	2009	2008
Retirement liability adjustment	$(79,442)	$(70,752)
Foreign currency translation adjustments	(1,006)	(2,268)
Total	$(80,448)	$(73,020)

13. LEASES

The Company leases retail locations, warehouses, showrooms, office space and equipment. The leases, excluding equipment leases, generally provide for the payment of real estate taxes and certain other occupancy expenses. Retail location leases generally are renewable and provide for the payment of percentage rentals based on location sales and other costs associated with the leased property.

(Currency and share amounts in thousands, except per share data)

At January 31, 2010, minimum annual rental commitments under non-cancelable operating leases were as follows:

2010	$101,137
2011	81,491
2012	67,796
2013	54,434
2014	40,574
Thereafter	172,381
Total minimum lease payments	$517,813

The Company's retail location leases represent $279,859 of the total minimum lease payments. The Company's administrative offices and showrooms located in New York, New York represent $111,680 of the total minimum lease payments. The Company's corporate, finance and retail administrative offices located in Bridgewater, New Jersey represent $55,718 of the total minimum lease payments. The Company's Calvin Klein administrative offices and showrooms represent $42,672 of the total minimum lease payments.

At January 31, 2010, aggregate future minimum rentals to be received under non-cancelable subleases were $2,031.

Rent expense was as follows:

	2009	2008	2007
Minimum	$114,538	$ 122,715	$105,307
Percentage and other	26,656	26,589	21,244
Less: Sublease rental income	(1,164)	(2,319)	(2,196)
Total	$140,030	$146,985	$124,355

14. ACTIVITY EXIT COSTS AND ASSET IMPAIRMENTS

Restructuring Costs

The Company announced in the fourth quarter of 2008 that it initiated a series of actions to respond to the difficult economic conditions that existed during the second half of 2008 and were expected to (and did) continue into 2009 by restructuring certain of its operations and implementing a number of other cost reduction efforts. The restructuring initiatives included the shutdown of domestic production of machine-made neckwear, a realignment of the Company's global sourcing organization, reductions in warehousing capacity, including the closure of two of the Company's warehouses, lease terminations principally for *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses. In connection with these actions, the Company's salaried positions were reduced by over 10%, the Company's machine-made neckwear manufacturing positions were eliminated and certain of the Company's warehousing positions were eliminated. The salaried position reductions were principally at corporate headquarter locations in New York, New York and corporate administrative offices in Bridgewater, New Jersey and Hong Kong. The manufacturing position reductions were in Los Angeles, California and the warehousing position reductions were principally in Schuylkill Haven, Pennsylvania.

(Currency and share amounts in thousands, except per share data)

Costs associated with the exit activities were as follows:

	Total Expected to be Incurred[1]	Incurred During 2009	Incurred During 2008[1]	Cumulative Incurred Through 1/31/10[1]
Severance, termination benefits and other costs	$ 26,209	$ 9,467	$ 16,742	$ 26,209
Long-lived asset impairments	5,253	1,494	3,759	5,253
Lease termination costs	16,013	14,936	1,077	16,013
Total	$ 47,475	$ 25,897	$ 21,578	$ 47,475

[1] Amounts exclude impairment charges of $60,082 recorded in the fourth quarter of 2008 associated with approximately 200 of the Company's retail stores. See section entitled "Other Asset Impairments" later in this note.

Liabilities recorded in connection with the restructuring were as follows:

	Liability at 2/1/09	Costs Incurred During 2009	Costs Paid During 2009	Liability at 1/31/10
Severance, termination benefits and other costs	$ 15,371	$ 9,467	$ 22,573	$ 2,265
Lease termination costs	788	14,936	14,484	1,240
Total	$ 16,159	$ 24,403	$ 37,057	$ 3,505

The costs incurred associated with the restructuring were included principally in selling, general and administrative expenses of the Company's segments as follows:

	Incurred During 2009	Incurred During 2008	Cumulative Incurred Through 1/31/10
Wholesale Dress Furnishings	$ 564	$ 8,354	$ 8,918
Wholesale Sportswear and Related Products	764	4,072	4,836
Retail Apparel and Related Products	18,729	3,353	22,082
Retail Footwear and Related Products	660	477	1,137
Calvin Klein Licensing	-	486	486
Corporate Expenses not allocated to any reportable segments	5,180	4,836	10,016
Total	$ 25,897	$ 21,578	$ 47,475

Geoffrey Beene Outlet Retail Activity Exit Costs

During 2008, the Company determined that it would not renew its license agreements to operate *Geoffrey Beene* outlet retail stores and executed a plan to close its Geoffrey Beene outlet retail division. This decision was based on the division not materially or consistently contributing to the Company's overall profitability. The Geoffrey Beene outlet retail division operated approximately 100 stores at the time the announcement was made to close the division. A limited number of the store locations were converted to the *Calvin Klein* outlet retail format and the remainder were closed during 2008.

(Currency and share amounts in thousands, except per share data)

Costs associated with the closure of the Company's Geoffrey Beene outlet retail division were incurred in 2008 as follows:

Severance, termination benefits and other costs	$ 3,064
Long-lived asset impairments	6,715
Inventory liquidation costs	5,375
Lease termination costs	3,094
Total	$18,248

As of February 1, 2009, substantially all of these costs had been paid. The costs for asset impairments, lease terminations, severance, termination benefits and other costs were included in selling, general and administrative expenses of the Retail Apparel and Related Products segment. Inventory liquidation costs were included in cost of goods sold of the Retail Apparel and Related Products segment.

Other Asset Impairments

The financial performance in certain of the Company's outlet retail stores was an impairment indicator in 2009 that required the Company to evaluate whether the net book value of the long-lived assets in such stores was recoverable. Based on this evaluation, the Company determined that the long-lived assets in certain stores were not recoverable and recorded impairment charges in selling, general and administrative expenses of $5,796 in 2009, of which $5,014 was recorded in the Retail Apparel and Related Products segment and $782 was recorded in the Retail Footwear and Related Products segment.

Comparable store sales declines and the overall level of profitability in 2008 in the Company's retail businesses, particularly during the holiday selling season, was an impairment indicator which caused the Company to evaluate whether the net book value of the long-lived assets in the Company's retail stores was recoverable. Based on these evaluations, the Company determined that the long-lived assets in certain stores were not recoverable and recorded impairment charges in selling, general and administrative expenses of $61,985, of which $54,202 was recorded in the Retail Apparel and Related Products segment and $7,783 was recorded in the Retail Footwear and Related Products segment.

The level of profitability in 2007 in certain of the Company's outlet retail stores was an impairment indicator which caused the Company to evaluate whether the net book value of the long-lived assets in such stores was recoverable. Based on these evaluations, the Company determined that the long-lived assets in certain stores were not recoverable and recorded impairment charges in selling, general and administrative expenses in the Retail Apparel and Related Products segment of $1,331 in 2007.

The impairments recorded in 2009, 2008 and 2007 were determined by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets. The net book value of the long-lived assets in excess of the fair value in stores that were deemed not recoverable was written off. Fair value in 2009 was determined based on the estimated discounted future cash flows associated with the assets using current sales trends and market participant assumptions. Fair value in 2008 and 2007 was estimated based on the estimated recovery value of the assets.

(Currency and share amounts in thousands, except per share data)

15. NET INCOME PER SHARE

The Company computed its basic and diluted net income per share as follows:

	2009	2008	2007
Net income	$161,910	$ 91,771	$183,319
Weighted average common shares outstanding for basic net income per share	51,639	51,428	55,695
Weighted average impact of dilutive securities	813	712	1,246
Weighted average impact of dilutive warrant	54	60	141
Total shares for diluted net income per share	52,506	52,200	57,082
Basic net income per share	$ 3.14	$ 1.78	$ 3.29
Diluted net income per share	$ 3.08	$ 1.76	$ 3.21

Potentially dilutive securities excluded from the calculation of diluted net income per share were as follows:

	2009	2008	2007
Weighted average antidilutive securities	1,578	1,682	357

According to FASB guidance for earnings per share, contingently issuable shares that have not met the necessary conditions as of the end of a reporting period should not be included in the calculation of diluted net income per share for that period. The Company had contingently issuable awards outstanding that did not meet the performance conditions as of January 31, 2010, February 1, 2009 and February 3, 2008, and, therefore, were excluded from the calculation of diluted net income per share for each applicable year. The maximum number of potentially dilutive shares that could be issued upon vesting for such awards was 89, 158 and 82 as of January 31, 2010, February 1, 2009 and February 3, 2008, respectively. These amounts were also excluded from the computation of weighted average antidilutive securities.

16. NONCASH INVESTING TRANSACTIONS

Omitted from the Investing Activities section of the Consolidated Statement of Cash Flows for the year ended January 31, 2010 were capital expenditures of $911, which will not be paid until 2010.

The Company recorded an increase to property, plant and equipment of $80,331 during 2008 related to capital expenditures that were paid in cash. In addition, the Company paid $7,810 in cash during 2008 related to property, plant and equipment that was acquired in the fourth quarter of 2007. This amount was omitted from the Investing Activities section of the Consolidated Statement of Cash Flows for the year ended February 3, 2008.

The Company recorded increases to goodwill of $38,866, $39,376 and $37,520 during 2009, 2008 and 2007, respectively, related to liabilities incurred for contingent purchase price payments to Mr. Calvin Klein. Such amounts are not due or paid in cash until 45 days subsequent to the Company's applicable quarter end. As such, during 2009, 2008 and 2007, the Company paid $37,435, $40,848 and $35,815, respectively, in cash related to contingent purchase price payments to Mr. Calvin Klein that were recorded as additions to goodwill during the periods the liabilities were incurred.

(Currency and share amounts in thousands, except per share data)

17. SEGMENT DATA

The Company manages its operations through its operating divisions, which are aggregated into five reportable segments: (i) Wholesale Dress Furnishings; (ii) Wholesale Sportswear and Related Products; (iii) Retail Apparel and Related Products; (iv) Retail Footwear and Related Products; and (v) Calvin Klein Licensing.

Wholesale Dress Furnishings Segment - This segment consists of the Company's wholesale dress furnishings division. This segment derives revenue primarily from marketing: (i) dress shirts under the brand names *Van Heusen, IZOD, Eagle, Geoffrey Beene, ARROW, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, CHAPS, Sean John, Donald J. Trump Signature Collection, JOE Joseph Abboud, MICHAEL Michael Kors, DKNY, Tommy Hilfiger* (beginning in the second quarter of 2009), *J. Garcia* (beginning in the third quarter of 2009) and *Elie Tahari* (beginning in the fourth quarter of 2009); and (ii) neckwear under the brand names *ARROW, IZOD, Calvin Klein, Donald J. Trump Signature Collection, Eagle, DKNY, Tommy Hilfiger, Nautica, Ike Behar, Ted Baker, Jones New York, MICHAEL Michael Kors, Michael Kors Collection* and *Robert Graham* (beginning in the fourth quarter of 2008) and, beginning late in the first quarter of 2008, in connection with the acquisition of certain assets of Mulberry, *Kenneth Cole New York, Kenneth Cole Reaction, JOE Joseph Abboud, J. Garcia, Claiborne, Sean John, U.S. POLO ASSN., Axcess, Hart Schaffner Marx, Bugatti, City of London*. In addition, the Company sold neckwear under the *Perry Ellis Portfolio* brand name into the third quarter of 2008, and dress shirts under the *BCBG Max Azria* and *BCBG Attitude* brand names into the fourth quarter of 2009. The Company markets its dress shirt and neckwear brands, as well as various private label brands, primarily to department, mid-tier department and specialty stores.

Wholesale Sportswear and Related Products Segment - The Company aggregates the results of its wholesale sportswear divisions into the Wholesale Sportswear and Related Products segment. This segment derives revenue primarily from marketing men's sportswear under the brand names *Van Heusen, IZOD, Geoffrey Beene, ARROW, Calvin Klein* and, beginning in the second quarter of 2008, *Timberland* to department, mid-tier department and specialty stores. Additionally, beginning in the second quarter of 2007, this segment also derives revenue from marketing women's sportswear under the brand name *IZOD* to department, mid-tier department and specialty stores.

Retail Apparel and Related Products Segment - The Company aggregates the results of its Van Heusen, Izod and Calvin Klein retail divisions into the Retail Apparel and Related Products segment. This segment derives revenue principally from operating retail stores, primarily in outlet centers, which sell apparel and accessories under the brand names *Van Heusen, IZOD* and *Calvin Klein.* In addition, into the fourth quarter of 2008, the Company operated retail stores under the brand name *Geoffrey Beene*. The Company announced during 2008 that it would not renew its license to operate *Geoffrey Beene* outlet retail stores and ceased operations of its Geoffrey Beene outlet retail division during the fourth quarter of 2008. Please see Note 14, "Activity Exit Costs and Asset Impairments," for details of the closure. This segment also derives revenue from selling *Calvin Klein Collection* branded high-end collection apparel and accessories through the Company's own full price *Calvin Klein Collection* retail store located in New York City.

Retail Footwear and Related Products Segment - This segment consists of the Company's Bass retail division. This segment derives revenue principally from operating retail stores, primarily in outlet centers, which sell footwear, apparel, accessories and related products under the brand names *Bass* and *G.H. Bass & Co.*

Calvin Klein Licensing Segment - The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment. This segment derives revenue from licensing and similar arrangements worldwide relating to the use by third parties of the brand names *Calvin Klein Collection, ck Calvin Klein* and *Calvin Klein* for a broad array of products and retail services.

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Currency and share amounts in thousands, except per share data)

The following tables present summarized information by segment:

	2009	2008	2007
Revenue - Wholesale Dress Furnishings			
Net sales	$ 532,894	$ 527,815	$ 524,665
Royalty revenue	5,496	6,273	6,243
Advertising and other revenue	1,777	2,747	2,683
Total	540,167	536,835	533,591
Revenue - Wholesale Sportswear and Related Products			
Net sales	572,301	625,380	630,875
Royalty revenue	8,992	10,520	10,630
Advertising and other revenue	2,555	4,259	3,710
Total	583,848	640,159	645,215
Revenue - Retail Apparel and Related Products			
Net sales	672,587	713,956[(1)]	690,700[(1)]
Royalty revenue	5,723	6,656	7,699
Total	678,310	720,612	698,399
Revenue - Retail Footwear and Related Products			
Net sales	267,283	268,303	281,481
Royalty revenue	460	370	110
Advertising and other revenue	74	168	1,082
Total	267,817	268,841	282,673
Revenue - Calvin Klein Licensing			
Royalty revenue	225,208	212,733	189,743
Advertising and other revenue	77,692	87,493	75,554
Total	302,900	300,226	265,297
Revenue - Other[(2)]			
Net Sales	25,689	25,262	-
Total	25,689	25,262	-
Total Revenue			
Net sales	2,070,754	2,160,716	2,127,721
Royalty revenue	245,879	236,552	214,425
Advertising and other revenue	82,098	94,667	83,029
Total[(3)]	$2,398,731	$2,491,935	$2,425,175
Income before interest and taxes - Wholesale Dress Furnishings	$ 58,728[(4)]	$ 64,547[(4)]	$ 76,654
Income before interest and taxes - Wholesale Sportswear and Related Products	50,636[(5)]	71,751[(5)]	82,854
Income (loss) before interest and taxes - Retail Apparel and Related Products	30,699[(6)]	(46,693)[(6)]	58,538
Income (loss) before interest and taxes - Retail Footwear and Related Products	8,683[(7)]	(150)[(7)]	23,205
Income before interest and taxes - Calvin Klein Licensing	166,472	154,072[(8)]	128,868
Loss before interest and taxes - Other[(2)]	(71,406)	(69,779)	(58,289)
Income before interest and taxes	$ 243,812	$ 173,748	$ 311,830

(Currency and share amounts in thousands, except per share data)

(1) Revenue for the Retail Apparel and Related Products segment for 2008 and 2007 includes $94,885 and $107,996, respectively, associated with the Company's Geoffrey Beene outlet retail division, which was closed during 2008.

(2) Includes corporate expenses not allocated to any reportable segments and the results of the Company's Calvin Klein Collection wholesale business, which was acquired in January 2008. Corporate expenses represent overhead operating expenses and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Additionally, the Company includes all stock-based compensation expenses in corporate expenses. Corporate expenses for 2009 and 2008 include costs associated with the Company's restructuring initiatives. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(3) No single customer accounted for greater than 10% of the Company's revenue in 2007. Macy's accounted for 11.9% and 11.5% of the Company's revenue in 2009 and 2008, respectively. This revenue is reported in the Wholesale Dress Furnishings and the Wholesale Sportswear and Related Products segments.

(4) Income before interest and taxes for the Wholesale Dress Furnishings segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(5) Income before interest and taxes for the Wholesale Sportswear and Related Products segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(6) Income (loss) before interest and taxes for the Retail Apparel and Related Products segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives and long-lived asset impairments. Loss before interest and taxes for the Retail Apparel and Related Products segment for 2008 also includes costs associated with the closing of the Company's Geoffrey Beene outlet retail division. Please see the sections entitled "Geoffrey Beene Outlet Retail Activity Exit Costs," "Restructuring Costs" and "Other Asset Impairments" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(7) Income (loss) before interest and taxes for the Retail Footwear and Related Products segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives and long-lived asset impairments. Please see the sections entitled "Restructuring Costs" and "Other Asset Impairments" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(8) Income before interest and taxes for the Calvin Klein Licensing segment for 2008 includes costs associated with the Company's restructuring initiatives. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

Intersegment transactions consist of transfers of inventory principally between the Wholesale Dress Furnishings segment and the Retail Apparel and Related Products segment. These transfers are recorded at cost plus a standard markup percentage. Such markup percentage is eliminated in the Retail Apparel and Related Products segment.

(Currency and share amounts in thousands, except per share data)

	2009	2008	2007
Identifiable Assets			
Wholesale Dress Furnishings	$ 297,069	$ 289,995	$ 290,468
Wholesale Sportswear and Related Products	285,243	290,202	300,734
Retail Apparel and Related Products	142,462	151,258	239,747
Retail Footwear and Related Products	43,857	57,244	72,273
Calvin Klein Licensing	885,687	834,402	770,123
Other	685,361	577,083	499,049
Total	$2,339,679	$2,200,184	$2,172,394
Depreciation and Amortization			
Wholesale Dress Furnishings	$ 8,334	$ 7,756	$ 7,128
Wholesale Sportswear and Related Products	9,866	8,384	8,199
Retail Apparel and Related Products	17,615	22,889	17,908
Retail Footwear and Related Products	5,530	6,874	5,880
Calvin Klein Licensing	2,870	2,603	2,321
Other	5,674	6,860	5,154
Total	$ 49,889	$ 55,366	$ 46,590
Identifiable Capital Expenditures[1]			
Wholesale Dress Furnishings	$ 2,881	$ 3,971	$ 9,451
Wholesale Sportswear and Related Products	2,262	10,948	13,723
Retail Apparel and Related Products	13,153	48,181	53,638
Retail Footwear and Related Products	2,462	9,602	11,189
Calvin Klein Licensing	1,047	1,993	4,188
Other	2,962	5,636	10,370
Total	$ 24,767	$ 80,331	$ 102,559

(1) Capital expenditures in 2009 include $911 of accruals which will not be paid until 2010. Capital expenditures in 2007 include $7,810 of accruals which were not paid until 2008, and such amount is excluded from capital expenditures in 2008.

Assets related to the Company's segments are principally located in the United States.

Revenue, based on location of origin, was as follows:

	2009	2008	2007
Domestic	$2,129,336	$2,236,524	$2,231,231
Foreign	269,395	255,411	193,944
Total	$2,398,731	$2,491,935	$2,425,175

18. GUARANTEES

The Company guaranteed the payment of certain purchases made by one of the Company's suppliers from a raw material vendor. The maximum amount guaranteed as of January 31, 2010 is $500. The guarantee expires on January 31, 2011.

The Company guaranteed to a former landlord the payment of rent and related costs by the tenant currently occupying space previously leased by the Company. The maximum amount guaranteed as of January 31, 2010 is approximately $3,800, which is subject to exchange rate fluctuation. The Company has the right to seek recourse of approximately $2,400 as of January 31, 2010, which is subject to exchange rate fluctuation. The guarantee expires on May 19, 2016.

(Currency and share amounts in thousands, except per share data)

19. OTHER COMMENTS

Included in selling, general and administrative expenses on the Company's Consolidated Income Statements are foreign currency transaction losses of $309 (2009), $3,380 (2008) and gains of $123 (2007).

Included in accrued expenses on the Company's Consolidated Balance Sheets are certain incentive compensation costs of $30,960 as of January 31, 2010, and certain wholesale sales allowance accruals of $39,534 and $41,558 as of January 31, 2010 and February 1, 2009, respectively.

The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

20. SUBSEQUENT EVENT (UNAUDITED)

The Company announced on March 15, 2010 that it had entered into a definitive agreement to acquire Tommy Hilfiger B.V. and certain affiliated companies (collectively "Tommy Hilfiger"), which is controlled by funds affiliated with Apax Partners L.P., for total consideration of €2,200,000, or approximately $3,000,000, plus the assumption of €100,000 in liabilities. The consideration includes €1,924,000 in cash and €276,000 in shares of the Company's common stock. The Company has entered into a forward foreign exchange contract with respect to €1,300,000 of the purchase price to hedge against its exposure to changes in the exchange rate for the Euro. The Company's obligations under this contract are contingent upon the closing of the acquisition. The closing of the transaction is subject to the receipt of financing and other customary conditions, including the receipt of required regulatory approvals. The transaction is expected to close during the Company's second quarter of 2010. In the event that the transaction does not close due to the failure to obtain the financing or satisfy certain other conditions, the Company has agreed to pay €69,000 to the selling shareholders.

The Company expects to finance the €1,924,000 cash portion of the Tommy Hilfiger acquisition and refinance its $300,000 of existing senior unsecured notes using a combination of cash on hand, bank debt and public and/or private offerings of debt and/or equity.

PHILLIPS-VAN HEUSEN CORPORATION

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
(In thousands, except per share data)

The following table sets forth selected quarterly financial data (unaudited) for the corresponding thirteen week periods of the fiscal years presented:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2009[1]	2008	2009[1]	2008[3]	2009[1],[2]	2008[3]	2009[1]	2008[3],[4]
Total revenue	$557,425	$625,698	$529,283	$560,967	$697,440	$727,484	$614,583	$577,786
Gross profit	271,826	310,790	265,756	288,937	337,674	341,300	307,347	259,641
Net income (loss)	24,711	46,801	26,557	29,206	83,619	53,699	27,023	(37,935)
Basic net income (loss) per common share	0.48	0.91	0.51	0.57	1.62	1.04	0.52	(0.74)
Diluted net income (loss) per common share	0.48	0.90	0.51	0.56	1.58	1.03	0.51	(0.74)
Price range of stock per common share								
High	30.48	43.86	36.08	47.94	44.85	45.77	44.92	24.60
Low	14.09	30.50	24.71	31.62	33.15	20.37	39.03	13.04

(1) The first, second, third and fourth quarters of 2009 include pre-tax costs of $4,720, $6,256, $6,174 and $8,747, respectively, associated with the Company's restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of the Company's global sourcing organizational structure, reductions in warehousing capacity, lease termination fees for *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

(2) The third quarter of 2009 includes a tax benefit of approximately $30,000 related to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

(3) The second, third and fourth quarters of 2008 include pre-tax costs of $8,687, $6,077 and $3,484, respectively, associated with the closing of the Company's Geoffrey Beene outlet retail division.

(4) The fourth quarter of 2008 includes pre-tax costs of $60,082 associated with fixed asset impairment charges for approximately 200 of the Company's retail stores and pre-tax costs of $21,578 associated with the Company's restructuring initiatives announced in the fourth quarter of 2008, as discussed above. Please see the section entitled "Restructuring Costs" in Note 14, "Activity Exit Costs and Asset Impairments," for a further discussion.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include certain amounts based on management's best judgments and estimates.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the underlying transactions, including the acquisition and disposition of assets; (ii) provide reasonable assurance that the Company's assets are safeguarded and transactions are executed in accordance with management's authorization and are recorded as necessary to permit preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company's Board of Directors, composed solely of directors who are independent in accordance with New York Stock Exchange listing standards, the Securities Exchange Act of 1934, the Company's Corporate Governance Guidelines and its charter, meets periodically with the Company's independent auditors, the Company's internal auditors and management to discuss internal control over financial reporting, auditing and financial reporting matters. Both the independent auditors and the Company's internal auditors periodically meet alone with the Audit Committee and have free access to the Committee.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of January 31, 2010.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit Committee, subject to ratification by the Company's stockholders. Ernst & Young LLP have audited and reported on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors are contained in this Annual Report on Form 10-K.

/s/ EMANUEL CHIRICO

Emanuel Chirico
Chairman and Chief Executive Officer
March 31, 2010

/s/ MICHAEL SHAFFER

Michael Shaffer
Executive Vice President and
Chief Financial Officer
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

We have audited Phillips-Van Heusen Corporation's internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Phillips-Van Heusen Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Phillips-Van Heusen Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 31, 2010 and February 1, 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 2010 and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 31, 2010 and February 1, 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 2010. Our audits also included the financial statement schedule included in Item 15(a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 31, 2010 and February 1, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Phillips-Van Heusen Corporation's internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 31, 2010

PHILLIPS-VAN HEUSEN CORPORATION
TEN YEAR FINANCIAL SUMMARY
(In thousands, except per share data, percents and ratios)

	2009 (1)	2008 (2)	2007	2006 (3)	2005 (4)
Summary of Operations					
Revenue	$2,398,731	$2,491,935	$2,425,175	$2,090,648	$1,908,848
Cost of goods sold and expenses	2,154,919	2,318,187	2,113,345	1,825,342	1,702,002
Income before interest and taxes	243,812	173,748	311,830	265,306	206,846
Interest expense, net	32,229	27,444	17,009	16,873	28,577
Income tax expense	49,673	54,533	111,502	93,204	66,581
Net income	$ 161,910	$ 91,771	$ 183,319	$ 155,229	$ 111,688
Per Share Statistics					
Basic net income per common share	$ 3.14	$ 1.78	$ 3.29	$ 2.71	$ 2.15
Diluted net income per common share	3.08	1.76	3.21	2.64	1.85
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per common share	22.51	19.40	18.65	16.87	14.12
Financial Position					
Current assets	994,883	864,429	836,219	799,863	681,257
Current liabilities	362,881	349,238	360,148	298,026	242,225
Working capital	632,002	515,191	476,071	501,837	439,032
Total assets	2,339,679	2,200,184	2,172,394	2,013,345	1,765,048
Long-term debt	399,584	399,567	399,552	399,538	399,525
Series B convertible preferred stock	-	-	-	-	161,926
Stockholders' equity	$1,168,553	$ 998,795	$ 956,283	$ 942,157	$ 610,662
Other Statistics					
Total debt to total capital(5)	25.5%	28.6%	29.5%	29.8%	34.1%
Net debt to net capital(6)	(7.5)%	6.7%	11.9%	3.4%	14.6%
Current ratio	2.7	2.5	2.3	2.7	2.8

(1) 2009 includes (a) pre-tax costs of $25,897 associated with the Company's restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization, reductions in warehousing capacity, lease termination fees for *Calvin Klein* specialty retail stores and other initiatives to reduce corporate and administrative expenses; and (b) a net tax benefit of $29,619 related principally to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

(2) 2008 includes (a) fixed asset impairment charges of $60,082 for approximately 200 of the Company's retail stores; (b) pre-tax costs of $21,578 associated with the Company's restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of the Company's global sourcing organizational structure, reductions in warehousing capacity and other initiatives to reduce corporate and administrative expenses; and (c) pre-tax costs of $18,248 associated with the closing of the Company's Geoffrey Beene outlet retail division.

(3) 2006 includes (a) a pre-tax gain of $32,043 associated with the sale by a subsidiary of the Company on January 31, 2006 of minority interests in certain entities that operate various licensed *Calvin Klein* jeans and sportswear businesses in Europe and Asia; (b) pre-tax costs of $10,535 resulting from the departure in February 2006 of a former chief executive officer of the Company; (c) pre-tax costs of $11,294 associated with closing the Company's apparel manufacturing facility in Ozark, Alabama in May 2006; and (d) an inducement payment of $10,178 and offering costs totaling $770 incurred by the Company in connection with the voluntary conversion by the holders of the Company's Series B convertible preferred stock of a portion of such stock into shares of common stock and the subsequent sale of a portion of such common shares by the holders. The inducement payment and offering costs resulted in a reduction of net income available to common stockholders for purposes of calculating diluted net income per common share. 2006 includes 53 weeks of operations.

(4) 2005 includes an inducement payment of $12,853 and offering costs totaling $1,352 incurred by the Company in connection with the voluntary conversion by the holders of the Company's Series B convertible preferred stock of a portion of such stock into shares of common stock and the subsequent sale of such common shares by the holders. The inducement payment and offering costs resulted in a reduction of net income available to common stockholders for purposes of calculating diluted net income per common share.

(5) Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(6) Net debt and net capital are total debt and total capital reduced by cash.

PHILLIPS-VAN HEUSEN CORPORATION
TEN YEAR FINANCIAL SUMMARY (CONTINUED)
(In thousands, except per share data, percents and ratios)

	2004 [1]	2003 [2]	2002	2001 [3]	2000 [4]
Summary of Operations					
Revenue	$1,641,428	$1,568,836	$1,392,038	$1,418,185	$1,440,719
Cost of goods sold and expenses	1,511,549	1,509,558	1,323,003	1,377,046	1,370,182
Income before interest and taxes	129,879	59,278	69,035	41,139	70,537
Interest expense, net	42,857	36,372	22,729	24,451	22,322
Income tax expense	28,407	8,200	15,869	6,008	18,115
Net income	$ 58,615	$ 14,706	$ 30,437	$ 10,680	$ 30,100
Per Share Statistics					
Basic net income (loss) per common share	$ 1.20	$ (0.18)	$ 1.10	$ 0.39	$ 1.10
Diluted net income (loss) per common share	1.14	(0.18)	1.08	0.38	1.10
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per common share	11.23	9.68	9.80	9.62	9.80
Financial Position					
Current assets	504,137	490,584	451,127	405,300	436,381
Current liabilities	219,266	182,864	127,439	114,358	138,095
Working capital	284,871	307,720	323,688	290,942	298,286
Total assets	1,560,355	1,439,283	771,700	708,933	724,364
Long-term debt	399,512	399,097	249,012	248,935	248,851
Series B convertible preferred stock	264,746	264,746	-	-	-
Stockholders' equity	$ 364,026	$ 296,157	$ 272,227	$ 265,727	$ 268,561
Other Statistics					
Total debt to total capital[5]	38.9%	41.6%	47.8%	48.4%	48.1%
Net debt to net capital[6]	30.5%	32.2%	32.6%	43.6%	46.0%
Current ratio	2.3	2.7	3.5	3.5	3.2

[1] 2004 includes pre-tax charges of $9,374 related to debt extinguishment costs, pre-tax charges of $14,033 associated with the closing of certain outlet retail stores and exiting the wholesale footwear business and other related costs, and a $3,016 tax benefit associated with the realization of certain state net operating loss carryforwards.

[2] 2003 includes pre-tax charges of $36,366 related to integration costs associated with the Company's acquisition of Calvin Klein, pre-tax charges of $20,739 associated with the impairment and closing of certain outlet retail stores and exiting the wholesale footwear business and other related costs, and a pre-tax gain of $3,496 resulting from the Company's sale of its minority interest in Gant Company AB. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

[3] 2001 includes pre-tax charges of $21,000 for restructuring and other expenses.

[4] 2000 includes 53 weeks of operations.

[5] Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

[6] Net debt and net capital are total debt and total capital reduced by cash.

PHILLIPS-VAN HEUSEN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended January 31, 2010					
Allowance for doubtful accounts......	$ 7,160	$ 5,617	$ -	$ 5,553(b)	$ 7,224
Allowance/accrual for operational chargebacks and customer markdowns(a)................................	91,700	173,818	677	174,308	91,887
Total...	98,860	179,435	677	179,861	99,111
Year Ended February 1, 2009					
Allowance for doubtful accounts......	2,611	7,241	2,997	5,689(b)	7,160
Allowance/accrual for operational chargebacks and customer markdowns(a)................................	87,601	165,374	2,748	164,023	91,700
Total...	90,212	172,615	5,745	169,712	98,860
Year Ended February 3, 2008					
Allowance for doubtful accounts......	2,612	217	-	218(b)	2,611
Allowance/accrual for operational chargebacks and customer markdowns(a)................................	82,245	154,541	-	149,185	87,601
Total...	$ 84,857	$ 154,758	$ -	$ 149,403	$ 90,212

(a) Contains activity associated with the wholesale sales allowance accrual included in accrued expenses. Please see Note 19, "Other Comments" for specified amounts.

(b) Principally accounts written off as uncollectible, net of recoveries.

Phillips-Van Heusen Corporation
200 Madison Avenue, New York, NY 10016


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